UNITED PARKS & RESORTS



2023

ANNUAL REPORT

UNITED PARKS & RESORTS

To Our Shareholders,

I want to welcome you to our first annual report under our new company name, United Parks & Resorts Inc. We believe this name change better reflects what we have been…and will continue to be…a diverse collection of park brands and experiences. The name change affects only the name of the parent company – SeaWorld Entertainment, Inc. Our award-winning portfolio of parks – SeaWorld, Busch Gardens, Discovery Cove, Sesame Place, Water Country USA, Adventure Island, and Aquatica – retain their respective park names. What also remains unchanged is our deep commitment to creating experiences that matter for our guests and inspiring them to help protect animals and the wild wonders of the world.

2023 FINANCIAL PERFORMANCE

I am pleased to report another year of strong financial results. For the year we delivered near record results and grew our total revenue per capita for the 6th year in a row despite significant adverse weather impacts throughout the year.

We continued to drive growth in total revenue per capita including growth in admissions per capita, and in-park per capita, which has increased for 15 consecutive quarters through December 31, 2023, demonstrating the effectiveness of our revenue strategies, our pricing power and the strength of consumer spending in our parks. Also, in 2023 along with our partners we successfully opened our first SeaWorld park outside of the United States in Abu Dhabi, which has been extremely well received and performed ahead of expectations. In addition, we made meaningful investments across our parks and business that we are confident will deliver strong returns and will be a source of growth and profitability this year and into the future. I want to thank our ambassadors for all their dedicated efforts in 2023.

Our attendance levels for fiscal 2023 were still below levels achieved in 2019, primarily due to a decline in international and group attendance which we are confident will eventually recover to and surpass pre-COVID levels. We are also still more than 3 million visitors below our historical high attendance of approximately 25 million guests achieved in 2008. Our clear opportunity to drive meaningfully more attendance to our parks combined with our demonstrated ability to continue to grow total per capita spending, manage and reduce costs and achieve strong returns on our investments give us high confidence in our ability to continue to deliver operational and financial improvements that we expect will lead to meaningful increases in shareholder value.

As you know, we are one of the world's leading animal rescue organizations and we are proud of our efforts to protect and save wildlife. Over our history, we have helped over 41,000 animals including bottlenose dolphins, manatees, sea lions, seals, sea turtles, sharks, birds and more. I'm really proud of the team's hard work and their continued dedication to these important rescue efforts. I want to thank them and all of our ambassadors for all that they do to operate our parks.

We are excited about our plans for 2024, including the prospect for more normalized weather and an incredible line up of new, one-of-a kind rides, attractions and events, and new and improved in park venues and offerings across our parks. We are also really excited about celebrating SeaWorld Parks 60th anniversary this year, a celebration that is going on this year at all SeaWorld parks. We are proud to celebrate 60 years of conservation, education and fun for all ages.

We continue to strongly believe there are significant additional opportunities to improve our execution, take advantage of clear growth opportunities and continue to drive meaningful long-term growth in both revenue and Adjusted EBITDA. We continue to have high confidence in our long-term strategy and in our ability to deliver significantly improved operating and financial results that we expect will lead to meaningfully increased value for stakeholders.

Thank you for your investment in United Parks & Resorts Inc.

Sincerely,



Marc G. Swanson
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-35883

United Parks & Resorts Inc.
(Exact name of registrant as specified in its charter)

Delaware	**27-1220297**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
6240 Sea Harbor Drive	
Orlando, Florida	**32821**
(Address of principal executive offices)	**(Zip Code)**

(407) 226-5011
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	PRKS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer		☐
Non-accelerated filer	☐	Smaller reporting company		☐
		Emerging growth company		☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was $2,015,869,838 based upon the closing price of the registrant's common stock, par value $0.01 per share, reported for such date on the New York Stock Exchange. For purposes of this computation, shares of the registrant's common stock held by each executive officer and director and each person known to the registrant to own 10% or more of the outstanding voting power of the registrant have been excluded since such persons may be deemed to be affiliates. This determination of affiliate status is not a determination for other purposes.

The registrant had outstanding 63,970,068 shares of Common Stock, par value $0.01 per share as of February 23, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission relating to the 2024 Annual Meeting of Stockholders, which statement will be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated by reference into Part III of this report.

Auditor Firm Id:	185		Auditor Name:	KPMG LLP		Auditor Location:	Orlando, FL

UNITED PARKS & RESORTS INC. AND SUBSIDIARIES
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

In February 2024, we changed our corporate name from SeaWorld Entertainment, Inc. to United Parks & Resorts Inc. We will not distinguish between our prior and current corporate name and will refer to our current corporate name throughout this Annual Report on Form 10-K. Unless otherwise noted or the context otherwise requires, (i) references to the "Company," "United Parks," "we," "our" or "us" in this Annual Report on Form 10-K refer to United Parks & Resorts Inc. and its consolidated subsidiaries; (ii) references to "guests" refer to our theme park visitors; (iii) references to "customers" refer to any consumer of our products and services, including guests of our theme parks; (iv) references to our "theme parks" or "parks" include all of our owned and separately gated parks; (v) references to the "TEA/AECOM 2019 Report" refer to the 2019 Theme Index: The Global Attractions Attendance Report, TEA/AECOM, 2020, which represents TEA/AECOM's most recently updated attendance rankings; and (vi) references to the "Amusement Today, 2023" refer to the Amusement Today 2023 Golden Ticket Awards, Vol. 27, issue 6.2 dated September 2023. Unless otherwise noted, attendance rankings included in this Annual Report on Form 10-K are based on the TEA/AECOM 2019 Report, which represents TEA/AECOM's most recently updated attendance rankings and are not independently validated by the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K may contain "forward-looking statements" within the meaning of the federal securities laws. All statements, other than statements of historical facts, including statements concerning our plans, objectives, goals, beliefs, business strategies, future events, business conditions, our results of operations, financial position and our business outlook, business trends and other information, may be forward-looking statements. Words such as "might," "will," "may," "should," "estimates," "expects," "continues," "contemplates," "anticipates," "projects," "plans," "potential," "predicts," "intends," "believes," "forecasts," "future," "targeted," "goal" and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs, estimates and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this Annual Report on Form 10-K. Such risks, uncertainties and other important factors that could cause actual results to differ materially include, among others, the risks, uncertainties and factors set forth under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K, including the following:

- various factors beyond our control adversely affecting attendance and guest spending at our theme parks, including, but not limited to, weather, natural disasters, labor shortages, inflationary pressures, supply chain delays or shortages, foreign exchange rates, consumer confidence, the potential spread of travel-related health concerns including pandemics and epidemics, travel related concerns, adverse general economic related factors including increasing interest rates, economic uncertainty, and recent geopolitical events outside of the United States, and governmental actions;

- failure to retain and/or hire employees;

- a decline in discretionary consumer spending or consumer confidence, including any unfavorable impacts from Federal Reserve interest rate actions and inflation which may influence discretionary spending, unemployment or the overall economy;

- the ability of Hill Path Capital LP and its affiliates to significantly influence our decisions and their interests may conflict with ours or yours in the future;

- increased labor costs, including minimum wage increases, and employee health and welfare benefit costs;

- complex federal and state regulations governing the treatment of animals, which can change, and claims and lawsuits by activist groups before government regulators and in the courts;

- activist and other third-party groups and/or media can pressure governmental agencies, vendors, partners, guests and/or regulators, bring action in the courts or create negative publicity about us;

- incidents or adverse publicity concerning our theme parks, the theme park industry and/or zoological facilities;

- a significant portion of our revenues have historically been generated in the States of Florida, California and Virginia, and any risks affecting such markets, such as natural disasters, closures due to pandemics, severe weather and travel-related disruptions or incidents;

- technology interruptions or failures that impair access to our websites and/or information technology systems;

- cyber security risks to us or our third-party service providers, failure to maintain or protect the integrity of internal, employee or guest data, and/or failure to abide by the evolving cyber security regulatory environment;

- inability to compete effectively in the highly competitive theme park industry;

- interactions between animals and our employees and our guests at attractions at our theme parks;

- animal exposure to infectious disease;

- high fixed cost structure of theme park operations;

- seasonal fluctuations in operating results;

- changing consumer tastes and preferences;

- inability to grow our business or fund theme park capital expenditures;

- inability to realize the benefits of developments, restructurings, acquisitions or other strategic initiatives, and the impact of the costs associated with such activities;

- the effects of public health events on our business and the economy in general;

- adverse litigation judgments or settlements;

- inability to protect our intellectual property or the infringement on intellectual property rights of others;

- the loss of licenses and permits required to exhibit animals or the violation of laws and regulations;

- unionization activities and/or labor disputes;

- inability to maintain certain commercial licenses;

- restrictions in our debt agreements limiting flexibility in operating our business;

- inability to retain our current credit ratings;

- our leverage and interest rate risk;

- inadequate insurance coverage;

- inability to purchase or contract with third party manufacturers for rides and attractions, construction delays or impacts of supply chain disruptions on existing or new rides and attractions;

- environmental regulations, expenditures and liabilities;

- suspension or termination of any of our business licenses, including by legislation at federal, state or local levels;

- delays, restrictions or inability to obtain or maintain permits;

- inability to remediate an identified material weakness;

- financial distress of strategic partners or other counterparties;

- tariffs or other trade restrictions;

- actions of activist stockholders;

- the policies of the U.S. President and his administration or any changes to tax laws;

- changes or declines in our stock price, as well as the risk that securities analysts could downgrade our stock or our sector;

- risks associated with our capital allocation plans and share repurchases, including the risk that our share repurchase program could increase volatility and fail to enhance stockholder value; and

- other factors described in "Item 1A. Risk Factors" included elsewhere in this Annual Report on Form 10-K.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. There can be no assurance that (i) we have correctly measured or identified all of the factors affecting our business or the extent of these factors' likely impact, (ii) the available information with respect to these factors on which such analysis is based is complete or accurate, (iii) such analysis is correct or (iv) our strategy, which is based in part on this analysis, will be successful. All forward-looking statements in this Annual Report on Form 10-K apply only as of the date of this Annual Report on Form 10-K or as the date they were made or as otherwise specified herein and, except as required by applicable law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise.

Trademarks, Service Marks and Trade Names

We own or have rights to use a number of registered and common law trademarks, service marks and trade names in connection with our business in the United States and in certain foreign jurisdictions, including United Parks & Resorts, SeaWorld Entertainment, SeaWorld Parks & Entertainment, SeaWorld®, Shamu®, Busch Gardens®, Aquatica®, Discovery Cove®, Sea Rescue® and other names and marks that identify our theme parks, characters, rides, attractions and other businesses. In addition, we have certain rights to use Sesame Street® marks, characters and related indicia through a license agreement with Sesame Workshop.

Solely for convenience, the trademarks, service marks, and trade names referred to hereafter in this Annual Report on Form 10-K are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. This Annual Report on Form 10-K may contain additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this Annual Report on Form 10-K are, to our knowledge, the property of their respective owners.

PART I.

Item 1. Business

Company Overview

We are a leading theme park and entertainment company providing experiences that matter and inspiring guests to protect animals and the wild wonders of our world. We own or license a portfolio of recognized brands including SeaWorld, Busch Gardens, Aquatica, Discovery Cove and Sesame Place. Over our more than 60-year history, we have developed a diversified portfolio of 13 differentiated theme parks that are grouped in key markets across the United States and in the United Arab Emirates. Many of our theme parks showcase our one-of-a-kind zoological collection and feature a diverse array of both thrill and family-friendly rides, educational presentations, shows and/or other attractions with broad demographic appeal which deliver memorable experiences and a strong value proposition for our guests.

We generate revenue primarily from selling admission to our theme parks and from purchases of food, merchandise and other items, primarily within our theme parks. For more information concerning our results from operations, see the "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*" section included elsewhere in this Annual Report on Form 10-K.

As one of the world's foremost zoological organizations and a global leader in animal welfare, training, husbandry, veterinary care and marine animal rescue, we are committed to helping protect and preserve the oceans, environment and the natural world. For more information, see the *"—Our Culture and Social Responsibility"* section included elsewhere in this Annual Report on Form 10-K.

Recent Developments

Current Operating Environment

Our Board has formed a number of committees and holds certain meetings and operational review sessions on a frequent basis designed to provide further assistance from Board members with expertise in certain areas by providing enhanced oversight over the operations of the Company. As a result, in the current operating environment, certain members of our Board, including our Chairman of the Board, are actively involved in overseeing certain key operating activities and decisions.

While conditions have improved in some markets and for various positions, the current condition of the overall labor market and the challenging current operating environment have led to turnover and hiring challenges for some positions and/or markets which could impact operations and the guest experience. We have also been impacted by higher interest rates and supply chain disruptions (which has, at times, impacted ride and/or in-park facility availability).

For further discussion relating to the current environment, see *"Risk Factors"* under the headers, *"If we fail to retain and/or hire employees, our business may be adversely affected."* and *"Hill Path Capital LP and its affiliates could be able to significantly influence our decisions and their interests may conflict with ours or yours in the future",* along with *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* included elsewhere in this Annual Report on Form 10-K.

Debt Repricing Transaction

On January 22, 2024, we completed an opportunistic repricing amendment for our existing first lien term loan facility in order to improve our capital structure by improving certain terms of our debt. See Note 11–Long-Term Debt to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Corporate Name Change

On February 12, 2024, the Company changed its corporate name from SeaWorld Entertainment, Inc. to United Parks & Resorts Inc. (the "Name Change"). As part of the Name Change, the Company's ticker symbol on the New York Stock Exchange changed from "SEAS" to "PRKS" beginning on February 13, 2024. The Company's award-winning portfolio of parks – SeaWorld, Busch Gardens, Discovery Cove, Sesame Place, Water Country USA, Adventure Island, and Aquatica – retained their respective park names.

Our Competitive Strengths

- **Brands That Consumers Know and Love.** We believe our brands attract and appeal to guests from around the world. We use our brands, intellectual property and the work we do to care for animals to increase awareness of our theme parks, drive attendance to our theme parks and create "out-of-park" experiences for our guests as a way to connect with them before they visit our theme parks and to stay connected with them after their visit. Such experiences include various consumer product offerings, including toys, books, apparel, educational tools and technology accessories as well as our websites and advertisements.

- **Differentiated Theme Parks.** We own and operate 12 theme parks which deliver high-quality educational experiences, entertainment offerings, aesthetic appeal, and shopping and dining experiences. Our portfolio includes theme parks ranked among the most highly attended in the industry, including three of the top 20 theme parks and four of the top 10 water parks in North America, as measured by attendance (*TEA/AECOM 2019 Report*). Our combined theme park portfolio has over 750 attractions that appeal to guests of all ages, including 73 animal habitats, 149 programs and 209 rides, along with 322 other attractions such as distinctive experiences, tours, events and play areas, among others. In addition, we have over 335 restaurants, photo and specialty retail shops. Our theme parks appeal to the entire family and offer a broad range of experiences, ranging from educational animal encounters and presentations and family-friendly attractions, to thrilling rides and exciting shows. In fact, we have won numerous awards and recognition. See further details in our theme park portfolio table located in the *Our Theme Parks* section which follows. In addition to the above owned parks, see *International Development Strategy* section which follows for discussion of our licensed SeaWorld branded park in the United Arab Emirates.

- **Diversified Business Portfolio.** Our portfolio of theme parks is diversified in a number of important respects. Our theme parks are located in geographic clusters across the United States, which at times can help protect us from the impact of localized events. Many of our theme parks showcase a different mix of thrill-oriented and family friendly attractions including rides, educational presentations and/or shows. This varied portfolio of offerings attracts guests from a broad range of demographics and geographies. Our portfolio of theme parks appeal to both regional and destination guests, which provide us with a diversified attendance base.

- **One of the World's Largest Zoological Collections.** We provide care for what we believe is one of the world's largest zoological collections. We believe we are attractively positioned in the industry due to our highly unique zoological collection and ability to present our animals in a differentiated, interactive and educational manner. Through opportunities to explore and interact with these amazing animals in our parks, each year we educate millions of guests with the goal of inspiring them to care and protect animals and their habitats in the wild. Our commitment to these animals includes applying world-class standards of care while striving to provide habitats that promote their health. We also lead, partner with and/or sponsor research efforts that have provided and will continue to provide essential information and tools to help protect and sustain species in their natural habitats around the world. See the "—*Conservation and Community Relations*" section included elsewhere in this Annual Report on Form 10-K.

- **Strong Competitive Position.** Our competitive position is enhanced by the combination of our powerful brands, extensive zoological collection and expertise, and attractive in-park assets located on valuable real estate. Our zoological collection and expertise, which have evolved over our six decades of caring for animals, would be extremely difficult and expensive to replicate. We have made extensive investments in new attractions and infrastructure and we believe that our theme parks are well capitalized (see the *"— Capital Improvements"* section included elsewhere in this Annual Report on Form 10-K for a discussion of our new rides and attractions). We believe that the limited supply of real estate suitable for theme park development in the United States coupled with high initial capital investment, long development lead-times and zoning and other land use restrictions constrain the number of large theme parks that can be constructed.

- **Proven and Experienced Management Team and Employees with Specialized Animal Expertise.** Our senior management team, led by Marc Swanson, our Chief Executive Officer, has an average tenure of approximately 23 years in relevant industries. The management team is comprised of highly skilled and dedicated professionals with wide ranging experience in theme park operations, zoological operations, product and business development, hospitality, marketing, finance and accounting. Additionally, we believe our animal care team is among the most experienced and qualified in the world, making us a global leader in animal welfare, husbandry, enrichment, and veterinary care.

- **Proximity of Complementary Theme Parks.** Our theme parks are grouped in key locations near large population centers and/or tourism destinations across the United States, which allows us to realize revenue and operating expense efficiencies. Having complementary theme parks located within close proximity to each other also enables us to cross market and offer bundled ticket and vacation packages. In addition, closely located theme parks provide operating efficiencies including sales, marketing, procurement and administrative synergies as overhead expenses are shared among the theme parks within each region.

- **Significant Cash Flow Generation.** We believe that our disciplined approach to capital expenditures, cost management and working capital management historically has enabled us to generate significant annual operating cash flow, even in years of declining performance. In addition, some of our parks are open year-round, which has helped reduce seasonal cash flow volatility. See the seasonality discussion and the liquidity and capital resources discussion in *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* section included elsewhere in this Annual Report on Form 10-K.

- **Care for Our Community and the Natural World.** We are committed to the communities in which our theme parks are located and focus our philanthropic efforts in three areas: animal preservation and stewardship; youth development and education; and community initiatives that address environmental sustainability. Our theme parks inspire and educate children and guests of all ages through experiences that are educational, fun and meaningful. Additionally, our Sesame Place park in Pennsylvania was the first theme park in the world to have achieved the designation of Certified Autism Center from the International Board of Credentialing and Continuing Education Standards (the "IBCCES").

  As part of our commitment to continuous learning, we provide complimentary distance learning resources for students, teachers and parents to use as schools shift to virtual classrooms. These resources include standards-aligned classroom activities, teacher's guides, videos, and animal information books. By providing these distance learning resources, we are able to help families explore, discover, and stay connected virtually in a fun and inspiring environment.

  We also partner with charities across the country whose values and missions are aligned with our own by providing financial support, in-kind resources, strategic guidance, and/or hands-on volunteer work. For example, we are a supporter and a corporate member of the SeaWorld & Busch Gardens Conservation Fund, a non-profit conservation foundation, which makes grants to wildlife research and conservation projects that protect wildlife and wild places worldwide. In addition, we operate one of the world's most respected rescue programs for ill and injured marine animals, in collaboration with federal, state and local governments, and other members of accredited stranding networks, among others, with the goal of rehabilitating and returning them to the wild. Over our history, our animal experts have helped over 41,000 ill, injured, orphaned and abandoned wild animals. We are committed to animal rescue, conservation research and education and invest millions annually in these efforts.

Our Theme Parks

Our legacy started in 1959 with the opening of our first Busch Gardens theme park in Tampa, Florida. Since then, we have grown our portfolio of strong brands and strategically expanded across five states on approximately 2,000 acres of owned land and 190 acres of leased property in San Diego. Our theme parks offer guests a variety of exhilarating experiences, from animal encounters that invite exploration and appreciation of the natural world, to both thrilling and family-friendly rides, educational presentations and spectacular shows. Our theme parks also provide guests special events and concerts throughout the year, including our Seven Seas Food Festivals, Food & Wine Festivals, Kids' Weekends, Inside Look behind the scenes events, Viva La Musica music celebrations and Summer Nights, Summer Spectacular, and other summer events. Additionally, we feature special seasonal events such as our Halloween Spooktacular and Howl-O-Scream events and our Christmas, Hanukkah and Kwanzaa events, along with a variety of other events or festivals throughout the year for holidays such as Lunar New Year, Mardi Gras and Cinco de Mayo. Our theme parks are consistently recognized among the top theme parks in the world and rank among the most highly attended in the industry. See further discussion of our recent awards and recognition in the theme park portfolio table which follows. Also see a discussion of our new rides and attractions under the *Capital Improvements* section.

We generally locate our theme parks in geographic clusters, which we believe improves our ability to serve guests by providing them with a varied, comprehensive vacation experience and valuable multi-park pricing packages, as well as improving our operating efficiency through shared overhead costs. Our portfolio of owned theme parks includes the following (see the theme park portfolio table which follows for more details on each of these parks):

- **SeaWorld.** SeaWorld is widely recognized as the leading marine-life theme park brand in the world. Our SeaWorld theme parks rank among the most highly attended theme parks in the industry and offer up-close interactive experiences, educational presentations, special dining experiences, family-friendly and thrilling attractions and a variety of educational and entertainment offerings that immerse guests in the marine-life theme. We also offer our guests numerous animal encounters, including the opportunity to work with trainers and feed marine animals, as well as themed thrill and family-friendly rides and entertainment that creatively incorporate our one-of-a-kind zoological collection. We currently own and operate the following SeaWorld-branded theme parks:

  - *SeaWorld San Diego* is the original SeaWorld theme park and was founded in 1964 by four graduates from the University of California, Los Angeles (UCLA). SeaWorld San Diego spans 190 acres of waterfront property on Mission Bay in San Diego, California, is open year-round and is one of the most visited paid attractions in San Diego. SeaWorld San Diego is home to a number of attractions, including *Arctic Rescue*, a straddle coaster which opened in 2023 as the fastest and longest of its kind on the West Coast, *Emperor*, a floorless dive coaster, and *Electric Eel,* a triple-launch steel roller coaster. SeaWorld San Diego was ranked among the top 20 theme parks in North America, as measured by attendance (*TEA/AECOM 2019 Report*).

- *SeaWorld Orlando* is a 279-acre theme park open year-round and located in Orlando, Florida, which is the world's largest theme park destination. In 2023, SeaWorld Orlando opened *Pipeline: The Surf Coaster*, a first-of-its-kind surf coaster. SeaWorld Orlando is also home to a number of thrilling and family-friendly rides and attractions including *Sesame Street Land*, an immersive land which includes kids wet and dry play areas, interactive experiences, fun family rides and a Sesame parade, *Ice Breaker*, a quadruple launch coaster, *Infinity Falls*, a river rapid ride, and *Mako,* a high-speed hyper coaster. SeaWorld Orlando was ranked among the top 10 theme parks in North America, as measured by attendance (*TEA/AECOM 2019 Report*).

- *SeaWorld San Antonio* is one of the world's largest marine-life theme parks, encompassing 397 acres in San Antonio, Texas. SeaWorld San Antonio is home to a number of attractions including *Tidal Surge*, a Screaming Swing ride, *Texas StingRay,* the tallest, fastest and longest wooden coaster in Texas and Turtle Reef, a one-of-a-kind sea turtle attraction.

- **Busch Gardens.** Our Busch Gardens theme parks are family-oriented destinations designed to immerse guests in international geographic settings. They are renowned for their thrill ride, entertainment and zoological offerings, as well as their beautiful landscaping and gardens. Our Busch Gardens theme parks allow our guests to discover the natural side of fun by offering a family experience featuring a variety of attractions, roller coasters, educational experiences and high-energy theatrical productions that appeal to all ages. We currently own and operate the following Busch Gardens theme parks:

  - *Busch Gardens Tampa Bay* is open year-round and features exotic animals, shows and both thrill and family-friendly rides on 306 acres of lush natural landscape. The zoological collection is a popular attraction for families, and the portfolio of rides broaden the theme park's appeal to teens and thrill seekers of all ages. In 2023, Busch Gardens Tampa Bay opened *Serengeti Flyer*, the world's tallest and fastest Screaming Swing. Busch Gardens Tampa Bay is also home to *Iron Gwazi*, a hybrid coaster, and *Tigris*, a triple launch steel coaster that catapults riders forward and backward. Busch Gardens Tampa Bay was ranked among the top 20 theme parks in North America, as measured by attendance (*TEA/AECOM 2019 Report*).

  - *Busch Gardens Williamsburg,* a 422-acre theme park, is regularly recognized as one of the highest quality theme parks in the world, capturing dozens of awards over its history for attraction and show quality, design, landscaping, culinary operations and theming. Busch Gardens Williamsburg is home to a number of thrilling roller coasters and attractions including *DarKoaster*, which opened as the first all-indoor straddle coaster in North America in 2023, *Pantheon*, a multi-launch coaster and *Finnegan's Flyer,* an extreme swing ride.

- **Aquatica.** Our Aquatica-branded water parks are premium, family-oriented destinations in a South Seas-themed tropical setting. Aquatica water parks build on the aquatic theme of our SeaWorld brand and feature high-energy rides, water attractions, white-sand beaches and an innovative presentation of marine animals. We position our Aquatica water parks as companions to our SeaWorld theme parks and currently own and operate the following separately gated Aquatica branded theme parks:

  - *Aquatica Orlando* is an 81-acre South Seas-themed water park close to SeaWorld Orlando that is open year-round. The water park features state-of-the-art attractions for guests of all ages and swimming abilities, including some that pass by or through animal habitats. In 2023, Aquatica Orlando opened *Turi's Kid Cove*, a multi-feature water play area which also includes *Tamariki Twirl*, a kid-sized wave slide. Aquatica Orlando is also home to *Reef Plunge*, a body slide which passes through an underwater habitat, and *Riptide Race,* a dueling pipeline slide. Aquatica Orlando was ranked #4 most attended water park in North America and #8 worldwide (*TEA/AECOM 2019 Report*) and was the first water park in the world to be designated a Certified Autism Center (*IBCCES, 2019*).

  - *Aquatica San Antonio* is an 18-acre water park located adjacent to SeaWorld San Antonio. The water park features a variety of waterslides, rivers, lagoons, a large beach area and private cabanas. Aquatica San Antonio is home to *Riptide Race*, a dueling pipeline slide and *Tonga Twister,* a high energy body slide. Aquatica San Antonio was ranked #8 most attended water park in North America (*TEA/AECOM 2019 Report*).

- **Discovery Cove.** Located next to SeaWorld Orlando, Discovery Cove is a 58-acre, reservations only, all-inclusive marine life theme park that is open year-round and features premium culinary offerings. The theme park restricts its attendance in order to assure a more intimate experience. Discovery Cove provides guests with a full day of activities, including the opportunity to interact with dolphins and sharks, snorkel with thousands of tropical fish, wade in a lush lagoon with stingrays and hand-feed birds in a free flight aviary. Discovery Cove was the first all-inclusive day resort and animal interaction park in the U.S. to be designated a Certified Autism Center (*IBCCES, 2019*).

- **Sesame Place.** Our Sesame Place theme parks are the only theme parks in the United States entirely dedicated to the award-winning television show, Sesame Street, and its spirit of imagination. The theme parks share the Company's "education and learning through entertainment" philosophy and allows parents and children to experience Sesame Street together through whirling rides, water slides, colorful shows and furry friends. We currently own and operate the following separately Sesame Place branded theme parks:

  - *Sesame Place Philadelphia* is a 55-acre theme park located in Langhorne, Pennsylvania. The theme park features dry and water rides, play areas, meet and greets, shows year-round events and a parade all themed to Sesame Street. Sesame Place Philadelphia is home to a number of attractions including *Bert & Ernie's Splashy Shores*, a multi-feature water play area opened in 2023, and *Big Bird's Tour Bus*, a red double-decker bus which goes around and around with a Sesame Street-inspired cityscape as the backdrop. Sesame Place Philadelphia was the first theme park in the world to be designated as a Certified Autism Center (IBCCES, 2018).

  - *Sesame Place San Diego* is a 17-acre theme park opened in 2022 on the site of our former Aquatica San Diego park in Chula Vista, California. The park features an interactive Sesame Street Neighborhood, where kids can play with immersive physical and digital character experiences. Guests also have exciting ways to engage with Sesame Street characters, including a live character show, a daily parade and one-of-a-kind photo opportunities. In 2023, Sesame Place San Diego opened *The Count's Splash Castle*, an enhanced water play area and expanded play structure. Along with ongoing park offerings, the park has a full lineup of exciting family-friendly events and seasonal celebrations throughout the year.

  See additional discussion concerning the license agreement with Sesame Workshop in the "—*Intellectual Property*" section included elsewhere in this Annual Report on Form 10-K.

- **Water Country USA**. Located on 222 acres, Virginia's largest family water park, Water Country USA, features state-of-the-art water rides and attractions, all set to a 1950s and 1960s surf theme. Water Country USA is located near Busch Gardens Williamsburg and in 2023 opened *Riptide Race*, the first dueling pipeline slide in Virginia. Water Country USA was ranked #6 most attended water park in North America (*TEA/AECOM 2019 Report*).

- **Adventure Island.** Located adjacent to Busch Gardens Tampa Bay, Adventure Island is a 56-acre water park which features water rides, dining and other attractions that incorporate a Key West theme. Adventure Island was ranked #7 most attended water park in North America (*TEA/AECOM 2019 Report*). In 2023, Adventure Island opened *Shaka Laka Shores*, a multi-feature splash and play zone. Adventure Island is also home to *Rapids Racer,* a dueling pipeline slide, and *Wahoo Remix*, a family raft ride with synchronized light and sound elements.

The table which follows represents our theme park portfolio in 2023 and some of our recent awards and recognition.

Location	Theme Park	Year Opened	Awards/Recognition	2023 Theme Park Portfolio[c]			
				Animal Habitats[d]	Rides[e]	Pro-grams[f]	Other[g]
Orlando, FL	SeaWorld	1973	• Voted #3 Nation's Best Amusement Park in 2023 and #1 in 2022 and 2021 (*USA Today*, 2021-2023) and voted Orlando's Best Theme Park from 2016 through 2019 (*Orlando Sentinel, 2016-2019*) • Ranked #1 Best Marine Life/Wildlife Park from the award's inception in 2006 through 2022. Received Golden Ticket Awards Legend distinction in 2023 as the category was retired (*Amusement Today, 2006-2019, 2021-2023*) • Features *Mako* which ranked #1 Best Roller Coaster for 2023 and 2021, and #2 for 2022 (*USA Today*, 2021-2023) as well as #17 top steel roller coaster in the world in 2023 (*Amusement Today, 2023*), *Ice Breaker* which was awarded Best New Amusement Park Attraction for 2022, *Pipeline: The Surf Coaster* which was ranked #3 Best New Theme Park Attraction for 2023 (*USA Today, 2022-2023*), *SeaWorld Christmas* which ranked #1 Theme Park Holiday Event for 2022 and #2 in 2023 (*USA Today, 2022-2023*) and *Howl-O-Scream* which ranked #1 Best Theme Park Halloween Event in 2023 and #3 in 2022 (*USA Today, 2022-2023*) • Awarded an International Association of Amusement Parks and Attractions ("IAAPA") 2022 Brass Ring Award (*IAAPA*)	17	14	22	44
	Discovery Cove	2000	• Ranked #4 Best Marine Life/Wildlife Park in 2022 and 2021 and #3 in 2019 (*Amusement Today, 2019, 2021-2022*) • Voted Best Theme Park in Orlando for 2022 and 2021 and Best Romantic Thing to Do in Orlando for 2021 (*USA Today, 2021-2022)* • Voted Best Marine Mammal Park *(Global Brands Magazine, 2020)*	5	3	0	10

Location	Theme Park	Year Opened	Awards/Recognition	2023 Theme Park Portfolio[c]			
				Animal Habitats[d]	Rides[e]	Programs[f]	Other[g]
			• Awarded a Good Housekeeping 2024 Best Family Travel Award (*Good Housekeeping, 2023*)				
	AQUATICA	2008	• Voted #1 for Nation's Best Outdoor Waterpark in 2023, 2022, 2021 and 2018 and among top 5 in 2019 and 2020 (*USA Today, 2018-2023*) and #5 Best Water Park of 2023 (*Amusement Today, 2023*) • Voted Orlando's Best Waterpark from 2016 through 2019 (*Orlando Sentinel 2016-2019*) • Ranked among the top 25 water parks in the U.S. (*TripAdvisor, 2019*) • Features *Riptide Race,* ranked #2 Best New Water Park Ride of 2021 (*Amusement Today, 2021*)	3	14	0	5
Tampa, FL	Busch Gardens	1959	• Ranked #8 for the Nation's Best Amusement Park for 2023 (*USA Today*, 2023) and features *Iron Gwazi* which ranked #1 Best New Roller Coaster for 2022 (*Amusement Today*, 2022) and #4 Best Roller Coaster for 2023 (*USA Today, 2023*), and was awarded Favorite New Attraction in 2023 (*National Amusement Park Historical Association, 2023*), *Serengeti Flyer* which ranked #9 Best New Theme Park Attraction in 2023, *Animal Care Center* which was ranked #5 Best Theme Park Entertainment in 2023, *Turn It Up!* Show which ranked among top 5 Best Amusement Park Entertainment from 2019-2023 and *Howl-O-Scream* which ranked #2 Best Theme Park Halloween Event in 2023, #4 in 2022, and #3 in 2021 (*USA Today, 2019-2023*) • Ranked #2 Best Marine Life/Wildlife Park of 2022 and 2021 and features 3 of the world's top 50 steel roller coasters in 2023 (*Amusement Today, 2021-2023*) • Ranked among top 10 amusement parks in the U.S. in 2022 and among top 15 in 2023 (*TripAdvisor, 2022-2023*)	14	29	32	58
	Adventure Island	1980	• Ranked #7 for the Nation's Best Outdoor Waterpark in 2023, #5 in 2022, and #8 in 2021 and 2020 (*USA Today, 2020-2023*)	0	13	0	5
San Diego, CA	SeaWorld	1964	• Ranked #5 Best Marine Life/Wildlife Park in 2021 and among top three from 2006 through 2018 (*Amusement Today, 2006-2018, 2021*) • Features *Emperor* which ranked #3 Best New Amusement Park Attraction for 2022 and the #10 Best Roller Coaster for 2023 (*USA Today*, 2022-2023) • Awarded three IAAPA 2018 Brass Ring Awards and one in 2017 (*IAAPA*)	20	17	15	30
	SESAME PLACE	1996[a]	• Located in Chula Vista, California and formerly operated as Aquatica San Diego • First theme park in the San Diego area to open as a Certified Autism Center (*IBCCES, 2022*)	0	15	0	16
San Antonio, TX	SeaWorld	1988	• Features *Tidal Surge* which ranked #5 Best New Amusement Park Attraction for 2022 (*USA Today*, 2022), and *Texas Stingray* which was ranked #4 Best New Roller Coaster of 2021 and ranked in the top 50 wooden roller coasters in the world for 2023 (*Amusement Today, 2021, 2023*) and #5 Best New Amusement Park Attraction for 2020 (*USA Today*, 2020-2021) • Awarded an International Association of Amusement Parks and Attractions 2022 Brass Ring Award (*IAAPA*) • Ranked among top four Best Marine Life Parks from 2006 through 2018 (*Amusement Today, 2006-2018*)	8	13	25	49
	AQUATICA	2016[b]	• Features *Riptide Race which* ranked #3 Best New Water Park Ride of 2022 (Amusement Today, 2022) • Ranked among top 15 water parks in the U.S. (*TripAdvisor 2019*)	1	14	0	7

Location	Theme Park	Year Opened	Awards/Recognition	2023 Theme Park Portfolio[c]			
				Animal Habitats[d]	Rides[e]	Pro-grams[f]	Other[g]
Williamsburg, VA	*Busch Gardens*	1975	• Ranked #7 for the Nation's Best Amusement Park in 2023 and features *Pantheon* which ranked #4 Best New Amusement Park Attraction for 2022, the *Celtic Fyre* show which was awarded the Best Amusement Park Entertainment for 2018 through 2023, and *Howl-O-Scream* which ranked #4 Best Theme Park Halloween Event in 2022 (*USA Today, 2018-2023*) • Ranked among top 25 amusement parks in the U.S. (*TripAdvisor, 2019-2020*) • Named the World's Most Beautiful Amusement Park for 33 consecutive years (*National Amusement Park Historical Association, 2023*) • Awarded #1 for the Most Beautiful Park/Best Landscaping in 2023 and 2022, #3 in 2021, and #1 for 2020 and each prior year since the category's inception in 1998 and features one of the world's top 50 wood roller coasters, *InvadR*, and three of the world's top 50 steel roller coasters, led by *Apollo's Chariot*, the #11 rated steel roller coaster in the world in 2023 (*Amusement Today, 1998- 2019, 2021-2023*)	5	36	35	38
	Water Country USA	1984	• Ranked #8, #3, #4 and #5 for the Nation's Best Outdoor Waterpark for 2023, 2022, 2021 and 2020, respectively (*USA Today, 2020-2023*) • Ranked among top 25 water parks in the U.S. (*TripAdvisor 2019-2020*) • Features *Riptide Race* which was awarded the #2 Best New Water Park Ride of 2023 and the *Cutback Water Coaster* ride which was awarded the Best New Water Park Ride of 2019 (*Amusement Today, 2019, 2023*)	0	17	0	5
Langhorne, PA	*Sesame Place*	1980	• Ranked #5 Best Family Park of 2021 and #2 in 2019 (*Amusement Today, 2021, 2019*) and features *Oscar's Wacky Taxi,* ranked among the top 5 Best New Rides of 2018 (*Amusement Today, 2018*) • First theme park in the world to be designated as a Certified Autism Center (*IBCCES, 2018*)	0	24	20	55
Total[h]	*SeaWorld Entertainment*			**73**	**209**	**149**	**322**

(a)   This former water park was acquired renovated, rebranded, and relaunched as Aquatica San Diego in June 2013. Subsequently, we converted this park into a Sesame Place standalone theme park which opened in March 2022.

(b)   Prior to 2016, Aquatica San Antonio was included in admission for SeaWorld San Antonio and did not have a separate gate. In 2016, Aquatica San Antonio was converted into a stand-alone, separate admission park that guests can access through an independent gate.

(c)   The 2023 theme park portfolio represents animal habitats, rides, shows and other offerings which were available to guests in 2023.

(d)   Represents animal habitats without a ride or show element, often adjacent to a similarly themed attraction.

(e)   Represents mechanical dry rides, water rides and water slides (including wave pools and lazy rivers) which may include educational and/or conservation-related elements.

(f)   Represents annual and seasonal educational presentations, programs or shows with either animals, characters, live entertainment and/or 3-D or 4-D experiences.

(g)   Represents our 2023 portfolio for events, distinctive experiences and play areas, which collectively may include educational and/or conservation-related elements and may include special limited time events; distinctive experiences often limited to small groups and individuals and/or requiring a supplemental fee (such as educational tours, immersive dining experiences and interactions with animals); and pure play areas, typically designed for children or seasonal special events, often without a queue (such as water splash areas or Halloween mazes).

(h)   The total number of animal habitats, rides, shows, presentations, events, distinctive experiences and play areas in our theme park portfolio varies seasonally.

Capital Improvements

We make annual targeted investments to support our existing theme park facilities and attractions, as well as enable the development of new theme park attractions and infrastructure. Maintaining and improving our theme parks, as well as opening new attractions, is critical to remain competitive, grow revenue and increase our guests' length of stay.

During 2023, we opened numerous new rides and attractions including 2 of the top 10 Best New Amusement Park Attractions of 2023 (*USA Today*, 2023). For 2024, we believe we have a strong line-up of new rides, attractions, events and upgrades, including, something new and meaningful planned in every one of our parks. This includes the following new rides and attractions expected to open in 2024:

- *Penguin Trek (SeaWorld Orlando):* A multi-launch family coaster which will accelerate riders up to 43 miles per hour and pass through both indoor and outdoor scenes.

- *Jewels of the Sea (SeaWorld San Diego):* An immersive aquarium featuring three unique galleries, including one of the largest jelly cylinders in the country, as well as a multi-media experience.

- *Catapult Falls (SeaWorld San Antonio):* The world's first launched flume coaster features the world's steepest flume drop and the tallest flume drop in Texas.

- A fully restored *Loch Ness Monster (Busch Gardens Williamsburg):* The fully restored coaster experience will feature new storytelling elements, innovative effects and refurbished tracking.

- *Phoenix Rising (Busch Gardens Tampa Bay):* A family suspended coaster featuring an on-board audio soundtrack as riders are taken through an array of twists and turns at speeds up to 44 miles per hour.

- *Tassie's Underwater Twist (Aquatica Orlando):* An enhanced immersive water slide featuring a synchronized video display and original soundtrack.

- *Tikitapu Splash (Aquatica San Antonio):* A multi-level interactive water-play structure featuring slides, dump buckets and over 100 water-play elements.

- *Nitro Racer (Water Country USA):* An updated and enhanced high-speed mat racing slide with new elements including a timer.

- *Castaway Falls (Adventure Island):* An interactive splash and play area featuring multiple levels to explore and more than 100 spray elements.

- *123 Playground (Sesame Place Philadelphia):* A play area featuring slides, interactive panels, and soft play mounds.

- *Dine with Elmo and Friends (Sesame Place San Diego):* An interactive dining experience which features a family-style buffet meal while the Sesame Street friends join diners for an immersive experience with singing, dancing, and photo opportunities.

Safety, Maintenance and Inspection

Safety is of utmost importance to us. Maintenance at our theme parks is a key component of safety and guest service and includes two areas of focus: (i) facilities and infrastructure and (ii) rides and attractions. Facilities and infrastructure maintenance consists of all functions associated with upkeep, repair, preventative maintenance, code compliance and improvement of theme park infrastructure. This area is staffed with a combination of external contractors/suppliers and our employees.

Rides and attractions maintenance represents all functions dedicated to the inspection, upkeep, repair and testing of guest experiences, particularly rides. Rides and attractions maintenance is also staffed with a combination of external suppliers, inspectors, and our employees, who work to assure that ride experiences are operating within, and that maintenance is conducted according to, the manufacturer's criteria, internal standards, industry best practice and standards (such as ASTM International, formerly known as the American Society for Testing and Materials), state or jurisdictional requirements, as well as the ride designer or manufacturer's specifications. All ride maintenance personnel are trained to perform their duties according to internal training processes, in addition to recognized industry certification programs for maintenance leadership. Every ride at our theme parks is inspected regularly, according to daily, weekly, monthly, and annual schedules, by both park maintenance experts and external consultants. Additionally, all rides are inspected daily by maintenance personnel before use by guests to ensure proper and safe operation.

A networked enterprise software system is used to plan and track various maintenance activities, in order to schedule and request work, track completion progress and manage costs of parts and materials.

In addition to our day-to-day maintenance and inspection practices for the existing rides in our parks, before new rides are introduced to our guests, an extensive review of the ride, from design through installation, is conducted by the ride manufacturer, internal technical and operational experts, local authorities, as well as competent third-party inspectors and engineers. Additionally, all new rides are analyzed according to a standardized, internal evaluation and acceptance process, which reviews, among other things, that the new ride operates safely and as intended, that the associated site and facility requirements for the ride operation are met, that the appropriate training of our employees is conducted, and that operational and maintenance procedures are documented.

Environmental and Social Responsibility

As a purpose-driven company, our culture is built on our mission to provide experiences that matter for our guests and, in many of our parks, inspiring our guests to protect animals and the wild wonders of our world. Our management team and our employees, often referred to as ambassadors, are committed to social responsibility and strive to connect people to nature and animals and to do so in a socially responsible manner. We create an environment in our theme parks, where each guest can explore a diverse range of experiences meant to inspire and motivate them to join us in protecting animals and our planet. Our purpose and focus on creating experiences that matter for our guests are integral to our organization and the cornerstone of our success.

Animal Care and Rescue

We provide care for one of the largest zoological collections in the world. Our commitment to these animals includes applying world-class standards of care, while striving to provide habitats that promote the health of the animals. Our animal care team is among the most experienced and qualified in the world, making the Company a global leader in animal welfare, husbandry, enrichment, and veterinary care.

The zoological programs of all three SeaWorld parks, Discovery Cove and Busch Gardens Tampa Bay are validated by several professional zoological assessing organizations. Our parks are accredited members of the Association of Zoos and Aquariums ("AZA"), one of the foremost professional zoological organizations in the world. In addition, our three SeaWorld parks and Discovery Cove are accredited by the Alliance of Marine Mammal Parks and Aquariums ("AMMPA"), an association specifically focused on the care of marine mammals. The Company's facilities have also received accreditation from the International Marine Animal Trainers' Association ("IMATA"), whose Animal Trainer Development Program was developed to recognize those facilities that have exceptional systems for training animal care givers in the science and art of animal training, while utilizing positive reinforcement. And lastly, all three SeaWorld parks, Aquatica Orlando, Discovery Cove and Busch Gardens Tampa Bay are Certified Humane by Humane Conservation, an animal welfare certification standard developed by the independent third-party organization American Humane.

We take a comprehensive approach to ensuring the health and welfare of the animals in our care that focuses on physical, behavioral and population health. Our animal care team includes board-certified veterinarians, technicians, and animal care experts, and we have onsite animal hospitals at each SeaWorld park and a guest-facing, state-of-the-art Animal Care Center at our Busch Gardens park in Tampa, Florida. We have also been at the forefront of advancing understanding and best practice-related behavioral health in animals.

We are committed to caring for each individual animal, and to being responsible stewards of our animal populations, including ensuring that we maintain the genetic diversity needed for healthy and self-sustaining populations. We have invested significantly in developing leading-edge reproductive health expertise, technologies, and capabilities. Our focus on population health is also driven by our goal of helping to support, and our participation in, Species Survival Plans, which are ultimately aimed at preserving species in the wild.

We apply high quality and comprehensive animal care standards, and actively work to advance knowledge and improve standards. We do this by contributing to research and sharing our insights with other zoological organizations around the world. For example, our continued work to define the clinically normal, healthy ranges for key measures in marine animals in our parks has helped to establish and refine the standards used by many veterinarians to assess both wild and managed marine species. This ongoing research also includes defining the basic biology and physiology of animals in our population. The combined results of these continued research efforts have provided and will continue to provide essential information and tools to help formulate plans to protect species in their natural habitats.

We are also a leader in animal rescue. Working in partnership with state, local and federal agencies, our rescue teams are on call 24 hours a day, seven days a week, 365 days a year. Consistent with our mission to protect animals and their ecosystems, our rescue teams mobilize and often travel hundreds of miles to help ill, injured, orphaned or abandoned wild animals in need of our expert care, always with the goal of returning them to their natural habitat. Over our history, we have helped over 41,000 animals across a number of species including bottlenose dolphins, manatees, sea lions, seals, sea turtles, sharks, birds and more. We have one of the largest manatee rescue operations in the world and operate one of only three manatee critical care facilities in the U.S. and in the past six years have helped over 300 manatees.

Our commitment to animals also extends beyond our theme parks and throughout the world. We actively participate in species conservation and rescue efforts as discussed in the "—*Conservation and Community Relations*" section which follows.

Conservation and Community Relations

Our purpose is to inspire people to protect animals and the wild wonders of the world, and a critical way we deliver on this is by providing our guests with opportunities to explore and interact with the animals in our parks. Through our up-close animal encounters, educational exhibits, "Inside Look" events, educational presentations, and innovative entertainment, we strive to inspire each guest to take action to care for and conserve the natural world. Some of the animals in our care serve as ambassadors for their species through public appearances that educate the public and raise awareness for issues facing wildlife and wild places. We also partner with and support leading research, education and conservation organizations that help protect species of animals at risk in the wild, as well as the habitats that are home to many vulnerable species. For example, we are working alongside various resource management agencies, including the National Oceanic and Atmospheric Administration/National Marine Fisheries Service, the Florida Fish and Wildlife Conservation Commission, and other zoological facilities, to save Florida's endangered coral reef by contributing resources and expertise to the Florida Coral Rescue Center (the "FCRC"). The FCRC is an environmental conservation effort located in Orlando, Florida that aims to provide a safe and stable home for coral colonies to receive world-class care from a team of experts, including those from the Company. The FCRC was established for gene banking and care of corals rescued from reefs not yet affected by disease impacting corals in the wild. In 2023, *SeaWorld Orlando* opened the SeaWorld Coral Rescue Center inside the park. Supported by the Fish & Wildlife Foundation of Florida, it is the largest public-facing coral-recovery exhibit dedicated to Atlantic coral conservation in the country. This state-of-the-art facility allows guests to observe and interact with coral biologists as they care for "at-risk" Florida corals, raising awareness about conservation and ocean heath. Additionally, we have a partnership with marine wildlife artist and conservationist Guy Harvey focused on ocean health and the plight of sharks in the wild.

Alongside our conservation work, we are committed to giving back to the communities in which our theme parks are located. We focus our philanthropic efforts in three areas: animal preservation and stewardship; youth development and education; and community initiatives that address environmental sustainability. We partner with charities across the country whose values and missions are aligned with our own by providing financial support, in-kind resources, strategic guidance and/or hands-on volunteer work. Additionally, our ambassadors are actively involved in volunteer activities, such as fun run charity fundraisers and more. We also provide complimentary tickets and discounts to educators as well as active, reserve and former military and their families.

Sustainable Operations

Environmental conservation is implicit in our purpose. To thrive, animals need vibrant ecosystems and healthy habitats. We understand the adverse effects of human behavior and climate change on ecosystems and the animals who call them home; therefore, we are constantly working to minimize the footprint of our operations. As a part of our commitment to conservation, we have invested in numerous projects to reduce our energy and water use and the amount of waste we generate.

Energy Efficiency

We are evaluating the ways in which we can reduce our fossil fuel consumption and greenhouse gas emissions to better align with our mission to protect animals and the natural ecosystems on which they rely. Over the past few years, we have continued to make investments in renewable energy and greater energy efficiency at our parks and buildings such as solar panels, LED lighting retrofits, adding variable-frequency drive to motors and enhancing other mechanical systems. Renewable and energy efficiency highlights include the solar carport system at Sesame Place San Diego, which not only generates up to 90% of the park's annual energy needs but also provides over 400 shaded parking spots for guests and employees. In our data operations, we have adopted processes that decrease energy usage at on-premise data centers, including transitioning gradually to cloud storage. In addition to lowering our overall electrical consumption, these measures are designed to improve our data security posture.

Water Stewardship

Given our dedication to protecting marine animals and their habitats, water stewardship is naturally one of our key focus areas. Our parks and operations rely heavily upon water, and we continually seek innovative ways of reducing water usage, whether through updating our parks' animal habitats with new filtration technology strategies, using best practices wherever possible, or installing drought-tolerant landscaping. We believe our parks have some of the most advanced and efficient water purification systems in the world, which provide the optimum environment for our marine life. We leverage this knowledge to reclaim and recycle wastewater for reuse, thereby decreasing our consumption of fresh water. We have also implemented a range of other water conservation efforts across our parks, including a natural biofiltration system in 2019 at SeaWorld San Antonio, which is the first of its kind in a zoological setting. Many of our water conservation efforts incorporate lessons from our facilities in San Diego and San Antonio, which, driven in part by drought conditions, have found innovative opportunities to harvest rainwater, reuse water for cooling buildings, and adapt landscaping to require less water.

Waste Management

We see the impacts of marine debris and litter along shorelines and in coastal waters, estuaries, and oceans – a visible reminder of the need to reduce waste. We are doing our part by implementing programs to generate less waste in our parks. At all our parks, we have implemented a range of waste-reduction and resource conservation initiatives, including: (i) removing all expanded polystyrene products from the parks; (ii) removing all plastic straws, plastic coffee stir sticks and plastic shopping bags as of 2018; (iii) using fibers certified by the Forest Stewardship Counsel ("FSC") as sustainably sourced for printed materials when available; and (iv) minimizing the use of paper throughout our business by switching to online platforms and providing tablets for Environmental Health & Safety employees to use for accident investigation. We raise awareness with our employees and guests about the need for all of us to do our part to address this global challenge.

Responsible Sourcing

Corporate responsibility extends to how we source the goods and services needed to operate our parks and to serve our guests. We have established a Responsible Food Sourcing Policy, which outlines our commitment to partner with food suppliers that deliver products that meet or exceed sustainable, healthy and humane food standards. For example, our seafood is sourced from organizations that promote environmentally responsible fishing and farming processing and food safety practices, our eggs are certified cage-free, and we have made a commitment to purchase commodity pork cuts from suppliers who have announced a commitment to humane farming practices. In response to growing guest demand, we have also taken steps to expand the number of plant-based food offerings on our menus across our parks. As part of these efforts, in 2019, we added a sustainable, plant-based burger to our menus at all of our parks. We have also taken additional steps, where possible, to identify and partner with brands and products in our parks which share our commitment to giving back to communities, animals, and/or our broader environment.

Human Capital Management

We have a diverse and mission-driven team of employee ambassadors. Our team makes it possible each day to provide our guests with experiences that matter and to inspire them to protect animals and the wild wonders of our world. As of December 31, 2023, we employed approximately 3,300 full-time employees and approximately 13,200 part-time and seasonal employees. During our peak operating season in 2023, we employed additional part-time and seasonal employees, including high school and college students. None of our employees are covered by a collective bargaining agreement.

Our focus on recruiting and developing diverse talent has resulted in a management and supervisory team that is approximately 46% female and 32% from underrepresented communities. Similarly, our overall workforce is 50% women and 51% from underrepresented communities. We do not simply view diversity as gender and ethnicity representation, but rather a continual commitment to focus on creating the best and most inclusive workplace possible by recognizing and celebrating our unique backgrounds.

We strive to provide our ambassadors with a competitive compensation package using market data including comprehensive benefits. We provide benefits including health, dental, vision, disability, life insurance, retirement, paid time-off, complimentary tickets and various other benefits.

We provide training and require certifications for certain positions. We routinely review all procedures and safety requirements to promote a safe working environment for our ambassadors, guests and animals.

We believe that working for our Company is more than a job – it is a commitment to the protection of animals and the wild wonders of our world, while also providing a fun and meaningful experience for our guests that will be remembered long after they leave our parks. We create memories that matter. Our human capital programs, policies, and initiatives will continue to reinforce this belief in the years ahead.

Our Products and Services

Admission Tickets

We generate most of our revenue from selling admission to our theme parks. We engage with travel agents, ticket resellers and travel agencies, and directly with our guests through our websites and social media, to promote advanced ticket sales and provide guest convenience and ease of entry.

Guests who visit our theme parks have the option of purchasing multiple types of admission tickets, from single and multi-day tickets to season or annual passes. In addition, visitors can purchase vacation packages with preferred hotels, behind-the-scenes tours and educational animal encounters, specialty dining packages, and front of the line "Quick Queue" access to enhance their experience. We actively use pricing and promotions to manage capacity and maximize revenue. We utilize demand-based pricing for select peak time periods at some of our parks, advance purchase discounts to encourage early commitment, and seasonal pricing models to drive demand in non-peak time periods.

In-Park Offerings

We generate revenue from the sale of in-park products and services, primarily consisting of food, beverage and merchandise items.

Food and Beverage Offerings

We strive to deliver a variety of high quality, creative and memorable food and beverage experiences for our guests. Our culinary team focuses on providing creative menu offerings and ways to deliver those offerings that appeal to our diverse guest base. We also offer a variety of dining programs that we believe provide quality food and great value to our guests and drive incremental revenues. While our menu offerings have broad appeal, they also cater to guests who desire healthy options and those with special allergy-related needs. Our all-day-dining program delivers convenience and value to our guests with numerous restaurant choices for one price for the entirety of their day visit to the park. We also offer creative immersive dining experiences that allow guests to dine up-close with our animals and characters. Our commitment to care for the natural world extends to the food that we serve. Some of our menus feature sustainable, organic, seasonal, and locally grown ingredients that aim to minimize environmental impacts to animals and their habitats. In addition, through our ongoing culinary supply chain management initiatives, we believe we are well-positioned to take advantage of changing economic and market conditions.

Merchandise and Other In-Park Service Offerings

We offer guests the opportunity to capture memories through our products and services, including through traditional retail shops, game venues and customized photos. We make a focused effort to leverage the emotional connection of the theme park experiences, capitalize on trends, and optimize brand alignment with our merchandise product offerings. In-park games are designed with the goal of creating positive family experiences for guests of every age. Our merchandise teams also focus on making a visit to our theme parks easy, convenient, and comfortable. This includes offering quick queue passes for front of the line access to popular attractions, reserved seating, cabana rentals and other guest conveniences like lockers or service vehicle rentals such as strollers, electric personal carts and wheelchairs.

Consumer Products and Licensing

To capitalize on our popular brands, we leverage content through licensing and consumer product arrangements. We developed licensed consumer products to drive consumer sales through retail channels beyond our theme parks and continue to look for this channel to grow. While currently these licensed consumer products do not represent a significant percentage of our total revenue, we believe by leveraging our brands and our intellectual property through consumer products, we will create new revenue streams and enhance the value of our brands through greater brand visibility, consumer awareness and increased consumer loyalty. In addition, we have expanded our brand appeal through strategic alliances with well-known external brands, including Sesame Street and Build-A-Bear. We have also incorporated Rudolph the Red-Nosed Reindeer™ and other well-known characters into five of our park holiday programs under a license agreement with Character Arts, LLC, which currently runs through January 2029.

Group Events

At times we host a variety of different group events and meetings at our theme parks, both during the day and at night. Our parks provide a wide variety of unique venues, backdrops and products for groups and include venues such as the icy walls of Antarctica, concert ready stadiums, outdoor pavilions, animal habitats and fully air-conditioned ballrooms. Our special group ticket packages and offerings appeal to specialty markets such as youth, sports, social (e.g., family reunions) and fraternal groups, as well as corporate groups seeking to recognize and reward their employees.

Park buy-outs have historically allowed groups to enjoy exclusive itineraries, including meetings, educational presentations and shows, up-close encounters with animals and behind-the-scenes tours. Our group facilities are available year-round and fully customizable as they can be built around any of the park's special events, educational presentations, inspirational shows, or one-of-a-kind attractions. Each of our theme parks offers attractive venues, such as SeaWorld Orlando's Ports of Call, a dedicated special events complex and banquet facility that includes a ballroom, a collection of four outdoor pavilions and a courtyard in Orlando, or a fully enclosed and air-conditioned pavilion in Tampa.

As a result of the COVID-19 pandemic and the related impacts, group events and/or attendance in 2023, 2022 and 2021 were impacted. Additionally, a portion of our group attendance comes from international groups for which travel was impacted by COVID-19 factors in 2021, 2022 and parts of 2023. See the *"Risk Factors"* section included elsewhere in this Annual Report on Form 10-K for further discussion of the adverse impacts of the public health events on our business and financial performance.

Corporate Sponsorships and Strategic Alliances

We seek to secure long-term corporate sponsorships and strategic alliances with leading companies and brands that share our core values, deliver significant brand value, and influence and drive mutual business gains. We identify prospective corporate sponsors based on their industry and industry-leading position, and we select them based on their ability to deliver impactful value to our theme parks and our brands, as well as to consumer products and various entertainment platforms. Our corporate sponsors contribute to us in a multitude of ways, such as through direct marketing, advertising, media exposure and licensing opportunities. Some of our corporate sponsors, such as our partners at Coca-Cola, also join us in making an impact on conservation efforts through contributions to the non-profit SeaWorld & Busch Gardens Conservation Fund. Also see additional discussion concerning our conservation partnerships, such as Guy Harvey, in the "*—Conservation and Community Relations*" section included elsewhere in this Annual Report on Form 10-K.

Seasonality

See the seasonality discussion in *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* section included elsewhere in this Annual Report on Form 10-K.

Our Markets, Guests and Customers

Our theme parks are entertainment venues with broad demographic appeal and are located near a number of large metropolitan areas, including 6 of the 10 most populous metropolitan areas in the United States and 8 of the top 25 Popular Destinations in the United States *(U.S. Census, 2023; TripAdvisor, 2023)*. Additionally, because our theme parks are divided between regional and destination theme parks, historically our guests have included local visitors, non-local domestic visitors and international visitors. As a result of the COVID-19 pandemic and the related impacts, travel from international and/or domestic markets were impacted in 2021, 2022 and parts of 2023. See the "*Risk Factors*" section included elsewhere in this Annual Report on Form 10-K for further discussion of the adverse impacts of the public health events on our business and financial performance.

Intellectual Property

Our business is affected by our ability to protect against infringement of our intellectual property, including our trademarks, service marks, domain names, copyrights, and other proprietary rights. Important intellectual property includes rights in names, logos, character likenesses, theme park attractions and systems related to the study and care of certain of our animals. In addition, we are party to key license agreements as licensee, including our agreements with Anheuser-Busch, Incorporated ("ABI") and Sesame Workshop ("Sesame") as discussed below.

Busch Gardens License Agreement

Our subsidiary, SeaWorld Parks & Entertainment LLC, is a party to a trademark license agreement with ABI, which governs our use of the Busch Gardens name and logo. Under the license agreement, ABI granted to us a perpetual, exclusive, worldwide, royalty-free license to use the Busch Gardens trademark and certain related domain names in connection with the operation, marketing, promotion and advertising of our theme parks, as well as in connection with the production, use, distribution and sale of merchandise sold in connection with such theme parks.

The license extends to our Busch Gardens theme parks located in Williamsburg, Virginia and Tampa, Florida, and may also include any amusement or theme park anywhere in the world that we acquire, build or rebrand with the Busch Gardens name in the future, subject to certain conditions. ABI may not assign, transfer or sell the Busch Gardens mark without first granting us a reasonable right of first refusal to purchase such mark.

We have agreed to indemnify ABI from and against third party claims and losses arising out of or in connection with the operation of the theme parks and the related marketing or promotion thereof, any merchandise branded with the licensed marks and the infringement of a third party's intellectual property. We are required to carry certain insurance coverage throughout the term of the license.

The license agreement can be terminated by ABI under certain limited circumstances, including in connection with certain types of change of control of SeaWorld Parks & Entertainment LLC.

Sesame License Agreement

Our wholly-owned subsidiary, SeaWorld Parks & Entertainment, Inc. ("SEA"), is a party to a license agreement with Sesame, a New York not-for-profit corporation. The License Agreement extends SEA's status as Sesame's exclusive theme park partner in the United States, Puerto Rico, and the U.S. Virgin Islands (the "Sesame Territory"), with a second Sesame Place® theme park which opened at the site of the former Aquatica San Diego in March 2022. We also have the option to build additional Sesame Place theme parks in the Sesame Territory.

Under the terms of the license agreement, including the requirement for certain subsequent approvals from Sesame, Sesame granted SEA the right to use the Sesame Street Elements (as defined below) (a) in connection with the design, building, installation, theming, promotion, and operation of SEA's existing Sesame Place theme park, located in Langhorne, Pennsylvania (the "Langhorne Sesame Place") and additional Sesame Place theme parks in the United States, including Sesame Place San Diego (collectively, the "Standalone Parks"); (b) in connection with the design, building, installation, theming, promotion, and operation of SEA's existing Sesame Lands (currently known as *Sesame Street*® Land at SeaWorld Orlando, which opened in spring of 2019, *Sesame Street* Bay of Play at SeaWorld San Antonio, *Sesame Street* Bay of Play at SeaWorld San Diego, *Sesame Street* Safari of Fun at Busch Gardens Tampa Bay, and *Sesame Street* Forest of Fun at Busch Gardens Williamsburg) and additional Sesame Lands, (collectively, the "Sesame Lands"); (c) in connection with the Licensed Products (as defined below); (d) in marketing and promotional activities related to the Standalone Parks and Sesame Lands, including without limitation, marketing, advertising and promotion, character appearances and live presentations (both in park and in off-site promotional activities such as schools, parades, conventions, etc.), and the Licensed Products; and/or (e) to seek and to enter into sponsorship agreements for specific sponsorships of *Sesame Street*-themed attractions.

In addition, SEA has been granted a license to (i) develop and manufacture or have developed and manufactured products that utilize the Sesame Street Elements or to purchase products that utilize the Sesame Street Elements from Sesame's third party licensees (collectively, the "Licensed Products"), (ii) to market, promote, advertise, distribute and sell the Licensed Products within each of SEA's theme parks and through online stores on SEA's websites and targeted primarily to consumers in the United States and (iii) to contract with third party vendors to promote, distribute and sell the Licensed Products within the United States.

The term "Sesame Street Elements" means all current and hereafter developed or owned titles, marks, names, characters (including any new *Sesame Street* characters shown on *Sesame Street* and owned in whole or controlled by Sesame), images, likenesses, audio, video, audiovisual, logos, themes, symbols, copyrights, trademarks, service marks, visual representations and designs, and other intellectual property (whether in two- or three-dimensional form and including animated and mechanical representations) owned or controlled by Sesame (or its affiliates), and associated with the "*Sesame Street*" television property, whether previously (unless retired) or currently on "*Sesame Street*" or whether hereafter developed or owned and the names and marks "*Sesame Place*" and "*Sesame Land,*" but expressly excluding "Kermit the Frog."

Sesame has reserved rights to build family entertainment centers using the Sesame Street Elements subject to certain territorial restrictions surrounding SEA's Sesame Place Standalone Parks and Sesame Lands within the Sesame Territory. The license agreement has an initial term through December 31, 2031, with an automatic additional 15 year extension plus a 5 year option added from each new Standalone Park opening. Pursuant to the license agreement, SEA pays specified annual license fees, as well as a schedule of royalties based on revenues earned in connection with admissions, sales of Licensed Products, all food and beverage items utilizing the licensed elements and any events utilizing such elements if a separate fee is paid for such event.

International Development Strategy

We believe that in addition to the growth potential that exists domestically, our brands can also have significant appeal in certain international markets. In May 2023, SeaWorld Abu Dhabi, the first SeaWorld branded park outside the United States, opened on Yas Island in the United Arab Emirates (the "Middle East Project"). The first-of-its-kind marine life themed park was built through a partnership with Miral Asset Management LLC. As part of this partnership, we receive sales based royalties, certain incentive fees and other service based payments. Additionally, we provided certain services pertaining to the planning and design of the Middle East Project, with funding received from our partner in the Middle East expected to offset our internal expenses. We also receive additional funds from our partner related to certain agreed-upon services and reimbursements of costs incurred by us on behalf of the Middle East Project.

We continue to evaluate and assess other international opportunities which we believe could provide additional value. For a discussion of certain risks associated with our international development strategy, including the Middle East Project, see the "*Risk Factors*" section included elsewhere in this Annual Report on Form 10-K, including "*Risks Related to Our Business and Our Industry—We may not realize the benefits of developments, restructurings, acquisitions or other strategic initiatives and we may incur significant costs associated with such activities.*"

Our Industry

We believe that the theme park industry is an attractive sector characterized by a proven business model that over the long-term generates significant cash flow and has avenues for growth. Theme parks offer a strong consumer value proposition, particularly when compared to other forms of out-of-home entertainment such as concerts, sporting events, cruises and movies. As a result, theme parks attract a broad range of guests and generally exhibit strong operating margin across regions, operators, park types and macroeconomic conditions.

Competition

Our theme parks and other product and entertainment offerings compete directly for discretionary spending with other destination and regional theme parks and water and amusement parks and indirectly with other types of recreational facilities and forms of entertainment, including movies, home entertainment options, sports attractions, restaurants and vacation travel. Principal direct competitors of our theme parks include theme parks operated by The Walt Disney Company, Universal Parks and Resorts, Six Flags Entertainment Corporation, Cedar Fair, L.P., Merlin Entertainments ltd., and Hershey Entertainment and Resorts Company. Our highly differentiated products provide a value proposition and a complementary experience to those offered by fantasy-themed Disney and Universal parks. In addition, we benefit from the significant capital investments made in developing the tourism industry in the Orlando area. The Orlando theme park market is extremely competitive, with a high concentration of theme parks operated by several companies.

Competition is based on multiple factors including location, price, the originality and perceived quality of the rides and attractions, the atmosphere and cleanliness of the theme park, the quality of food and entertainment, weather conditions, ease of travel to the theme park (including direct flights by major airlines), availability and cost of transportation to a theme park, industry best practices and perceptions as to safety.

We believe we can compete effectively due to our strong brand recognition, unique and extensive zoological collection, diversity of product offerings and locations, targeted capital investments, guest sentiment related to our rescue and conservation efforts, and valuable real estate. Additionally, we believe that our theme parks feature a sufficient quality and variety of rides and attractions, educational and interactive experiences, merchandise locations, restaurants and family orientation to make them highly competitive with other destination and regional theme parks, as well as other forms of entertainment.

Regulatory

Our operations are subject to a variety of federal, state and local laws, regulations and ordinances including, but not limited to, those regulating the environment, display, possession and care of our animals, amusement park rides, building and construction, health and safety, labor and employment, workplace safety, zoning and land use and alcoholic beverage and food service. Key statutes and treaties relating to the display, possession and care of our zoological collection include the Endangered Species Act, Marine Mammal Protection Act, Animal Welfare Act, Convention on International Trade in Endangered Species and Fauna Protection Act and the Lacey Act. We must also comply with the Migratory Bird Treaty Act, Bald and Golden Eagle Protection Act, Wild Bird Conservation Act and National Environmental Policy Act, among other laws and regulations. We believe that we are in compliance with applicable laws, regulations and ordinances; however, such requirements may change over time, and there can be no assurance that new requirements, changes in enforcement policies or newly discovered conditions relating to our properties or operations will not require significant expenditures in the future.

Recent Regulatory Developments

The U.S. Department of Agriculture's Animal and Plant Health Inspection Service ("APHIS") released a proposed rule on February 3, 2016, to amend the Animal Welfare Act regulations concerning the humane handling, care and treatment of marine mammals in captivity (the "Proposed APHIS Regulations"). The Proposed APHIS Regulations were subject to public comment which ended on May 4, 2016. We submitted a comment letter to APHIS expressing our views on the Proposed APHIS Regulations. The full impact of the Proposed APHIS Regulations on our business will not be known until the Proposed APHIS Regulations are finalized. These Proposed APHIS Regulations were not listed as a priority for APHIS with the release in December 2023 of the Department of Agriculture's latest Semiannual Unified Agenda of Federal Regulatory and Deregulatory Actions for Fall 2023 (the "Fall 2023 Unified Agenda") indicating that the agency did not plan any further action at that time on the matter. However, there can be no assurance that APHIS will not propose or enact regulations that could materially impact the Company in the future.

On January 6, 2023, APHIS published an Advanced Notice of Proposed Rulemaking ("ANPR") to amend Wild and Exotic Animal Handling, Enrichment and Training Regulations. APHIS requested public comment on its proposed regulations and standards for animals covered under the Animal Welfare Act in three areas: (i) public handling of wild and exotic animals at licensed exhibitors, (ii) the training of personnel who handle wild and exotic animals in these settings, and (iii) environmental enrichment to promote the psychological well-being of all species covered under the Animal Welfare Act. The deadline for comments on these proposed rules was April 10, 2023. APHIS has taken no further action on this matter.

On February 17, 2023, APHIS issued a final rule to establish new regulations and standards governing the humane handling, care, treatment, and transportation of birds covered by the Animal Welfare Act ("AWA"). The final rule applies to captive birds not bred for use in research. The goal of this rule is to ensure that all birds subject to the AWA are raised and cared for in conditions that ensure their good health and well-being, and that their physical and behavioral needs are met. The rule outlines how entities with regulated birds can obtain a license and the standards they would have to follow. Current AWA licensees and registrants, such as the Company, had to comply with this new rule by August 21, 2023. New AWA licensees and registrants must obtain a license and comply with this new rule by February 21, 2024. These regulations are not expected to materially impact our park's avian operations.

On July 26, 2022, U.S. Rep. Adam Schiff (D-CA) introduced the Strengthening Welfare in Marine Settings Act of 2022 ("SWIMS Act"). This bill would establish prohibitions on capturing, importing, exporting, or breeding of orcas, beluga whales, false killer whales, or pilot whales for the purpose of public display. The bill would prohibit the National Oceanic and Atmospheric Administration from issuing any permit under the Marine Mammal Protection Act of 1972 that authorizes the taking (e.g., capturing) or importation of such orcas or whales for the purpose of public display. The bill would revise the Marine Mammal Protection Act of 1972 to make it unlawful to export such orcas or whales, unless they are being transported to marine mammal sanctuaries or for release into the wild. Further, the bill would make it unlawful under the Animal Welfare Act for any person to breed or artificially inseminate such marine mammals for purposes of using their progeny for public display. The bill was referred to the House Agriculture and Natural Resources Committees. On August 2, 2022, Sen. Dianne Feinstein (D-CA) introduced an identical version of the SWIMS Act in the U.S. Senate. The bill was referred to the Committee on Commerce, Science, and Transportation. No hearings or consideration of the bill were scheduled in the House or Senate before the 117th Congress adjourned on January 3, 2023. On January 30, 2024, the SWIMS Act was reintroduced in the U.S. House, and on January 31, 2024, identical legislation was reintroduced to the U.S. Senate by U.S. Senator Ron Wyden (D-OR).

The United Kingdom Animals (Low-Welfare Activities Abroad) Act of 2023 passed its final parliamentary stage on September 18, 2023 and received Royal Assent on the same day. The bill prohibits the sale and advertising of activities abroad which involve low standards of welfare for animals. Additionally, it provides a framework for future species-specific bans to be introduced but does not itself implement any bans. Throughout the passage in both houses, the main sentiment was broadly focused on Asian elephants and dolphins. The bill has now moved on to the secondary legislation stage where the list of low welfare activities will be developed. The House of Lords deposited into the House of Lords Library a request that zoos and aquariums that are accredited or certified in accordance with high enough welfare standards by a regional or international organization endorsed for these purposes would be excluded from the scope of the prohibited low welfare activity in question.

For a discussion of certain risks associated with federal and state regulations governing the treatment of animals, see the "*Risk Factors*" section included elsewhere in this Annual Report on Form 10-K, including "*Risks Related to Our Business and Our Industry—We are subject to complex federal and state regulations governing the treatment of animals, which can change, and to claims and lawsuits by activist groups before government regulators and in the courts.*"

We face a rapidly changing regulatory environment across our business, including wages and hour regulations, employee health and benefit requirement and the policy agenda of the U.S. President and his administration to name a few. For more detailed discussion, see the following under the "*Risk Factors*" section included elsewhere in this Annual Report on Form 10-K, "*Increased labor costs and employee health and welfare benefits may negatively impact our operations; and The policies of the U.S. President and his administration or any changes to tax laws may result in a material adverse effect on our business, cash flow, results of operations or financial condition and may impact our ability to use our net operating loss carryforwards.*"

Insurance

We maintain insurance of the type and in the amounts that we believe to be commercially reasonable for businesses in our industry. We maintain primary and excess casualty coverage of up to $100.0 million. As part of this coverage, we retain deductible/self-insured retention exposures consistent with our normal expected losses related to general liability claims, automobile liability and workers' compensation claims. We maintain employers' liability and all coverage required by law in the states in which we operate. Defense costs are included in the insurance coverage we obtain against losses in these areas. Based upon our historical experience of reported claims and an estimate for incurred-but-not-reported claims, we accrue a liability for our deductible/self-insured retention contingencies regarding general liability, automobile liability and workers' compensation exposures. We maintain additional forms of special casualty coverage which we believe is appropriate for our business. We also maintain commercial property coverage against fire, natural perils, so-called "extended coverage" perils such as civil commotion, business interruption and terrorism exposures for protection of our real and personal properties (other than land). We generally renegotiate our insurance policies on an annual basis. We cannot predict the amounts of premium cost that we may be required to pay for future insurance coverage, the level of any deductibles/self-insured retentions or co-insurance we may retain applicable thereto, the level of aggregate excess coverage available, the availability of coverage for special or specific risks or whether the amount of insurance will be sufficient to cover all actual perils that may occur.

Corporate History

Our legacy started in 1959 with the opening of our first Busch Gardens theme park in Tampa, Florida. Since then, we have grown our portfolio of strong brands and strategically expanded across five states. On December 1, 2009, investment funds affiliated with The Blackstone Group L.P. and certain co-investors, through SeaWorld Entertainment, Inc. and its wholly owned subsidiary, SEA, acquired 100% of the equity interests of Sea World LLC (f/k/a Sea World, Inc.) and SeaWorld Parks & Entertainment LLC (f/k/a Busch Entertainment Corporation) from certain subsidiaries of Anheuser-Busch Companies, Inc. We refer to this acquisition and related financing transactions as the "2009 Transactions." SeaWorld Entertainment, Inc. was incorporated in Delaware on October 2, 2009 in connection with the 2009 Transactions and changed its name from SW Holdco, Inc. to SeaWorld Entertainment, Inc. in December 2012. We completed our initial public offering (the "IPO") in April 2013 and our common stock was listed on the New York Stock Exchange under the symbol "SEAS".

On May 8, 2017, an affiliate of ZHG Group, Sun Wise (UK) Co., LTD. ("ZHG") acquired approximately 21% of the then outstanding shares of our common stock from certain affiliates of Blackstone (the "Seller"), pursuant to a Stock Purchase Agreement between ZHG and the Seller (the "Stock Purchase Agreement"). ZHG pledged such shares in connection with certain loan obligations of ZHG (the "Pledged Shares"). ZHG subsequently defaulted on such loan obligations and, as a result, certain lenders (the "Lenders") foreclosed on the Pledged Shares and, accordingly, the Pledged Shares were transferred to a security agent for the Lenders (the "Security Agent"), on May 3, 2019. On May 27, 2019, the Security Agent entered into a share repurchase agreement with us pursuant to which the Security Agent agreed to sell and we agreed to purchase 5,615,874 of the Pledged Shares held by the Security Agent (the "SEAS Repurchase"). On May 27, 2019, the Security Agent also entered into a stock purchase agreement with Hill Path Capital LP ("Hill Path") and certain of its affiliates pursuant to which the Security Agent agreed to sell and certain affiliates of Hill Path agreed to purchase, in the aggregate, 13,214,000 of the Pledged Shares held by the Security Agent. The purchase closed on May 30, 2019. As of December 31, 2023, Hill Path owned approximately 42.5% of our total outstanding common stock.

On February 12, 2024, we changed our corporate name from SeaWorld Entertainment, Inc. to United Parks & Resorts Inc. As part of the Name Change, our ticker symbol on the New York Stock Exchange changed from "SEAS" to "PRKS" beginning on February 13, 2024.

Available Information

Our website is *http://www.unitedparks.com*. Information contained on our website is not incorporated by reference herein and is not a part of this Annual Report on Form 10-K. We make available free of charge, on or through the "Investor Relations" section of our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after electronically filing or furnishing these reports with the Securities and Exchange Commission ("SEC"). We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees including principal executive, financial and accounting officers, and it is available free of charge, on or through the "Investor Relations" section of our website along with our Corporate Governance Guidelines, and the charters of our Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Revenue Committee. We will disclose within four business days any substantive changes in, or waivers of, the Code of Business Conduct and Ethics granted to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website as set forth above rather than by filing a Form 8-K.

The SEC maintains a website at *http://www.sec.gov* that contains our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and our proxy and information statements.

Website and Social Media Disclosure

We use our websites (*www.unitedparks.com* and *www.unitedparksinvestors.com*) and at times our park and brand specific social media channels to distribute company information. The information we post through these channels may be deemed material. Accordingly, investors should monitor these channels, in addition to following our press releases, SEC filings and public conference calls and webcasts. In addition, you may automatically receive e-mail alerts and other information about the Company when you enroll your e-mail address by visiting the "E-mail Alerts" section of our website at *www.unitedparksinvestors.com*. The contents of our website and social media channels are not, however, a part of this Annual Report on Form 10-K.

Item 1A. Risk Factors


Risk Factor Summary


We are providing the following summary of the risk factors contained in our Form 10-K to enhance the readability and accessibility of our risk factor disclosures. We encourage our stockholders to carefully review the full risk factors contained in this Form 10-K in their entirety for additional information regarding the risks and uncertainties that could cause our actual results to vary materially from recent results or from our anticipated future results.

Risks Related to Our Business and Our Industry

- *Various factors beyond our control could adversely affect attendance and guest spending patterns at our theme parks.*

- *If we fail to retain and/or hire employees, our business may be adversely affected.*

- *We could be adversely affected by a decline in discretionary consumer spending or consumer confidence, including any unfavorable impacts from Federal Reserve interest rate actions and inflation, which may influence discretionary spending, unemployment or the overall economy.*

- *Hill Path Capital LP and its affiliates could be able to significantly influence our decisions and their interests may conflict with ours or yours in the future.*

- *Increased labor costs and employee health and welfare benefit costs may negatively impact our operations.*

- *We are subject to complex federal and state regulations governing the treatment of animals, which can change, and to claims and lawsuits by activist groups before government regulators and in the courts.*

- *We are subject to scrutiny by activist and other third-party groups and/or media who can pressure governmental agencies, vendors, partners, guests and/or regulators, bring action in the courts or create negative publicity about us.*

- *Incidents or adverse publicity concerning our theme parks, the theme park industry or zoological facilities generally could harm our brands or reputation as well as negatively impact our revenues and profitability.*

- *A significant portion of our revenues are historically generated in the States of Florida, California and Virginia. Any risks affecting such markets, such as natural disasters, severe weather and travel-related disruptions or incidents, may materially adversely affect our business, financial condition and results of operations.*

- *Technology interruptions or failures that impair access to our websites or information technology systems could adversely affect our business or operations.*

- *Cyber security risks and the failure to maintain the integrity of internal or guest data could result in damages to our reputation, the disruption of operations and/or subject us to costs, fines or lawsuits.*

- *Because we operate in a competitive industry, our revenues, profits or market share could be harmed if we are unable to compete effectively.*

- *Featuring animals at our theme parks involves risks.*

- *Animals in our care are important to our theme parks, and they could be exposed to infectious diseases.*

- *The high fixed cost structure of theme park operations can result in significantly lower margins if revenues decline or we are unable to offset price increases.*

- *Our operating results are subject to seasonal fluctuations.*

- *Changes in consumer tastes and preferences for entertainment and consumer products could reduce demand for our entertainment offerings and products and adversely affect the profitability of our business.*

- *Our growth strategy may not achieve the anticipated results.*

- *We may not be able to fund theme park capital expenditures and investment in future attractions and projects.*

- *We may not realize the benefits of developments, restructurings, acquisitions or other strategic initiatives and we may incur significant costs associated with such activities.*

- *Our financial condition and results of operations have been previously, and may in the future be, adversely affected by public health events.*

- *Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profits or limit our ability to operate our business.*

- *Our intellectual property rights are valuable, and any inability to protect them could adversely affect our business.*

- *We may be subject to claims for infringing the intellectual property rights of others, which could be costly and result in the loss of significant intellectual property rights.*

- *If we lose licenses and permits required to exhibit animals and/or violate laws and regulations, our business will be adversely affected.*

- *Unionization activities or labor disputes may disrupt our operations and affect our profitability.*

- *If we are unable to maintain certain commercial licenses, our business, reputation and brand could be adversely affected.*

- *Our existing debt agreements contain, and future debt agreements may contain, restrictions that may limit our flexibility in operating our business.*

- *Failure to maintain our current credit ratings could adversely affect our cost of funds, related margins, liquidity, and access to capital markets.*

- *Our leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.*

- *Our insurance coverage may not be adequate to cover all possible losses that we could suffer, and our insurance costs may increase.*

- *We may be unable to purchase or contract with third-party manufacturers for our theme park rides and attractions, or construction and/or supply chain delays may occur and impact attraction openings.*

- *Our operations and our ownership of property subject us to environmental requirements, and to environmental expenditures and liabilities.*

- *Delays, restrictions, or inability to obtain or maintain permits for capital investments could impair our business.*

- *We have previously identified and remediated a material weakness in our internal control over financial reporting. If we fail to maintain effective internal controls, we may conclude that our internal control over financial reporting is not effective, which could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.*

- *Financial distress experienced by our strategic partners or other counterparties could have an adverse impact on us.*

- *Tariffs or other trade restrictions could adversely impact our business, financial condition and results of operations.*

- *Actions of activist stockholders, and such activism could adversely impact the value of our securities.*

- *The policies of the U.S. President and his administration or any changes to tax laws may result in a material adverse effect on our business, cash flow, results of operations or financial condition and may impact our ability to use our net operating loss carryforwards.*

Risks Related to Ownership of Our Common Stock

- *Our stock price may change significantly, and you may not be able to sell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.*

- *We cannot guarantee that our allocation of capital to various alternatives will enhance long-term stockholder value, and in some cases, our Share Repurchase Program could increase the volatility of the price of our common stock.*

- *Future sales, or the perception of future sales, by us or our existing stockholders in the public market could cause the market price for our common stock to decline.*

- *Our indebtedness could limit our ability to make restricted payments such as share repurchases and/or pay dividends on our common stock in the future.*

- *Anti-takeover provisions in our organizational documents could delay or prevent a change of control.*

- *The concentration of ownership of our capital stock limits your ability to influence corporate matters.*

- *Non-U.S. holders who own or owned more than a certain ownership threshold may be subject to United States federal income tax on gains realized on the disposition of our common stock.*

The following risk factors should be read carefully in connection with evaluating us and this Annual Report on Form 10-K. Certain statements in "Risk Factors" are forward-looking statements. See "Special Note Regarding Forward-Looking Statements" elsewhere in this report:

Risks Related to Our Business and Our Industry

Various factors beyond our control could adversely affect attendance and guest spending patterns at our theme parks.

Various factors beyond our control could adversely affect attendance and guest spending patterns at our theme parks. These factors could also affect our suppliers, vendors, insurance carriers and other contractual counterparties. Such factors include but are not limited to:

- bad weather and even forecasts of bad weather, including abnormally hot, cold, snow/ice and/or wet weather, particularly during weekends, holidays or other peak periods;

- natural disasters, such as hurricanes, fires, earthquakes, tsunamis, tornados, floods, sinkholes and volcanic eruptions and man-made disasters such as oil spills, which may deter travelers from scheduling vacations or cause them to cancel travel or vacation plans;

- labor shortages impacting our parks, suppliers or others in the travel industry such as airlines and hotels;

- inflation;

- fluctuations in foreign exchange rates;

- low consumer confidence or changes in consumer taste;

- supply chain delays or shortages;

- outbreaks of pandemic or contagious diseases, recreational water illnesses or consumers' concerns relating to potential exposure to travel-related health concerns such as pandemics and epidemics such as Coronavirus, Ebola, Zika, Influenza H1N1, avian bird flu, SARS and MERS;

- changes in the desirability of particular locations or travel patterns of both our domestic and international guests;

- adverse general economic related factors including increasing interest rates;

- economic uncertainty;

- electricity, oil and natural gas prices and travel costs and the financial condition of the airline, automotive and other transportation-related industries, any travel-related disruptions or incidents and their impact on travel or decrease transportation options to cities where we have parks;

- war, geopolitical events, terrorist activities or threats and heightened travel security measures instituted in response to these events;

- actions or statements by U.S. and foreign governmental officials related to travel and corporate travel-related activities (including changes to the U.S. visa rules or disease related restrictions or testing requirements) and the resulting public perception of such travel and activities;

- interruption of public or private utility services to our theme parks; and

- workplace violence or any other threatened or actual act of violence that threatens the safety and security of, or causes harm to our guests, employees, animals or facilities. Workplace violence or other violence can be pre-meditated or spontaneous and includes the threat from terrorism or an act of terrorism, a bomb threat or actual bombing, an active shooter or mass casualty/damage event, civil unrest resulting in violent protest, any violent criminal acts such as arson, armed robbery, assault, sexual assault, and interpersonal violence such as domestic violence, gender based violence, stalking, or any other violent act occurring on our property.

Any one or more of these factors could adversely affect attendance, revenue, and per capita spending at our theme parks, which could materially adversely affect our business, financial condition and results of operations. Fluctuations in foreign currency exchange rates and inflation impact our business. A strong dollar increases the cost for international tourists and inflationary pressures increase the cost of living which could impact guest's willingness to visit our parks or guest spending. In addition, demand for our parks is highly dependent on the general environment for travel and tourism, which can be significantly adversely affected by extreme weather events, including ice and snow conditions. In 2021, 2022 and parts of 2023, the United States encountered increased inflation and we experienced increased costs for labor, goods, food, merchandise, services and capital projects. Inflation increases the cost of goods we purchase, capital projects, wages and benefits, and services we buy. If we are not able to offset inflationary costs, our results of operations will be negatively impacted and possibly in a material manner. Any of these such events could have a material adverse effect on our business, financial condition, or results of operations.

Additionally, because many of the attractions at our parks are outdoors, attendance at our parks is adversely affected by bad or extreme weather conditions and forecasts of bad or mixed weather conditions, which negatively affects our revenues and results of operations. Adverse weather events could also cause us to incur significant costs to repair or replace rides or facilities and cause extended closure times if rides or facilities have to be replaced. In addition, our costs and the time to repair and replace rides and other in park locations has increased due to recent supply chain disruptions. Natural disasters and adverse weather conditions can be caused or exacerbated by climate change, and the series of extreme weather events experienced in recent years presents an alarming trend. For example, attendance at our parks in 2023 was negatively impacted by significantly adverse weather, including some combination of unusual heat, cold and/or rain across most of our markets. Separately, we have previously also experienced negative impacts from weather events in our parks, particularly hurricanes and severe storms, which have caused park closures and other weather impacts.

If we fail to retain and/or hire employees, our business may be adversely affected.

Our success depends in part upon a number of employees, including members of our senior management team who have extensive experience in the industry, as well as our ability to attract, train, motivate and retain qualified employees to keep pace with our needs, including employees with certain specialized skills in the field of animal training and care and other areas of institutional knowledge. We also employ a significant seasonal and part-time workforce which is critical to staffing our parks during peak periods. We recruit year-round to fill thousands of part time and seasonal staffing positions each season and work to manage wages and the timing of the hiring process in an attempt to ensure the appropriate workforce is in place; however, there can be no assurance that we will be successful in the future.

During 2023 and 2022, in part due to the overall labor market, including wage inflationary pressures and the challenging current operating environment, we have faced increased turnover throughout the company and challenges in meeting our staffing goals. These staffing challenges have also led to wage pressures and less than optimal staffing levels, which have impacted and could continue to impact our ability to open some of our food and beverage and retail outlets, caused us to temporarily close some rides or attractions, and/or caused longer wait times in certain areas of our parks, which has and could continue to impact the guest experience. Despite the staffing challenges we have encountered, which at times have included maintenance, security and/or animal care personnel, we have not and will not compromise the safety of our guests, ambassadors or animals. That said, if we are unable to attract and retain adequate numbers of employees to staff our parks especially during peak periods, this could materially adversely affect our business and negatively impact our results of operations and the guest experience as it could impact the number of venues, rides and/or attractions we can open. See also, "*Increased labor costs and employee health and welfare benefits may negatively impact our operations.*"

Competition for employees is intense and the labor market is experiencing shortages, which has impacted, and has continued to impact, our ability to attract, recruit and retain both qualified senior executives as well as employees for our parks and our headquarters. Many competitors or other businesses in the markets in which we operate have increased wages and/or offered enhanced benefit packages which in some cases may be superior to ours. We have been and could continue to be unable to retain employees or to attract other highly qualified employees, particularly if we do not offer employment terms that are competitive with the rest of the current market and/or provide sufficient incentives to retain our existing and future employees. Also, if we fail to maintain a culture that makes our company an attractive place to work, employee morale may be diminished and we may have difficulty retaining our workforce and recruiting new employees. Separately, minimum wage-legislation impacts some of our markets which adds additional pressure to our starting wages and increases the possibility of compression which may lead to the departure of experienced personnel.

We have experienced and may continue to experience turnover of key management and executive personnel, and at times we have had delays or difficulty in recruiting and hiring for these positions. In addition, we may not have an effective succession plan for some of our key leadership roles. Turnover of personnel, timing or the extent of turnover activity, failure to attract, motivate and retain our employees, or failure to develop and implement a viable succession plan for our senior management, could adversely affect our business, our ability to grow and maintain our business and our future success. Changes in our management team and/or to the Board of Directors may be disruptive to, or cause uncertainty in, our business, and any additional changes to the management team or the Board of Directors could have a negative impact on our ability to manage and grow our business effectively. Any disruption or uncertainty or difficulty in efficiently and effectively filling key management roles or maintaining and growing our workforce could have a material adverse impact on our business, results of operations and/or the price of our common stock.

We could be adversely affected by a decline in discretionary consumer spending or consumer confidence, including any unfavorable impacts from Federal Reserve interest rate actions and inflation, which may influence discretionary spending, unemployment or the overall economy.

Our success depends to a significant extent on discretionary consumer spending. Some of the factors that may influence consumer spending on entertainment and recreational activities include general economic conditions, the availability of discretionary income, consumer confidence, high interest rates, domestic and global supply chain issues, high levels of unemployment, pandemics, higher consumer debt levels, reductions in net worth based on market declines and uncertainty, the housing market, fluctuating foreign currency exchange rates and credit availability, government measures, inflationary pressure, tax rates and general uncertainty regarding the overall future economic environment, including recessionary concerns. Since January 1, 2022, the Federal Reserve raised interest rates eleven times in response to concerns about inflation. Higher interest rates and volatility in financial markets may increase economic uncertainty and negatively affect consumer spending.

The demand for our parks, other entertainment and recreation activities generally, and discretionary travel is highly sensitive to downturns in the economy and the corresponding impact on discretionary consumer spending. Any actual or perceived deterioration or weakness in general, regional or local economic conditions, as well as other adverse economic or market conditions, may reduce our customers' discretionary income or willingness to spend on parks, entertainment, recreation activities and travel.

An increase in general price levels (due to inflationary pressure, domestic and global supply chain issues or other macroeconomic factors) could also result in a shift in consumer demand away from discretionary spending, which would adversely affect our attendance or guest spending patterns and, at the same time, increase our operating costs. We may not be able to adequately increase our prices over time at price points that consumers are willing to pay to offset such increased costs.

In the past, severe economic downturns, coupled with high volatility and uncertainty as to the future global economic landscape, have had an adverse effect on consumers' discretionary income and consumer confidence. Volatile, negative, inflationary or uncertain economic conditions and recessionary periods may adversely impact attendance figures, the frequency with which guests choose to visit our theme parks and guest spending patterns at our theme parks. The actual or perceived weakness in the economy could also lead to decreased spending by our guests. For example, in 2020, we experienced a decline in attendance as a result of the COVID-19 pandemic, which in turn adversely affected our revenue and profitability. Both attendance and total revenue per capita spending at our theme parks are key drivers of our revenue and profitability, and reductions in either can materially adversely affect our business, financial condition and results of operations.

Hill Path Capital LP and its affiliates could be able to significantly influence our decisions and their interests may conflict with ours or yours in the future.

In 2019, Hill Path Capital LP and certain of its affiliates ("Hill Path") purchased, in the aggregate, 13,214,000 shares of our common stock (the "HP Purchase"). As described more fully in our Form 8-K dated May 27, 2019, we concurrently entered into the Stockholders Agreement, the Registration Rights Agreement and the Undertaking Agreement (collectively, the "HP Agreements") with Hill Path in connection with the HP Purchase. On July 7, 2020, Hill Path filed with the SEC a Schedule 13D/A (the "Schedule 13D/A") reporting that such persons had accumulated a total of 27,205,306 shares of our common stock, which represents approximately 42.5% of our total outstanding shares of common stock as of December 31, 2023. Also, certain funds affiliated with Hill Path have other economic interests in the Company. Please refer to their most recent Schedule 13D/A filed on November 14, 2022. In addition, the Hill Path Schedule 13D filed on May 1, 2017, as amended states, among other things, that Hill Path may suggest changes in our business, operations, capital structure, capital allocation, corporate governance, and other strategic matters.

Under the HP Agreements, we agreed to appoint up to three Hill Path director designees ("Hill Path Designees") to our Board of Directors of which two directors may be affiliated with Hill Path and, subject to the independence standards of the New York Stock Exchange, there must be one Hill Path Designee on each committee of the Board, as determined by Hill Path and subject to the approval of the Nominating and Corporate Governance Committee. Scott Ross, founder of Hill Path, and James Chambers, a Partner at Hill Path are the Hill Path Designees. Mr. Ross currently serves as Chairman of the Board and Chairman of the Compensation Committee and also serves on the Nominating and Corporate Governance Committee and the Revenue Committee. Mr. Chambers serves as Chairman of the Nominating and Corporate Governance Committee and also serves on the Compensation Committee and the Revenue Committee.

For so long as Hill Path Designees remain on our Board, Hill Path will have influence with respect to our management, business plans and policies, including the appointment and removal of our officers, and nominees for director. In addition, for so long as Hill Path continues to own a significant percentage of our stock, Hill Path will be able to influence the composition of our Board of Directors and the approval of actions requiring stockholder approval. For example, for so long as Hill Path continues to own a significant percentage of our stock, Hill Path may be able to influence whether or not a change of control of our Company or a change in the composition of our Board of Directors occurs. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our Company and ultimately might affect the market price of our common stock.

Increased labor costs and employee health and welfare benefit costs may negatively impact our operations.

Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our employees to meet our staffing needs. Increased labor costs or turnover due to competition, inflationary pressures, increased minimum wage or employee benefit costs or otherwise has and could continue to put pressure on our margins and adversely impact our operating expenses. For example, the Patient Protection and Affordable Care Act of 2010 and the amendments thereto contain provisions that have impacted our healthcare costs. Additionally, the current administration is encouraging Congress to increase the federal minimum wage more broadly to $15.00 an hour in the private sector. Any future amendments or new legislation could significantly increase our compensation costs, which would reduce our net income and adversely affect our cash flows.

In 2016, San Diego passed legislation which, after the first increase on January 1, 2017, increased its minimum wage over a five-year period to $15.00. Beginning on January 1, 2023, San Diego's minimum wage was based on the consumer price index and increased to $16.30 per hour. Effective January 1, 2024, San Diego's minimum wage was increased further to $16.85 per hour. Virginia passed legislation that increased the state minimum wage to $9.50 an hour on May 1, 2021 and increases its minimum wage to $15.00 an hour by 2026. In November 2020, Florida passed a ballot initiative raising its minimum wage to $10.00 per hour effective September 30, 2021. Each September 30th thereafter, the minimum wage shall increase by $1.00 per hour until the minimum wage reaches $15.00 per hour on September 30, 2026. From that point forward, future minimum wage increases shall revert to being adjusted annually for inflation starting September 30, 2027. In addition, a number of companies with whom we compete for talent have announced wage and benefit increases to attract and retain employees in a tight labor market which has driven-up labor costs. Increases to the minimum wage in locations where we do business, wages of companies from whom we compete for talent and/or increased benefit costs will negatively impact our operating expenses. See also *"If we fail to hire and/or retain employees, our business may be adversely affected"*.

We are subject to complex federal and state regulations governing the treatment of animals, which can change, and to claims and lawsuits by activist groups before government regulators and in the courts.

We operate in a complex and evolving regulatory environment and are subject to various federal and state statutes and regulations and international treaties implemented by federal law. The states in which we operate also regulate zoological activity involving the import and export of exotic and native wildlife, endangered and/or otherwise protected species, zoological display and anti-cruelty statutes. We incur significant compliance costs in connection with these regulations, and violation of such regulations could subject us to fines and penalties and result in the loss of our licenses and permits, which, if occurred, could impact our ability to display certain animals. Future amendments to existing statutes, regulations and treaties or new statutes, regulations and treaties or lawsuits against the Company, government agencies or other third parties in the zoological industry may potentially restrict our ability to maintain our animals, or to acquire new ones to supplement or sustain our breeding programs or otherwise adversely affect our business.

On July 26, 2022, U.S. Rep. Adam Schiff (D-CA) introduced the Strengthening Welfare in Marine Settings Act of 2022 ("SWIMS Act"). This bill would establish prohibitions on capturing, importing, exporting, or breeding of orcas, beluga whales, false killer whales, or pilot whales for the purpose of public display. The bill would prohibit the National Oceanic and Atmospheric Administration from issuing any permit under the Marine Mammal Protection Act of 1972 that authorizes the taking (e.g., capturing) or importation of such orcas or whales for the purpose of public display. The bill would revise the Marine Mammal Protection Act of 1972 to make it unlawful to export such orcas or whales, unless they are being transported to marine mammal sanctuaries or for release into the wild. Further, the bill would make it unlawful under the Animal Welfare Act for any person to breed or artificially inseminate such marine mammals for purposes of using their progeny for public display. The bill was referred to the House Agriculture and Natural Resources Committees. On August 2, 2022, Sen. Dianne Feinstein (D-CA) introduced an identical version of the SWIMS Act in the U.S. Senate. The bill was referred to the Committee on Commerce, Science, and Transportation. No hearings or consideration of the bill were scheduled in the House or Senate before the 117th Congress adjourned on January 3, 2023. On January 30, 2024, the SWIMS Act was reintroduced in the U.S. House, and on January 31, 2024, identical legislation was reintroduced to the U.S. Senate by U.S. Senator Ron Wyden (D-OR).

The United Kingdom Animals (Low-Welfare Activities Abroad) Act of 2023 passed its final parliamentary stage on September 18, 2023 and received Royal Assent on the same day. The bill prohibits the sale and advertising of activities abroad which involve low standards of welfare for animals. Additionally, it provides a framework for future species-specific bans to be introduced but does not itself implement any bans. Throughout the passage in both houses, the main sentiment was broadly focused on Asian elephants and dolphins. The bill has now moved on to the secondary legislation stage where the list of low welfare activities will be developed. The House of Lords deposited into the House of Lords Library a request that zoos and aquariums that are accredited or certified in accordance with high enough welfare standards by a regional or international organization endorsed for these purposes would be excluded from the scope of the prohibited low welfare activity in question.

There can be no assurance that Congress will not pass legislation, or other federal, state or local jurisdictions will not propose or enact similar laws or regulations that could materially impact the Company in the future.

Additionally, the U.S. Department of Agriculture's Animal and Plant Health Inspection Service ("APHIS") has proposed regulations that could impact our business. See the further discussion of APHIS and other proposed regulations under "*Recent Regulatory Developments*" in the "*Business*" section included elsewhere in this Annual Report on Form 10-K.

In light of the uncertain legal, legislative and regulatory environment and evolving public sentiment, we continue to evaluate a broad spectrum of enhancements, modifications and alternatives with respect to the display, husbandry and breeding practices, handling and care, and study and research of our animals. Any decisions regarding such matters are subject to consideration and assessment of various factors including, but not limited to, the health and welfare of the animals, guest sentiment, market conditions, anticipated impact on our business, regulatory environment, legal proceedings, and input from our conservation partners, and other factors. If we were to pursue or be required to pursue any alternative approaches with respect to the display, husbandry and breeding practices, handling and care, or study and research of our orcas or other animals in our zoological collection, the full impact of such alternatives on our business will not be known until such alternatives are finalized. In the meantime, we continue to invest significant management attention and resources to evaluate the impact of and ensure compliance with the applicable regulatory and other developments.

We are subject to scrutiny by activist and other third-party groups and/or media who can pressure governmental agencies, vendors, partners, guests and/or regulators, bring action in the courts or create negative publicity about us.

From time to time, animal activist and other third-party groups may make claims before government agencies, bring lawsuits against us, attempt to generate negative publicity associated with our business and/or attempt to influence guests to avoid our parks. Such activities sometimes are based on allegations that we do not properly care for some of our animals. On other occasions, such activities are specifically designed to change existing law or enact new law in order to impede our ability to retain, exhibit, acquire or breed animals. While we seek to structure our operations to comply with all applicable federal and state laws and vigorously defend ourselves when sued, there are no assurances as to the outcome of claims and lawsuits that could be brought against us or new laws or changes to existing laws that could negatively impact us. Even if not successful, these lawsuits, or proposed changes to laws, can require deployment of our resources and can lead to negative publicity.

 Negative publicity created by activists or in the media could adversely affect our reputation and results of operations. At times, activists and other third-party groups have also attempted to generate negative publicity related to our relationships with our business partners, such as corporate sponsors, promotional partners, vendors, ticket resellers and others. These activities have at times led relationships with some ticket resellers to be terminated. Although sales from any particular ticket reseller may not constitute a significant portion of our ticket sales, if a relationship with a ticket reseller is terminated, we will attempt to find alternative distribution channels. However, there can be no assurance that we will be successful or that those channels will be as successful or not have additional costs. If we are unable to find cost effective alternative distribution channels, the loss of multiple ticket resellers could have a negative impact on our results of operations.

Incidents or adverse publicity concerning our theme parks, the theme park industry or zoological facilities generally could harm our brands or reputation as well as negatively impact our revenues and profitability.

Our brands and our reputation are among our most important assets. Our ability to attract and retain guests depends, in part, upon the external perceptions of the Company, the quality and safety of our theme parks and services and our corporate and management integrity. The operation of theme parks involves the risk of accidents, illnesses, disruptive guest behavior, environmental incidents and other incidents which may negatively affect the perception of guest and employee safety, health, security and guest satisfaction and which could negatively impact our brands or reputation and our business and results of operations. An accident or an injury at any of our theme parks or at theme parks operated by competitors, particularly an accident or an injury involving the safety of guests and employees, that receives media attention, is the topic of a book, film, documentary or is otherwise the subject of public discussions, may harm our brands or reputation, cause a loss of consumer confidence in the Company, reduce attendance at our theme parks and negatively impact our results of operations. Additionally, incidents could occur in our theme parks which may negatively affect the perception and reaction to our practices concerning certain inclusion and diversity matters. An incident involving our employees and/or our park guests which receives media attention or is otherwise the subject of public and/or social media discussions may negatively impact our results of operations. Furthermore, third-party groups may use these incidents to make claims against us and/or attempt to influence guests to avoid our parks. Such incidents have occurred in the past and may occur in the future.

In addition, other types of adverse publicity concerning our business, the theme park industry or zoological facilities generally could harm our brands, reputation, and results of operations. The considerable expansion in the use of social media over recent years has compounded the impact of negative publicity.

A significant portion of our revenues are historically generated in the States of Florida, California and Virginia. Any risks affecting such markets, such as natural disasters, severe weather and travel-related disruptions or incidents, may materially adversely affect our business, financial condition and results of operations.

Approximately 59%, 16% and 13% of our revenues in 2023 were generated in the States of Florida, California and Virginia, respectively. Any risks described in this Annual Report on Form 10-K, such as the occurrence of natural disasters and travel-related disruptions or incidents, affecting the States of Florida, California and Virginia generally, may materially adversely affect our business, financial condition or results of operations, especially if they have the effect of decreasing attendance at our theme parks or, in extreme cases, cause us to close any of our theme parks for any period of time. For example, in 2022, Hurricane Ian led to closures at our parks in Florida and Virginia for a combined 15 operating days which unfavorably impacted our attendance. Also, our parks in Texas have previously been negatively impacted by hurricanes. Although we attempt to manage our exposure to such events by implementing our hurricane preparedness plan, our theme parks located in Orlando and Tampa, Florida and in Williamsburg, Virginia have previously experienced closures as a result of storms, which negatively impacted attendance and results of operations. Furthermore, changing climate conditions could add to the frequency and severity of natural disasters and create additional uncertainty as to future trends and exposures.

Technology interruptions or failures that impair access to our websites or information technology systems could adversely affect our business or operations.

The satisfactory performance, reliability and availability of our web sites and our infrastructure are critical to the conduct of our business. Any system interruptions that result in the unavailability or slowness of our websites could impact our ability to market or sell admissions or other products which could adversely affect our results of operations and/or result in negative publicity. We have in the past experienced, and may in the future experience, temporary system interruptions for a variety of reasons, including security incidents, viruses, telecommunication and other network failures, power failures, programming errors, undetected bugs, design faults, data corruption, denial-of-service attacks, legacy systems, poor scalability or network overload from an overwhelming number of traffic trying to reach our websites at the same time. Even a disruption as brief as a few minutes could have a negative impact on our online activities and could result in a loss of revenue. For example, there have been instances when our websites experienced slow performance and unavailability for some guests. Although these issues were short-lived and did not have a material impact to our results of operations, prolonged or repeat system interruptions and network failures could adversely impact our operations as a significant portion of our admissions revenues are from ticket purchases and reservations made online.

Additionally, damage, failures or interruptions to our information technology systems may require a significant investment to update, remediate or replace with alternate systems, and we may suffer interruptions in our operations as a result. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations and/or result in negative publicity. Any material interruptions or failures in our systems, including those that may result from our failure to adequately develop, implement and maintain a robust disaster recovery plan and backup systems could severely affect our ability to conduct normal business operations and, as a result, could adversely affect our business operations and financial performance. For example, there have been instances of third-party vendors upgrading to newer versions of software which are no longer compatible with our legacy systems.

Cyber security risks and the failure to maintain the integrity of internal or guest data could result in damages to our reputation, the disruption of operations and/or subject us to costs, fines or lawsuits.

We collect internal and customer data for business purposes. This data may include personal identifiable information held in our various information technology systems which collect, process, summarize, and report such data. We also maintain personally identifiable information about our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our guests and employees have a high expectation that we will adequately protect their personal information. The regulatory environment, as well as the requirements imposed on us by the credit card industry, governing information, security and privacy laws is increasingly demanding and continues to evolve. For example, the California Consumer Privacy Act took effect in January 2020 and imposes requirements for identifying, managing, securing, tracking, producing and deleting consumer privacy information in California. Maintaining compliance with applicable security and privacy regulations may increase our operating costs and/or adversely impact our ability to market our theme parks, products, and services to our guests. We also rely on accounting, financial and operational management information technology systems to conduct our operations. If these information technology systems suffer severe damage, disruption or shutdown and our business continuity plans do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations could be materially adversely affected.

We, along with our third party service providers, face security threats, including but not limited to cyber security attacks on our data infrastructure. Like other public companies, our computer systems are regularly subject to and will continue to be the target of computer viruses, malware or other malicious codes (including ransomware), rogue employee activity, unauthorized access, cyber-attacks or other computer-related penetrations. We expect to continue devoting significant resources to the security of our information technology systems and the training of our employees and we utilize various procedures and controls to monitor and mitigate technological threats. There can be no assurance that these procedures, investments and/or controls, nor those of our third party service providers, will be sufficient to prevent penetrations, malicious acts or disruptions to our systems. Furthermore, a penetrated or compromised data system or the intentional, inadvertent or negligent release or disclosure of data could result in theft, loss, fraudulent or unlawful use of guest, employee, company or protected data which could harm our reputation or result in remedial and other costs, fines or lawsuits and require significant management attention and resources to be spent. In addition, our insurance coverage and indemnification arrangements that we enter into, if any, may not be adequate to cover all the costs related to cyber security attacks or disruptions resulting from such events. Although to date, cyber security attacks directed at us have not had a material impact on our financial results, due to the evolving nature of security threats, the impact of any future incident cannot be predicted.

Because we operate in a competitive industry, our revenues, profits or market share could be harmed if we are unable to compete effectively.

Our theme parks compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, home entertainment options, family entertainment centers, sports attractions, restaurants and vacation travel.

Principal direct competitors of our theme parks include theme parks operated by The Walt Disney Company, Universal Parks and Resorts, Six Flags Entertainment Corporation, Cedar Fair, L.P., Merlin Entertainments ltd., Herschend Family Entertainment and Hershey Entertainment and Resorts Company. The principal competitive factors of a theme park include location, price, originality and perceived quality of the rides and attractions, the atmosphere and cleanliness of the theme park, the quality of its food, entertainment and employees, weather conditions, ease of travel to the theme park (including direct flights by major airlines), and availability and cost of transportation to a theme park. Certain of our direct competitors have substantially greater financial resources than we do, and they may be able to adapt more quickly to changes in guest preferences or devote greater resources to their attractions or promotion of their offerings and attractions than us. Our competitors may be able to attract guests to their theme parks in lieu of our own through the development or acquisition of new rides, attractions or shows that are perceived by guests to be of a higher quality and entertainment value. As a result, we may not be able to compete successfully against such competitors. If we are unable to compete with new and existing attractions, our results of operations could be negatively impacted.

Featuring animals at our theme parks involves risks.

Our theme parks feature numerous displays and interactions that include animals. All animal enterprises involve some degree of risk. All animal interactions by our employees and our guests in attractions in our theme parks, where offered, involve risk. While we maintain strict safety procedures for the protection of our guests, employees and the animals in our care, injuries or death, while rare, have occurred in the past. For example, in February 2010, a trainer was killed while engaged in an interaction with an orca. Following this incident, we were subject to an inspection by the Department of Labor's Occupational Safety and Health Administration ("OSHA"), which resulted in citations concerning alleged violations of the Occupational Safety and Health Act and certain regulations thereunder. In connection with this incident, we reviewed and revised our safety protocols and made certain safety-related facility enhancements such as revising training protocols used in animal presentations. This incident has also been and continues to be the subject of significant media attention, including extensive television and newspaper coverage, books, at least one documentary and discussions in social media. This incident and similar events that may occur in the future may harm our reputation, reduce attendance and negatively impact our business, financial condition and results of operations. See also, "*Our insurance coverage may not be adequate to cover all possible losses that we could suffer, and our insurance costs may increase.*"

Animals in our care are important to our theme parks, and they could be exposed to infectious diseases.

Many of our theme parks are distinguished from those of our competitors in that we offer guest interactions with animals in our care. Individual animals, specific species of animals or groups of animals in our zoological collection could be exposed to infectious diseases or could expose guests to infectious diseases. An outbreak of an infectious disease among any animals in our theme parks or the public's perception that a certain disease could be harmful to human health may materially adversely affect our zoological collection, our business, financial condition and results of operations. Additionally, outbreaks and/or illnesses in our zoological collection could impact the availability of certain guest experiences.

The high fixed cost structure of theme park operations can result in significantly lower margins if revenues decline or we are unable to offset price increases.

A large portion of our expenses is relatively fixed because the costs for employees, maintenance, animal care, utilities, property taxes and insurance do not vary significantly with attendance. These fixed costs may increase at a greater rate than our revenues especially during inflationary periods and may not be able to be reduced at the same rate as declining revenues. For example, our costs of food, merchandise and other sources of revenues are influenced by inflation and fluctuations in global commodity prices. If cost-cutting efforts are insufficient to offset increased costs or declines in revenues or are impracticable, we could experience a material decline in margins, revenues, profitability and reduced or negative cash flows. Such effects can be especially pronounced during pandemics such as was seen during the COVID-19 pandemic in 2020 or periods of inflation or economic contraction or slow economic growth.

Our operating results are subject to seasonal fluctuations.

We have historically experienced and expect to continue to experience seasonal fluctuations in our annual theme park attendance and revenue, which are typically higher in our second and third quarters, partly because four of our theme parks were historically only open for a portion of the year. As a result, approximately two-thirds of our attendance and revenues were historically generated in the second and third quarters of the year and we generally incurred a net loss in the first quarter. In addition, the timing of school vacations and school start dates also cause fluctuations in our quarterly theme park attendance and revenue. For example, revenues can shift between the first and second quarters due to the timing of Easter and spring break holidays and between the first and fourth quarters due to the timing of holiday breaks around Christmas and New Year. Even for our theme parks that have historically been open year-round, attendance patterns have significant seasonality, driven by holidays, school vacations and weather conditions. Changes in school calendars that impact traditional school vacation breaks could also impact attendance patterns.

The operating season at some of our theme parks, including SeaWorld San Antonio, Aquatica San Antonio, Adventure Island, Busch Gardens Williamsburg, Water Country USA, Sesame Place Philadelphia and our former Aquatica San Diego park (rebranded as Sesame Place San Diego in 2022), has historically been of limited duration. Any changes to the operating schedule of a park such as increasing operating days for our seasonal parks, could change the impact of seasonality in the future. During 2021, we began year-round operations at SeaWorld San Antonio and began to operate on select days on a year round basis at both Busch Gardens Williamsburg and Sesame Place in Pennsylvania. Additionally, in March 2022, we opened our Sesame Place San Diego park which has been, and is expected to continue to be, open more operating days than the Aquatica San Diego park it replaced, particularly in the first and fourth quarters of the year.

When conditions or events described in this *Risk Factors* section occur during the operating season, particularly during the second and third quarters, there is only a limited period of time during which the impact of those conditions or events can be mitigated. Accordingly, such conditions or events may have a disproportionately adverse effect on our revenues and cash flow. In addition, historically most of our expenses for maintenance and costs of adding new attractions at our seasonal theme parks are incurred when the operating season is over, which may increase the need for borrowing to fund those expenses during such periods.

Changes in consumer tastes and preferences for entertainment and consumer products could reduce demand for our entertainment offerings and products and adversely affect the profitability of our business.

The success of our business depends on our ability to consistently provide, maintain, and expand theme park attractions as well as create online material and consumer products that meet changing consumer preferences**.** In addition, consumers from outside the United States constitute an important portion of our theme park attendance, and our success depends in part on our ability to successfully predict and adapt to tastes and preferences of this consumer group. If our entertainment offerings and products do not achieve sufficient consumer acceptance or if consumer preferences change, our business, financial condition or results of operations could be materially adversely affected.

Our growth strategy may not achieve the anticipated results.

Our future success will depend on our ability to grow our business, including through capital investments to improve existing and develop or acquire additional theme parks, rides, attractions and shows, as well as in-park product offerings and product offerings outside of our theme parks that are complementary to our parks. Our growth and innovation strategies require significant commitments of management resources and capital investments and may not grow our revenues at the rate we expect or at all. As a result, we may not be able to recover the costs incurred in developing our new projects and initiatives or to realize their intended or projected benefits, which could materially adversely affect our business, financial condition or results of operations.

We may not be able to fund theme park capital expenditures and investment in future attractions and projects.

A principal competitive factor for a theme park is the originality and perceived quality of its rides and attractions. We need to make continued capital investments through maintenance and the regular addition of new rides and attractions. Our ability to fund capital expenditures will depend on our ability to generate sufficient cash flow from operations and to raise capital from third parties. We cannot assure you that our operations will be able to generate sufficient cash flow to fund such costs, or that we will be able to obtain sufficient financing on adequate terms, or at all, which could cause us to delay or abandon certain projects or plans.

We may not realize the benefits of developments, restructurings, acquisitions or other strategic initiatives and we may incur significant costs associated with such activities.

Our business strategy may include selective expansion, both domestically and internationally, through acquisitions of assets or other strategic initiatives, such as joint ventures, that allow us to profitably expand our business and leverage our brands. For example, in 2016 we announced our partnership with Miral Asset Management LLC to develop SeaWorld Abu Dhabi, a first-of-its-kind marine life themed park on Yas Island, which opened in May 2023. There is no assurance that the Miral partnership or our other strategic initiatives will be successful.

Any international transactions and partnerships are subject to additional risks, including foreign and U.S. regulations on the import and export of animals, the impact of economic fluctuations in economies outside of the United States, difficulties and costs of staffing and managing foreign operations due to distance, language and cultural differences, as well as political instability and lesser degree of legal protection in certain jurisdictions, currency exchange fluctuations and potentially adverse tax consequences of overseas operations. In addition, the success of any acquisition depends on effective integration of acquired businesses and assets into our operations, which is subject to risks and uncertainties, including realization of anticipated synergies and cost savings, the ability to retain and attract personnel, the diversion of management's attention from other business concerns, and undisclosed or potential legal liabilities of acquired businesses or assets.

We are continuing our efforts to identify cost reductions and efficiency opportunities as well as incremental pricing and revenue opportunities to help offset recent inflationary pressures relating to the costs for labor, goods, services and capital projects. There is no assurance that we will be able to achieve and/or sustain the cost savings, realize or sustain operational efficiencies or achieve other benefits that we may initially expect. In addition, such actions may result in various one-time costs and temporary operational inefficiencies and could negatively impact business, guest experiences and employment relationships during transitional periods. See further discussion under the caption "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors and Trends Affecting Our Results of Operations—Costs and Expenses*" included elsewhere in this Annual Report on Form 10-K.

Our financial condition and results of operations have been previously, and may in the future be, adversely affected by public health events.

We could face risks related to public health events, including epidemics and pandemics. Preventive measures taken to contain or mitigate public health events including quarantines or lockdowns, travel restrictions, social distance policies, and limiting operations of certain non-essential businesses may materially impact our financial condition and results of operations. For example, our results of operations were impacted by the global COVID-19 pandemic in 2020, 2021 and 2022 due in part to a decline in both international and group-related attendance, capacity limitations, modified/limited operations and/or temporary park closures and decreased demand. In addition, the COVID-19 pandemic, along with other geopolitical and economic factors, disrupted global supply chains and caused labor shortages and inflationary pressures.

The full impact of another public health event on our financial condition and results of operations will depend on various factors, such as the ultimate duration and scope of the crisis, its impact on our customers, employees, suppliers and vendors, imposed restrictions on travel, quarantines and other measures, capacity limitations and enforced social distancing requirements and the duration and magnitude of an economic downturn cause by such crisis. Any of these impacts could have a material adverse effect on our business.

Additionally, our properties are subject to the risk that operations could be halted for a temporary or extended period of time due to a public health event. If there is a prolonged disruption at any of our properties, our business, financial condition, results of operations and prospects will likely be materially adversely affected.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profits or limit our ability to operate our business.

We are subject to allegations, claims and legal actions arising in the ordinary course of our business, which may include claims by third parties, including guests who visit our theme parks, our employees, vendors, stockholders and/or regulators. We are currently subject to securities litigation and other disputes. We are also subject to audits, inspections and investigations by, or receives requests for information from, various federal and state regulatory agencies, including, but not limited to, the U.S. Department of Agriculture's Animal and Plant Health Inspection Service ("APHIS"), the U.S. Department of Labor's Occupational Safety and Health Administration, the California Occupational Safety and Health Administration ("Cal-OSHA"), state departments of labor, the Florida Fish & Wildlife Commission ("FWC"), the Equal Employment Opportunity Commission ("EEOC"), the Internal Revenue Service ("IRS"**),** the U.S. Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC"). From time to time, various parties may also bring lawsuits against us. For example, on February 11, 2020, we announced that we had entered into a settlement agreement with respect to a previously disclosed class action lawsuit commenced in 2014, captioned *Baker v. SeaWorld Entertainment, Inc*., et al., Case No. 14-CV-02129-MMA (AGS) ("Baker"). The settlement required us to pay $65.0 million for claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as the costs of administration and legal fees and expenses. The settlement does not include or constitute an admission, concession, or finding of any fault, liability, or wrongdoing by us or any defendant. We discuss securities litigation and other litigation to which we are subject in greater detail in "*Item 3. Legal Proceedings*" and Note 14–Commitments and Contingencies to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. If any proceedings, audits, inspections or investigations were to be determined adversely against us or resulted in legal actions, claims, regulatory proceedings, enforcement actions, or judgments, fines, or settlements involving a payment of material sums of money, or if injunctive relief were issued against us, our business, financial condition and results of operations could be materially adversely affected. Even the successful defense of legal proceedings may cause us to incur substantial legal costs and may divert management's attention and resources.

Our intellectual property rights are valuable, and any inability to protect them could adversely affect our business.

Our intellectual property, including our trademarks, service marks, domain names, copyrights, patent and other proprietary rights, constitutes a significant part of our value. To protect our intellectual property rights, we rely upon a combination of trademark, copyright, patent, trade secret and unfair competition laws of the United States and other countries, as well as contract provisions and third-party policies and procedures governing internet/domain name registrations. However, there can be no assurance that these measures will be successful in any given case, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States. We may be unable to prevent the misappropriation, infringement or violation of our intellectual property rights, breaching any contractual obligations to us, or independently developing intellectual property that is similar to ours, any of which could reduce or eliminate any competitive advantage we have developed, adversely affect our revenues or otherwise harm our business.

We have obtained and applied for numerous U.S. and foreign trademark and service mark registrations and will continue to evaluate the registration of additional trademarks and service marks or other intellectual property, as appropriate. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain registrations for our intellectual property in the United States and other countries could limit our ability to protect our intellectual property rights and impede our marketing efforts in those jurisdictions.

We are actively engaged in enforcement and other activities to protect our intellectual property rights. If it became necessary for us to resort to litigation to protect these rights, any proceedings could be burdensome, costly and divert the attention of our personnel, and we may not prevail. In addition, any repeal or weakening of laws or enforcement in the United States or internationally intended to protect intellectual property rights could make it more difficult for us to adequately protect our intellectual property rights, negatively impacting their value and increasing the cost of enforcing our rights.

We may be subject to claims for infringing the intellectual property rights of others, which could be costly and result in the loss of significant intellectual property rights.

We cannot be certain that we do not and will not infringe the intellectual property rights of others. We have been in the past, and may be in the future, subject to litigation and other claims in the ordinary course of our business based on allegations of infringement or other violations of the intellectual property rights of others. Regardless of their merits, intellectual property claims can divert the efforts of our personnel and are often time-consuming and expensive to litigate or settle. In addition, to the extent claims against us are successful, we may have to pay substantial money damages or discontinue, modify, or rename certain products or services that are found to be in violation of another party's rights. We may have to seek a license (if available on acceptable terms, or at all) to continue offering products and services, which may significantly increase our operating expenses.

If we lose licenses and permits required to exhibit animals and/or violate laws and regulations, our business will be adversely affected.

We are required to hold government licenses and permits, some of which are subject to yearly or periodic renewal, for purposes of possessing, exhibiting, and maintaining animals. Although our theme parks' licenses and permits have always been renewed in the past, in the event that any of our licenses or permits are not renewed or any of our licenses or permits are revoked, portions of the affected theme park might not be able to remain open for purpose of displaying or retaining the animals covered by such license or permit. Such an outcome could materially adversely affect our business, financial condition and results of operations.

In addition, we are subject to periodic inspections by federal and state agencies and the subsequent issuance of inspection reports. While we believe that we comply with, or exceed, requisite care and maintenance standards that apply to our animals, government inspectors can cite us for alleged statutory or regulatory violations. In unusual instances when we are cited for an alleged deficiency, we are most often given the opportunity to correct any purported deficiencies without penalty. It is possible, however, that in some cases a federal or state regulator could seek to impose monetary fines on us. In the past, when we have been subjected to governmental claims for fines, the amounts involved were not material to our business, financial condition or results of operations. However, while unlikely, we cannot predict whether any future fines that regulators might seek to impose would materially adversely affect our business, financial condition or results of operations. Moreover, many of the statutes under which we operate allow for the imposition of criminal sanctions. While neither of the foregoing situations are likely to occur, either could negatively affect the business, financial condition or results of operations at our theme parks.

Unionization activities or labor disputes may disrupt our operations and affect our profitability.

Although none of our employees are currently covered under collective bargaining agreements, we cannot guarantee that our employees will not elect to be represented by labor unions in the future. For example, in the recent past, we have experienced union organizing activities and these activities were resolved favorably. If some or all of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, however, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may disrupt our operations and reduce our revenues, and resolution of labor and employment-related disputes may increase our costs.

Although we maintain binding policies that require employees to submit to a mandatory alternative dispute resolution procedure in lieu of other remedies, as employers, we may be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards or healthcare and benefit issues. Such actions, if brought against us and successful in whole or in part, may affect our ability to compete or materially adversely affect our business, financial condition or results of operations.

If we are unable to maintain certain commercial licenses, our business, reputation and brand could be adversely affected.

We rely on a license from Sesame to use the Sesame Place trade name and trademark and certain other intellectual property rights, including titles, marks, characters, logos and designs from the Sesame Street television series within our Sesame Place theme park located in Langhorne, Pennsylvania (the "Langhorne Sesame Place"), the Sesame Place theme park located in Chula Vista, California (the "San Diego Sesame Place") and any additional future Sesame Place theme parks in the United States (collectively, the "Standalone Parks") and with respect to Sesame Street themed areas within certain areas of some of our other theme parks, as well as in connection with the sales of certain Sesame Street themed products. The License Agreement with Sesame (the "Sesame License Agreement") has an initial term through December 31, 2031, with an automatic additional 15-year extension plus a 5-year option added from each new Standalone Park opening. Our use of these intellectual property rights is subject to the approval of Sesame and the parties have certain termination rights under the Sesame License Agreement, including without limitation Sesame's right to terminate the Sesame License Agreement in whole or in part under certain limited circumstances, including a change of control of United Parks (or of SeaWorld Parks and Entertainment, Inc., a wholly-owned subsidiary of United Parks), our bankruptcy or uncured breach of the Sesame License Agreement, or the termination of the Sesame License Agreement regarding the Langhorne Sesame Place and San Diego Sesame Place theme parks. If we were to lose or have to renegotiate the Sesame License Agreement, our business may be adversely affected.

ABI is the owner of the Busch Gardens trademarks and domain names. ABI has granted us a perpetual, exclusive, worldwide, royalty-free license to use the Busch Gardens trademark and certain related domain names in connection with the operation, marketing, promotion and advertising of certain of our theme parks, as well as in connection with the production, use, distribution and sale of merchandise sold in connection with such theme parks. Under the license, we are required to indemnify ABI against losses related to our use of the marks. If we were to lose or have to renegotiate this license, our business may be adversely affected.

Our existing debt agreements contain, and future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

Our existing debt agreements contain, and documents governing our future indebtedness may contain, financial and operating covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, pay dividends and other distributions, make capital expenditures, make certain loans, investments and other restricted payments, enter into agreements restricting our subsidiaries' ability to pay dividends, engage in certain transactions with stockholders or affiliates, sell certain assets or engage in mergers, acquisitions and other business combinations, amend or otherwise alter the terms of our indebtedness, alter the business that we conduct, guarantee indebtedness or incur other contingent obligations and create liens. Our existing debt agreements also require, and documents governing our future indebtedness may require, us to meet certain financial ratios and tests. Our ability to comply with these and other provisions of the existing debt agreements is dependent on our future performance, which will be subject to many factors, some of which are beyond our control. The breach of any of these covenants or non-compliance with any of these financial ratios and tests could result in an event of default under the existing debt agreements, which, if not cured or waived, could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. We discuss certain key covenants and financial ratios to which we are subject under our debt agreements in greater detail under the caption *"Restrictive Covenants"* in Note 11–Long-Term Debt to our accompanying consolidated financial statements included elsewhere in this Annual Report on Form 10-K and under "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Indebtedness—Covenant Compliance*".

Failure to maintain our current credit ratings could adversely affect our cost of funds, related margins, liquidity, and access to capital markets.

Moody's Investor Service and Standard & Poor's Financial Services routinely evaluate our debt and issue ratings on our Senior Secured Credit Facilities. These ratings are based on a number of factors, which included their assessment of our financial strength, liquidity, capital structure, asset quality, and sustainability of cash flow and earnings. Due to changes in these factors, the pandemic and market conditions, we may not be able to maintain our current credit ratings, which could adversely affect our cost of funds and related margins, liquidity and access to capital markets.

For example, as of December 31, 2023, our Senior Secured Credit Facilities and Senior Unsecured Credit Facilities were rated by Standard and Poor's Financial Services (corporate credit rated BB- with a positive outlook, the Senior Secured Credit Facilities rated BB, and the Senior Unsecured Credit Facilities rated B) and Moody's Investors Service (corporate family rated Ba3 with a stable outlook, the Senior Secured Credit Facilities rated Ba2, and the Senior Unsecured Credit Facilities rated B2). We disclose these ratings to enhance the understanding of our sources of liquidity and the effects of these ratings on our costs of funds and related margins, liquidity and access to capital markets. Our borrowing costs depend, in part, on our credit ratings and any actions taken by these credit rating agencies to lower our credit ratings could increase our borrowing costs.

Our leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

As of December 31, 2023, our total indebtedness was approximately $2.126 billion. Our high degree of leverage could have important consequences, including the following: (i) a substantial portion of our cash flow from operations is dedicated to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, capital expenditures, future business opportunities and/or share repurchases of our common stock; (ii) our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate purposes in the future may be limited; (iii) certain of the borrowings are at variable rates of interest, which will increase our vulnerability to increases in interest rates; (iv) we are at a competitive disadvantage to less leveraged competitors; (v) we may be unable to adjust rapidly to changing market conditions; (vi) the debt service requirements of our other indebtedness could make it more difficult for us to satisfy our financial obligations; and (vii) we may be vulnerable in a downturn in general economic conditions or in our business and we may be unable to carry out activities that are important to our growth. During 2021, 2022 and parts of 2023, the United States experienced increasing inflation. Increased inflation is likely to cause interest rates (including SOFR) to increase. For example, since January 1, 2022, in light of increasing inflation, the Federal Reserve increased interest rates eleven times. Any further increase could increase our borrowing costs on variable debt and adversely affect our business. We do not currently have any of our debt hedged. A hypothetical increase in Adjusted Term SOFR of 100 bps would increase our annual interest expense by approximately $11.7 million. Increased debt service costs would adversely affect our cash flow and net income. There can be no assurance that if we intend to enter into a hedge, that we will be able to enter into hedging arrangements on favorable terms or at all.

Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the banking and capital markets. If we are unable to generate sufficient cash flow to service our debt or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, which could cause us to default on our obligations and impair our liquidity. There can be no assurance that any refinancing of our indebtedness will be possible and any such refinancing could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. We from time to time may increase the amount of our indebtedness, modify the terms of our financing arrangements, make capital expenditures, issue dividends and take other actions that may substantially increase our leverage.

Despite our significant leverage, we may incur additional amounts of debt, which could further exacerbate the risks associated with our significant leverage.

Our insurance coverage may not be adequate to cover all possible losses that we could suffer, and our insurance costs may increase.

Our insurance coverage may not be adequate to cover all possible losses that we could suffer, and our insurance costs may increase. Although we maintain various safety and loss prevention programs and carry property and casualty insurance to cover certain risks, our insurance policies do not cover all types of losses and liabilities. Additionally, many of our policies are subject to deductibles and/or self-insured retentions and co-insurance. There can be no assurance our insurance will be sufficient to cover the full extent of all losses or liabilities for which we are insured and may be significantly less than the expected and actual replacement cost of rebuilding facilities "as was" if there was a total loss. For example, our losses in 2020 related to the impacts of the COVID-19 pandemic were not covered by insurance available to us. We cannot guarantee that we will be able to renew our current insurance policies on favorable terms, or at all. In addition, if we or other theme park operators sustain significant losses or make significant insurance claims, then our ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected.

We may be unable to purchase or contract with third-party manufacturers for our theme park rides and attractions, or construction and/or supply chain delays may occur and impact attraction openings.

We may be unable to purchase or contract with third parties to build high quality rides and attractions and to continue to service and maintain those rides and attractions at competitive or beneficial prices, or to provide the replacement parts needed to maintain the operation of such rides. The costs of fuel, construction, repairs and maintenance, labor, freight and utilities are all subject to inflationary pressures that have recently increased the costs of building and maintaining our rides and attractions. Furthermore, global supply chain issues have, and could continue to, cause delays in the receipt of required goods or services which could negatively impact ride availability.

In addition, if our third-party suppliers' financial condition deteriorates or they go out of business, we may not be able to obtain the full benefit of manufacturer warranties or indemnities typically contained in our contracts or may need to incur greater costs for the maintenance, repair, replacement or insurance of these assets. We have incurred and may in the future incur unanticipated construction delays in completing capital projects which could adversely affect ride or attraction opening dates which could impact our attendance or revenues. Further, when rides and/or attractions have downtime and/or closures, our guest experience, attendance or revenue could be adversely affected.

Our operations and our ownership of property subject us to environmental requirements, and to environmental expenditures and liabilities.

We incur costs to comply with environmental requirements, such as those relating to water use, wastewater and storm water management and disposal, air emissions control, hazardous materials management, solid and hazardous waste disposal, and the clean-up of properties affected by regulated materials.

We have been required and continue to investigate and clean-up hazardous or toxic substances or chemical releases, and other releases, from current or formerly owned or operated facilities. In addition, in the ordinary course of our business, we generate, use and dispose of large volumes of water, including saltwater, which requires us to comply with a number of federal, state and local regulations and to incur significant expenses. Failure to comply with such regulations could subject us to fines and penalties and/or require us to incur additional expenses. Although we are not now classified as a large quantity generator of hazardous waste, we do store and handle hazardous materials to operate and maintain our equipment and facilities and have done so historically.

We cannot assure you that we will not incur substantial costs to comply with new or expanded environmental requirements in the future or to investigate or clean-up new or newly identified environmental conditions, which could also impair our ability to use or transfer the affected properties and to obtain financing.

Delays, restrictions, or inability to obtain or maintain permits for capital investments could impair our business.

Our capital investments require regulatory permits from one or more governmental agencies in order to improve existing or build new theme parks, rides, attractions and shows. Such permits are typically issued by state agencies, but federal and local governmental permits may also be required. The requirements for such permits vary depending on the location of such capital investments. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued, and the conditions that may be imposed in connection with the granting of the permit. Therefore, our capital investments in certain areas may be delayed, interrupted, or suspended for varying lengths of time, causing a loss of revenue to us, increasing cost, and/or adversely affecting our results of operations.

We have previously identified and remediated a material weakness in our internal control over financial reporting. If we fail to maintain effective internal controls, we may conclude that our internal control over financial reporting is not effective, which could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

We have previously identified and remediated a material weakness in our internal control over financial reporting. If we fail to maintain effective internal controls, we may conclude that our internal control over financial reporting is not effective, which could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner. Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP"). Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls.

As described Part II "Item 9A. Controls and Procedures" of this Annual Report on Form 10-K, a material weakness in the Company's internal control over financial reporting existed previously which was initially disclosed as of September 30, 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. The Company identified and implemented a number of actions that effectively remediated the previously-disclosed material weakness and concluded that as of December 31, 2023 its internal control over financial reporting was effective. However, the Company cannot provide assurances that the remediated material weakness will not reoccur in the future, or that a new material weakness will occur. The existence of any material weakness could require management to devote significant time and incur significant expense to remediate any such material weakness and management may not be able to remediate any such material weakness in a timely manner. If such material weakness is not remediated effectively or in a sufficient amount time, the Company could be impacted by a material misstatement of our annual or interim financial statements that was not prevented or detected in a timely basis, which could have a negative effect on our results of operations and/or the trading price of our securities.

Financial distress experienced by our strategic partners or other counterparties could have an adverse impact on us.

We are party to numerous contracts of varying durations. Certain of our agreements are comprised of a mixture of firm and non-firm commitments, varying tenures, and varying renewal terms, among other terms. There can be no guarantee that, upon the expiration of our contracts, we will be able to renew such contracts on terms as favorable to us, or at all.

Although we attempt to assess the creditworthiness of our strategic partners and other contract counterparties, there can be no assurance as to the creditworthiness of any such strategic partner or contract counterparty. Financial distress experienced by our strategic partners or other counterparties could have an adverse impact in the event such parties are unable to pay us for the services we provide or otherwise fulfill their contractual obligations.

We are exposed to the risk of loss in the event of non-performance by such strategic partners or other counterparties. Some of these counterparties may be highly leveraged and subject to their own operating, market and regulatory risks, and some are experiencing, or may experience in the future, severe financial problems that have had or may have a significant impact on their creditworthiness. In addition, the sale or transfer of our common stock owned by affiliates of Hill Path, or the perception that such sales or transfers could occur, could harm the prevailing market price of shares of our common stock.

Any material nonpayment or nonperformance from our contract counterparties due to inability or unwillingness to perform or adhere to contractual arrangements could have a material adverse impact on our business, results of operations, financial condition and ability to make cash distributions to our stockholders. Furthermore, in the case of financially distressed strategic partners, such events might otherwise force such strategic partners to curtail their commercial relationships with us, which could have a material adverse effect on our results of operations, financial condition, and cash flows.

Tariffs or other trade restrictions could adversely impact our business, financial condition and results of operations.

We purchase some of our merchandise for resale and other products used in our business from entities which are located in foreign countries. Additionally, some of our ride manufacturers may be located in foreign countries or utilize components manufactured or sourced from foreign countries. These relationships expose us to risks associated with doing business globally, including changes in tariffs, quotas and other restrictions on imports (collectively "Trade Restrictions") as well as escalating global trade tensions and the potential for international supply chain disruptions due to geopolitical events. The United States has increased tariffs on certain imports from China and other countries. Such Trade Restrictions have resulted in increased costs and could result in lower gross margin on impacted products and/or will likely result in increases in the cost of capital projects, unless we are able to successfully take any one or more of the following mitigating actions: increase our prices, move production to countries with no or lower tariffs or away from domestic vendors who source from China or other tariff impacted countries, or alter or cease offering certain products. Any increase in pricing, alteration of products or reduced product offering could reduce the competitiveness of our products. Furthermore, any retaliatory counter-measures imposed by countries subject to such tariffs could increase our, or our vendors', import expenses. Additionally, even if the products we import are not directly impacted by tariffs, the imposition and maintenance of such tariffs on goods imported into the United States could cause increased prices for consumer goods, in general, which could have a negative impact on consumer spending for discretionary items reducing attendance or spending at our parks. These direct and indirect impacts of increased tariffs or Trade Restrictions implemented by the United States, both individually and cumulatively, could have a material adverse effect on our business, financial condition and results of future operations.

Actions of activist stockholders, and such activism could adversely impact the value of our securities.

We value constructive input from our stockholders and the investment community. Our Board and management team are committed to acting in the best interests of all of our stockholders. There is no assurance that the actions taken by our Board and management in seeking to maintain constructive engagement with our stockholders will be successful. Responding to actions by activist stockholders can be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could also interfere with our ability to execute our strategic plan and our long-term growth. The perceived uncertainties as to our future direction caused by activist actions could affect the market price of our securities, result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel, board members and business partners. In addition, any interference with our annual meeting process, including but not limited to a proxy contest for the election of directors at our annual meeting, could require us to incur significant legal and other advisory fees and proxy solicitation expenses and require significant time and attention by management and our Board.

The policies of the U.S. President and his administration or any changes to tax laws may result in a material adverse effect on our business, cash flow, results of operations or financial condition and may impact our ability to use our net operating loss carryforwards.

While we cannot predict the changes that the current administration will make, certain policy changes regarding increases in minimum wage, limitation or restrictions on travel to the United States, foreign trade barriers, domestic travel rules, changes to labor laws or regulations, and/or changes to environmental or animal welfare regulations could adversely affect our business. Additionally, policies that strengthen the U.S. dollar against a variety of foreign currencies could impact international tourist spending, including at our theme parks. While there is currently a substantial lack of clarity and uncertainty around the likelihood, timing and details of any such policies and reforms, such policies and reforms may materially and adversely affect our business, financial condition and results of operations and the value of our securities. The President signed an Executive Order with the goal of increasing the minimum wage for federal workers and contractors to $15.00 an hour, which became effective January 30, 2022. Additionally, the current administration is encouraging Congress to increase the federal minimum wage more broadly to $15.00 an hour in the private sector.

Separately, the Tax Cuts and Jobs Act (the "Tax Act"), which was enacted on December 22, 2017, contained a number of changes to U.S. federal tax laws. The Tax Act, among other changes, imposed limitations on the deductibility of interest. On August 16, 2022, the Inflation Reduction Act ("IRA") of 2022 was signed into law. This legislation includes a 15% corporate alternative minimum tax and a 1% excise tax on stock repurchases among its key tax provisions effective for years beginning after December 31, 2022. While the IRA has not had a material impact on our operations, there can be no guarantee that this will continue to be the case.

The relationship between the United States and foreign countries could impact consumers' willingness to spend discretionary income, the availability and/or cost of goods, the availability of international flights or visas, and/or the ability or desire of foreign tourists to visit the United States.

Additional guidance may be issued by the Internal Revenue Service ("IRS"), the Department of the Treasury, or other governing body that may significantly differ from our interpretation of the law. In addition, our future effective tax rates could be favorably or unfavorably affected by changes in tax rates, changes in the valuation of our deferred tax assets or liabilities, the effectiveness of current and future tax planning strategies or changes in tax laws. Such factors may result in a material adverse effect on our business, cash flow, results of operations or financial conditions**.**

We continue to monitor changes and proposed changes to tax and other laws that may impact our business, results of operations, and financial condition and liquidity. It is currently unclear how the agenda of the current or future administration will impact our business.

Risks Related to Ownership of Our Common Stock

Our stock price may change significantly, and you may not be able to sell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock has been, and may continue to be, volatile. Since shares of our common stock were sold in our IPO in April 2013 through December 31, 2023, our common stock close price has ranged from $7.46 to $74.44. In addition to the risk factors discussed in this Annual Report on Form 10-K, the trading price of our common stock may be adversely affected due to a number of factors, many of which are beyond our control, including:

- results of operations that vary from the expectations of securities analysts and investors;

- results of operations that vary from those of our competitors;

- changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

- declines in the market prices of stocks generally, or those of amusement and theme parks companies;

- strategic actions by us or our competitors;

- announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

- changes in general economic or market conditions or trends in our industry or markets;

- changes in business or regulatory conditions;

- future sales of our common stock or other securities;

- repurchases of our common stock;

- investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

- the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

- rumors and market speculation involving us or other companies in our industry, particularly with respect to strategic transactions;

- announcements relating to litigation;

- guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

- the development and sustainability of an active trading market for our stock;

- actions by institutional or activist stockholders;

- changes in accounting principles; and

- other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

We cannot guarantee that our allocation of capital to various alternatives will enhance long-term stockholder value, and in some cases, our Share Repurchase Program could increase the volatility of the price of our common stock.

Our goal is to invest capital to maximize our overall long-term returns. This includes spending on capital projects and expenses, managing debt levels, and periodically returning capital to our stockholders through share repurchases and/or dividends. There can be no assurance that our capital allocation decisions will enhance stockholder value. Our Board has previously authorized a share repurchase of up to $250.0 million of our common stock (the "Share Repurchase Program"), of which approximately $38.5 million remained available under the Share Repurchase Program as of December 31, 2023. The number of shares to be purchased and the timing of purchases will be based on our trading windows and available liquidity, general business and market conditions and other factors, including legal requirements and alternative opportunities.

The IRA, which was passed in August 2022, contains a 1% excise tax on share repurchases, which may impact our future decisions on how to return value to shareholders in the most tax efficient manner and would increase the cost of share repurchases.

During 2023, we completed share repurchases of 313,750 shares for an aggregate total of approximately $17.9 million. Repurchases of our common stock pursuant to the Share Repurchase Program could affect our stock price and increase its volatility. The existence of the Share Repurchase Program could cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares of stock. Although the Share Repurchase Program is intended to enhance long-term stockholder value, there is no assurance that it will do so and short-term stock price fluctuations could reduce such program's effectiveness. See Note 18–Stockholders' Deficit in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market could cause the market price for our common stock to decline.

The sale of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Shares held by Hill Path and certain of our directors, officers and employees are eligible for resale, subject to volume, manner of sale and other limitations under Rule 144. In addition, pursuant to a registration rights agreement entered into in connection with the HP Purchase, we granted Hill Path the right, subject to certain conditions, to require us to register the sale of their shares of common stock under the Securities Act.

If Hill Path exercises their registration rights, the market price of our shares of common stock could drop significantly. This factor could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In addition, the shares of our common stock reserved for future issuance under the 2017 Omnibus Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, any applicable lock-up agreements in effect from time to time and Rule 144, as applicable. A total of 15,000,000 shares of common stock were reserved for issuance under the 2017 Omnibus Incentive Plan, of which approximately 6,920,000 shares of common stock remain available for future issuance as of December 31, 2023. In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Our indebtedness could limit our ability to make restricted payments such as share repurchases and/or pay dividends on our common stock in the future.

Our ability to make restricted payments such as share repurchases and/or declare dividends is limited by covenants in our senior secured credit facilities pursuant to a credit agreement dated as of August 25, 2021, as the same may be amended, restated, supplemented or modified from time to time (the "Senior Secured Credit Facilities"). We have not paid a dividend since September 2016. Dividends, if any, and the timing of declaration of any such dividends, will be at the discretion of the Board and will depend upon many factors, including, but not limited to, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that the Board deems relevant. See Note 11–Long-Term Debt in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

- the ability of our Board of Directors to issue one or more series of preferred stock;

- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

- certain limitations on convening special stockholder meetings;

- the removal of directors with or without cause only by the affirmative vote of the holders of at least 66.67% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

- that certain provisions may be amended only by the affirmative vote of the holders of at least 66.67% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

The concentration of ownership of our capital stock limits your ability to influence corporate matters.

Our executive officers, directors, current 5% or greater stockholders and entities affiliated with them beneficially owned (as determined in accordance with the rules of the SEC) approximately 49.8% of our common stock outstanding as of December 31, 2023. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Also, these stockholders, acting together, may be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

Non-U.S. holders who own or owned more than a certain ownership threshold may be subject to United States federal income tax on gains realized on the disposition of our common stock.

We believe that we are currently a U.S. real property holding corporation for U.S. federal income tax purposes. So long as our common stock continues to be regularly traded on an established securities market, a non-U.S. stockholder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock. Non-U.S. holders should consult their own tax advisors concerning the consequences of disposing of shares of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have an established process led by our Chief Information Officer ("CIO") that governs how we assess, respond and report, internally and externally, the occurrence of cybersecurity incidents and threats. Typical incidents and threats are cataloged and reported to the CIO on a weekly basis together with details regarding the mitigation actions implemented as well as other possible mitigation actions that could be implemented to mitigate or prevent future similar incidents. Urgent or severe incidents are reported to the CIO immediately where triage then begins and does not end until the threat has been mitigated. Depending on the nature and severity of an incident, our process provides for escalating notification to our CEO and the Board including the Chairman of the Board, our Lead Independent Director and the Audit Committee chair. Otherwise, the Audit Committee receives quarterly reports that summarize the new threats identified over the quarter as well as threats that were mitigated over the quarter, with details on the quantity, severity, and addressability of the incidents.

The Company has adopted the Center for Internet Security ("CIS") framework for cybersecurity defense. The CIS framework is a leading set of best practices for cybersecurity policies and procedures created by the non-profit Center for Internet Security, which are used or referenced by multiple legal, regulatory, and policy frameworks. The CIS framework includes: (1) a prioritized set of safeguards to mitigate the most prevalent cyber-attacks against systems; and (2) a set of a recommended actions for cyber defense that provide specific and actionable ways to thwart the most pervasive attacks.

Our approach to cybersecurity risk management includes the following key elements:

- *Multi-Layered Defense and Continuous Monitoring* – We work to protect our computing environments and products from cybersecurity threats through multi-layered defenses and apply lessons learned from penetration testing and bulletins published by CIS to help prevent future attacks. We utilize data analytics to detect anomalies and search for cyber threats. Our Security Incident and Event Management ("SIEM") system provides comprehensive cyber threat detection and response capabilities and maintains a 24x7 monitoring system which complements the technologies, processes and threat detection techniques we use to monitor, manage and mitigate cybersecurity threats. From time to time, we engage third-party consultants or other advisors to assist in assessing, identifying and/or managing cybersecurity threats. We also periodically use our Internal Audit function to conduct additional reviews and assessments.

- *Insider Threats* – We maintain an insider threat program designed to identify, assess, and address potential risks from within the Company. Our program evaluates potential risks consistent with industry practices, customer requirements and applicable law, including privacy and other considerations.

- *Training and Awareness* – We provide awareness training to our employees to help identify, avoid and mitigate cybersecurity threats. Our employees with network access participate annually in required training, including spear phishing and other awareness training.

- *Supplier Engagement* – We require our suppliers to comply with our standard information security terms and conditions, in addition to any requirements from our customers, as a condition of doing business with us, and require them to complete information security questionnaires to review and assess any potential cyber-related risks depending on the nature of the services being provided.

We regularly receive vulnerability threat information from our product vendors as well as CIS and other third-party sources. In order to prioritize mitigation efforts, we categorize threats based on likelihood of occurrence and the potential severity of an incident related to the threat. The Information Technology Department reports overall threat collection and mitigation status at least monthly to the CIO and at least quarterly to the Board and ERMC.

Cyber threats are discussed routinely (weekly, monthly, and quarterly) and ad-hoc based on the activities of that time. These threats are used to gauge the size and competency of the organization, the effectiveness of our tools, the sensitivity of the applications we use, and the security of the fundamental architecture that our system is built upon. This then drives decisions for staff, tools, and changes that may require capital or other funding.

We conduct third-party penetration testing on both a routine and ad-hoc basis. Routine penetration testing occurs at least annually and focuses on specific elements within our system, usually without notification to any of the Company's employees involved in those systems. Ad-hoc penetration testing occurs when we learn of a specific vulnerability of concern or when we resolve an alert from an imposing threat.

We also conduct table-top cyber exercises on an annual basis to ensure that the organization is prepared in the event that a significant breach actually occurs. These table-top exercises simulate a real cyber event (such as a ransom letter) in order to walk through the response process, gain information regarding how we react to incidents, identify areas of vulnerability, and recommend changes based on the outcome of the exercises.

While we have experienced cybersecurity incidents in the past, to date we do not believe that any risks from any cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected the Company or our financial position, results of operations and/or cash flows. We continue to invest in cybersecurity and the resiliency of our networks and continue to enhance our internal controls and processes, which are designed to help protect our systems and infrastructure, and the information they contain. As discussed more fully under Item 1A – "*Risk Factors*", however, the sophistication of cyber threats continues to increase, and the preventative actions we take to reduce the risk of cyber incidents and protect our systems and information may be insufficient. No matter how well designed or implemented our cybersecurity controls are, we will not be able to anticipate all security breaches, and we may not be able to implement effective preventative measures against cybersecurity breaches in a timely manner.

Cybersecurity Governance

We recognize the critical importance of maintaining the safety and security of our systems and data and have a holistic process for overseeing and managing cybersecurity and related risks, which includes engagement with both senior management and the Board. Our Board is responsible for overseeing our enterprise risk management activities in general, including those related to cybersecurity, and each of our Board committees assists the Board in the role of risk oversight. The full Board receives an update on our risk management process and the risk trends related to cybersecurity at least annually. Further, the Audit Committee specifically assists the Board in its oversight of risks related to cybersecurity. To help ensure effective oversight, the Audit Committee receives reports on information security and cybersecurity from the CIO at least four times a year.

Our cybersecurity function is part of our Information Technology Department and is managed by our CIO who oversees the management of cybersecurity risk and the protection and defense of our networks and systems. Our CIO has over 30 years of experience assisting IT leadership within the Department of Defense and other federal government agencies with IT architecture and solutions including cyber security. Within the Information Technology Department, these activities are orchestrated through cooperation between our cyber security group and our network engineering group. The individuals performing these functions include cybersecurity professionals with broad experience and expertise, including cybersecurity threat assessments and detection, mitigation technologies, cybersecurity training, incident response, cyber forensics, insider threats and regulatory compliance and include professionals who are qualified as Certified Information Systems Security Professionals. The teams within our cybersecurity group and our network engineering group work together to: identify and mitigate risks; respond to active cyber activity on our networks; respond to recent activity publicized by the Center for Internet Security (CIS) or other reputable cybersecurity organizations; and respond to patches and updates provided by our vendors.

In addition, our Enterprise Risk Management Committee ("ERMC") considers risks relating to cybersecurity, among other significant risks, and applicable mitigation plans to address such risks. The ERMC is a cross-functional committee that reports to the Executive Leadership Team and is chaired by our Chief Financial Officer. The ERMC meets during the year at least quarterly and receives periodic updates on cybersecurity risks from the CIO, who is a member of the committee.

Item 2. Properties

The following table summarizes our principal properties as of December 31, 2023, which includes approximately 400 acres of land available for future development.

Location	Size	Use
San Diego, CA	190 acres[(a)]	Leased Land
Chula Vista, CA	66 acres	Owned Theme Park[(b)]
Orlando, FL	279 acres	Owned Theme Park and Corporate Headquarters
Orlando, FL	58 acres	Owned All-inclusive Interactive Park
Orlando, FL	81 acres	Owned Water Park
Tampa, FL	56 acres	Owned Water Park
Tampa, FL	306 acres	Owned Theme Park
Dade City, FL	109 acres	Owned Breeding and Holding Facility
Langhorne, PA	55 acres	Owned Theme Park
San Antonio, TX	397 acres	Owned Theme Park
San Antonio, TX	18 acres	Owned Water Park
Williamsburg, VA	222 acres	Owned Water Park
Williamsburg, VA	422 acres	Owned Theme Park
Williamsburg, VA	5 acres	Owned Warehouse Space
Williamsburg, VA	5 acres	Owned Seasonal Worker Lodging

(a)   Includes approximately 17 acres of water in Mission Bay Park, California.

(b)   Former site of Aquatica San Diego water park which was converted into Sesame Place San Diego theme park in 2022.

We believe that our properties are in good operating condition and adequately serve our current business operations.

Lease Agreement with City of San Diego

Our subsidiary, Sea World LLC (f/k/a Sea World Inc.), leases approximately 190 acres from the City of San Diego, including approximately 17 acres of water in Mission Bay Park, California (the "Premises"). The current lease term commenced on July 1, 1998 and extends for 50 years or the maximum period allowed by law. Under the lease, the Premises must be used as a marine park facility and related uses. In addition, we may not operate another marine park facility within a radius of 560 miles from the City of San Diego.

The annual rent under the lease is calculated on the basis of a specified percentage of Sea World LLC's gross income from the Premises (the "Percentage Rent"), or the minimum yearly rent (the "Minimum Rent"), whichever is greater. Portions of the Percentage Rent are subject to adjustment every 10 years. The minimum yearly rent which was approximately $10.4 million for the each of the years ended December 31, 2023, 2022 and 2021, is adjusted every three years to an amount equal to 80% of the average accounting year rent actually paid for the three previous years. The current minimum yearly rent is next subject to adjustment on January 1, 2026.

The Company's gross income from the Premises was significantly impacted during the year ended December 31, 2020 due to the temporary park closures, limited reopenings, modified operations and capacity restrictions resulting from the impact of the COVID-19 pandemic and related government restrictions in San Diego. As a result, the Company continues to defer payment of $8.3 million of Minimum Rent for the year ended December 31, 2020 along with certain accrued fees which together are included in accounts payable and accrued expenses as of December 31, 2023.

See further discussion in Note 13–Leases to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Item 3. Legal Proceedings

This information is set forth under Note 14–*Commitments and Contingencies* to the consolidated financial statements included in Part IV, Item 15, which is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "PRKS." As of February 23, 2024, there were approximately 216 holders of record of our outstanding common stock. This does not include persons who hold our common stock in nominee or "street name" accounts through brokers or banks.

Dividends

We currently do not pay a dividend.

Stock Price Performance

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph shows a comparison of the five-year cumulative total stockholder return for our common stock, the Standard & Poor's ("S&P") 500 Index, the S&P Midcap 400 Index and the S&P 400 Movies & Entertainment Index. The graph assumes that $100 was invested in our common stock and in each index at the market close on December 31, 2018 and assumes that all dividends, if any, were reinvested. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



Comparison of Cumulative Total Return

	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
United Parks & Resorts Inc.	$ 100.00	$ 143.55	$ 143.01	$ 293.62	$ 242.21	$ 239.13
S&P 500 Index - Total Return	$ 100.00	$ 131.49	$ 155.68	$ 200.37	$ 164.08	$ 207.21
S&P Midcap 400 Index	$ 100.00	$ 126.20	$ 143.44	$ 178.95	$ 155.58	$ 181.15
S&P 400 Movies & Entertainment Index	$ 100.00	$ 117.47	$ 73.80	$ 73.27	$ 102.50	$ 127.05

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities by us during the year ended December 31, 2023.

Purchases of Equity Securities by the Issuer

The following table sets forth information with respect to shares of our common stock purchased by us during the periods indicated:

Period Beginning	Period Ended	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs[2]
October 1, 2023	October 31, 2023	—	$ —	—	$ 38,510,748
November 1, 2023	November 30, 2023	5,952	$ 46.51	—	$ 38,510,748
December 1, 2023	December 31, 2023	399	$ 52.38	—	$ 38,510,748
Total		6,351		—	$ 38,510,748

(1)   All purchases were made pursuant to our Omnibus Incentive Plan, under which participants may satisfy tax withholding obligations incurred upon the vesting of restricted stock by requesting that we withhold shares with a value equal to the amount of the withholding obligation.

(2)   In August 2022, we announced that our Board approved a new $250.0 million share repurchase program (the "Share Repurchase Program"). Under the Share Repurchase Program, during the year ended December 31, 2022, we repurchased 3,774,659 shares for an aggregate total of approximately $193.6 million. During the year ended December 31, 2023, we repurchased 313,750 shares for an aggregate total of approximately $17.9 million, leaving approximately $38.5 million available as of December 31, 2023.

Under the Share Repurchase Program, we are authorized to repurchase shares through open market purchases, privately-negotiated transactions or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. All of the common stock is held as treasury shares as of December 31, 2023. The number of shares to be purchased and the timing of purchases will be based on our trading windows and available liquidity, general business and market conditions and other factors, including legal requirements and alternative opportunities. See Note 18–Stockholders' Deficit in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Item 6.   [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

References to our "theme parks" or "parks" in the discussion that follows includes all of our owned separately gated parks. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the "Risk Factors" section of this Annual Report on Form 10-K. Actual results may differ materially from those contained in any forward-looking statements. You should carefully read "Special Note Regarding Forward-Looking Statements" and "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

Introduction

The following discussion and analysis is intended to facilitate an understanding of our business and results of operations and should be read in conjunction with our historical consolidated financial statements and the notes thereto in the "*Financial Statements and Supplementary Data*" section included elsewhere in this Annual Report on Form 10-K. The discussion which follows consists of the following sections:

- *Business Overview:* Provides an overview of the business.

- *Recent Developments:* Provides a discussion concerning recent developments which have impacted the business.

- *Principal Factors and Trends Affecting our Results of Operations:* Provides a discussion concerning the principal factors and trends affecting our results of operations, including a discussion relating to revenue, attendance, costs and expenses and seasonality.

- *Results of Operations:* Provides a discussion of our operating results and applicable year-to-year comparisons.

- *Liquidity, Capital Resources and Indebtedness:* Provides a discussion of our cash flows, sources and uses of cash, commitments, capital resources and indebtedness as of December 31, 2023.

- *Critical Accounting Policies and Estimates:* Provides a discussion of our critical accounting policies which require the exercise of judgment and the use of estimates.

Management's discussion and analysis relating to the fiscal year ended December 31, 2022 and the applicable year-to-year comparisons to the fiscal year ended December 31, 2021 are not included in this Annual Report on Form 10-K but can be found in "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which specific discussion is incorporated herein by reference.

Business Overview

We are a leading theme park and entertainment company providing experiences that matter and inspiring guests to protect animals and the wild wonders of our world. We own or license a portfolio of recognized brands, including SeaWorld, Busch Gardens, Aquatica, Discovery Cove and Sesame Place. Over our more than 60-year history, we have developed a diversified portfolio of 13 differentiated theme parks that are grouped in key markets across the United States and in the United Arab Emirates. Many of our theme parks showcase our one-of-a-kind zoological collection and feature a diverse array of both thrill and family-friendly rides, educational presentations, shows and/or other attractions with broad demographic appeal which deliver memorable experiences and a strong value proposition for our guests.

Recent Developments

See the discussion under "*Recent Developments*" in the "*Business*" section included elsewhere in this Annual Report on Form 10-K, which includes discussions relating to the current operating environment, debt repricing transaction and corporate name change.

Regulatory Developments

See the discussion of relevant regulatory developments under "*Recent Regulatory Developments*" in the "*Business*" section included elsewhere in this Annual Report on Form 10-K. For a discussion of certain risks associated with federal and state regulations governing the treatment of animals, see the "*Risk Factors*" section included elsewhere in this Annual Report on Form 10-K, including "*Risks Related to Our Business and Our Industry—We are subject to complex federal and state regulations governing the treatment of animals, which can change, and to claims and lawsuits by activist groups before government regulators and in the courts.*"

Principal Factors and Trends Affecting Our Results of Operations

Revenues

Our revenues are driven primarily by attendance in our theme parks and the level of per capita spending for admission and per capita spending for food and beverage, merchandise and other in-park products. We define attendance as the number of guest visits. Attendance drives admissions revenue as well as total in-park spending. Admissions revenue primarily consists of single-day tickets, annual passes (which generally expire after a 12-month term), season passes (including our fun card products and, collectively with annual passes, referred to as "passes" or "season passes") or other multi-day or multi-park admission products. Revenue from these admissions products are generally recognized based on attendance. Certain pass products are purchased through monthly installment arrangements which allow guests to pay over the product's initial commitment period. Once the initial commitment period is reached, some of these products transition to a month-to-month basis providing these guests access to specific parks on a monthly basis with related revenue recognized monthly, while others can renew for a full commitment period.

Total revenue per capita, defined as total revenue divided by total attendance, consists of admission per capita and in-park per capita spending:

- *Admission Per Capita.* We calculate admission per capita as total admissions revenue divided by total attendance. Admission per capita is primarily driven by ticket pricing, the admissions product mix (including the impact of pass visitation rates), and the park attendance mix, among other factors. The admissions product mix, also referred to as the attendance or visitation mix, is defined as the mix of attendance by ticket category such as single day, multi-day, annual/season passes or complimentary tickets/passes and can be impacted by the mix of guests as domestic and international guests generally purchase higher admission per capita ticket products than local guests. A higher mix of attendance from complimentary tickets/passes will lower admissions per capita. Pass visitation rates are the number of visits per pass. A higher number of visits per pass, including complimentary passes, would yield a lower admissions per capita as the revenue is recognized over more visits. The park attendance mix is defined as the mix of theme parks visited and can impact admission per capita based on the theme park's respective pricing which, on average, is lower for our water parks compared to our other theme parks.

- *In-Park Per Capita Spending.* We calculate in-park per capita spending as total food, merchandise and other revenue divided by total attendance. Food, merchandise and other revenue primarily consists of food and beverage, merchandise, retail, parking, other in-park products and service fees, and other miscellaneous revenue, including online transaction fees and revenue from our international agreements, not necessarily generated in our parks, which is not significant in the periods presented. In-park per capita spending is primarily driven by pricing, product offerings, the mix of guests (as domestic and international guests typically generate higher in-park per capita spending than local guests or pass holders), guest penetration levels (percentage of guests purchasing) and the mix of in-park spending, among other factors.

Total revenue per capita, admissions per capita and in-park per capita spending are key performance metrics that we use to assess the operating performance of our parks on a per attendee basis and to make strategic operating decisions. We believe the presentation of these performance metrics is useful and relevant for investors as it provides investors the ability to review operating performance in the same manner as our management and provides investors with a consistent methodology to analyze revenue between periods on a per attendee basis. In addition, investors, lenders, financial analysts and rating agencies have historically used similar per-capita related performance metrics to evaluate companies in the industry.

See further discussion in the "*Results of Operations*" section which follows and in Note 2–Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. For other factors affecting our revenues, see the "*Risk Factors*" section of this Annual Report on Form 10-K.

Attendance

The level of attendance in our theme parks is generally a function of many factors, including affordability, the opening of new attractions and shows, competitive offerings, weather, marketing and sales efforts, awareness and type of ticket and park offerings, travel patterns of both our domestic and international guests, fluctuations in foreign exchange rates and global and regional economic conditions, consumer confidence, the external perceptions of our brands and reputation, industry best practices and perceptions as to safety. The external perceptions of our brands and reputation have at times impacted relationships with some of our business partners, including certain ticket resellers that have terminated relationships with us and other zoological-themed attractions. As a result of the COVID-19 pandemic and the related impacts, travel from international and/or domestic markets were impacted in 2021, 2022 and parts of 2023. We continuously monitor factors impacting our attendance, making strategic operations, marketing and sales adjustments as necessary.

See discussion on seasonality of our attendance in the "*Seasonality*" section which follows.

Costs and Expenses

Historically, the principal costs of our operations are employee wages and benefits, driven partly by staffing levels, advertising, maintenance, animal care, utilities, property taxes and insurance. Factors that affect our costs and expenses include fixed operating costs, competitive wage pressures including minimum wage legislation, commodity prices, costs for construction, repairs and maintenance, park operating hours, new parks and/or incremental operating days, new and/or enhanced events, attendance levels, supply chain issues, and inflationary pressures, among other factors. The mix of products sold compared to the prior year period can also impact our costs as retail products generally have a higher cost of sales component than our food and beverage or other in-park offerings.

We have a dedicated team of employees and consultants focused on reducing costs and improving operating margins and streamlining our labor structure to better align with our strategic business objectives. We have spent significant time reviewing our operations and have identified meaningful cost savings opportunities, including technology initiatives, which we believe will further strengthen our business and, in some instances, improve guest experiences.

For other factors affecting our costs and expenses, see "*Current Operating Environment*" in the *"Business"* section and the "*Risk Factors*" section included elsewhere in this Annual Report on Form 10-K.

We make annual investments to support and improve our existing theme park facilities and attractions. Maintaining and improving our theme parks, as well as opening new attractions, is critical to remain competitive, grow revenue, and increase our guests' length of stay. For further discussion of our new and planned attractions, see "*Capital Improvements*" in the *"Business"* section included elsewhere in this Annual Report on Form 10-K.

Seasonality

The theme park industry is seasonal in nature. Historically, we generate the highest revenues in the second and third quarters of each year, in part because four of our theme parks were historically only open for a portion of the year. As a result, approximately two-thirds of our attendance and revenues were historically generated in the second and third quarters of the year and we generally incurred a net loss in the first quarter. The percent mix of revenues by quarter is relatively constant each year, but revenues can shift between the first and second quarters due to the timing of Easter and spring break holidays and between the first and fourth quarters due to the timing of holiday breaks around Christmas and New Year. Even for our eight theme parks which have historically been open year-round, attendance patterns have significant seasonality, driven by holidays, school vacations and weather conditions. Changes in school calendars that impact traditional school vacation breaks and/or start dates could also impact attendance patterns.

Any changes to the operating schedule of a park such as increasing operating days for our historically seasonal parks, could change the impact of seasonality in the future. In the year ended December 31, 2022, we opened our Sesame Place San Diego park which has been, and is expected to continue to be, open more operating days than the Aquatica San Diego park it replaced, particularly in the first and fourth quarters of the year. Additionally, during the year ended December 31, 2021, we began year-round operations at our SeaWorld park in Texas and began to strategically add additional operating days at both our Busch Gardens park in Virginia and our Sesame Place park in Pennsylvania. Incremental operating days generally are expected to drive incremental attendance and revenue.

Results of Operations

The following discussion provides an analysis of our operating results for the years ended December 31, 2023 and 2022.

Comparison of the Years Ended December 31, 2023 and 2022

The following data should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The following table presents key operating and financial information for the years ended December 31, 2023 and 2022:

Selected Statements of Comprehensive Net Income Data:	For the Year Ended December 31,		Variance	
	2023	2022	#	%
	(In thousands, except per capita data and %)			
Net revenues:				
Admissions	$ 954,083	$ 965,232	$ (11,149)	(1.2%)
Food, merchandise and other	772,504	766,005	6,499	0.8%
Total revenues	1,726,587	1,731,237	(4,650)	(0.3%)
Costs and expenses:				
Cost of food, merchandise and other revenues	131,697	135,217	(3,520)	(2.6%)
Operating expenses (exclusive of depreciation and amortization shown separately below)	758,874	735,687	23,187	3.2%
Selling, general and administrative expenses	221,237	200,074	21,163	10.6%
Severance and other separation costs	816	108	708	NM
Depreciation and amortization	154,208	152,620	1,588	1.0%
Total costs and expenses	1,266,832	1,223,706	43,126	3.5%
Operating income	459,755	507,531	(47,776)	(9.4%)
Other income, net	(18)	(43)	25	(58.1%)
Interest expense	146,666	117,501	29,165	24.8%
Income before income taxes	313,107	390,073	(76,966)	(19.7%)
Provision for income taxes	78,911	98,883	(19,972)	(20.2%)
Net income	$ 234,196	$ 291,190	$ (56,994)	(19.6%)
Other data:				
Attendance	21,606	21,939	(333)	(1.5%)
Total revenue per capita	$ 79.91	$ 78.91	$ 1.00	1.3%
Admission per capita	$ 44.16	$ 44.00	$ 0.16	0.4%
In-park per capita spending	$ 35.75	$ 34.91	$ 0.84	2.4%

NM-Not meaningful

Admissions revenue. Admissions revenue for the year ended December 31, 2023 decreased $11.1 million, or 1.2%, to $954.1 million as compared to $965.2 million for the year ended December 31, 2022. The decline was a result of a decrease in attendance of 0.3 million guests, or 1.5%, partially offset by an increase in admission per capita. The decrease in attendance was primarily due to significantly adverse weather, including some combination of unusual heat, cold and/or rain, across most of our markets, including during peak visitation periods. Admission per capita increased by 0.4% to $44.16 in 2023 compared to $44.00 in 2022. Admission per capita increased primarily due to the realization of higher prices in our admission products resulting from our strategic pricing efforts and the impact of the park attendance mix, which was partially offset by the impact of the admissions product mix when compared to 2022.

Food, merchandise and other revenue. Food, merchandise and other revenue for the year ended December 31, 2023 increased $6.5 million, or 0.8% to $772.5 million as compared to $766.0 million for the year ended December 31, 2022. The increase results from improved in-park per capita spending, partially offset by the decrease in attendance discussed above. In-park per capita spending increased by 2.4%, to $35.75 in 2023 from $34.91 in 2022. In park per capita spending improved primarily due to pricing initiatives and an increase in revenue related to our international agreements when compared to 2022, partially offset by factors including weather, the admissions product mix, closures and disruption related to construction delays at certain in park locations. See Note 4– Revenues in our notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further information on our international agreements.

Costs of food, merchandise and other revenues. Costs of food, merchandise and other revenues for the year ended December 31, 2023 decreased $3.5 million, or 2.6%, to $131.7 million as compared to $135.2 million for the year ended December 31, 2022. The decrease is primarily due to a decrease in related revenue along with decreased freight costs and the impact of implemented structural cost savings initiatives.

Operating expenses. Operating expenses for the year ended December 31, 2023 increased by $23.2 million, or 3.2% to $758.9 million as compared to $735.7 million for the year ended December 31, 2022. The increase in operating expenses is primarily due to an increase in non-cash asset write-offs and self-insurance reserve adjustments, and an increase in costs associated with our international services agreements, partially offset by the impact of implemented structural cost savings initiatives when compared to 2022. See Note 4–Revenues in our notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further information on our international services agreements.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2023 increased by $21.2 million, or 10.6% to $221.2 million as compared to $200.1 million for the year ended December 31, 2022. The increase in selling, general and administrative expenses is primarily due to an increase in third-party consulting costs and legal fees, including nonrecurring costs primarily related to strategic initiatives, and an increase in labor-related costs, partially offset by the impact of implemented cost savings and efficiency initiatives when compared to 2022.

Depreciation and amortization. Depreciation and amortization expense for the year ended December 31, 2023 increased by $1.6 million, or 1.0% to $154.2 million as compared to $152.6 million for the year ended December 31, 2022. The increase primarily relates to new asset additions partially offset by the impact of asset retirements and fully depreciated assets.

Interest expense. Interest expense for the year ended December 31, 2023 increased $29.2 million, or 24.8% to $146.7 million as compared to $117.5 million for the year ended December 31, 2022. The increase primarily relates to increased interest rates on variable rate debt.

Provision for income taxes. Provision for income taxes was $78.9 million compared to $98.9 million in the years ended December 31, 2023 and 2022, respectively. Our consolidated effective tax rate was 25.2% for 2023 compared to 25.3% for 2022. The effective tax rates in the years ended December 31, 2023 and 2022 were primarily impacted by state income taxes and other compensation related items, partially offset by tax credits and a tax benefit related to equity-based compensation which vested during the period. See Note 12–Income Taxes in our notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Liquidity and Capital Resources

Overview

Generally, our principal sources of liquidity are cash generated from operations, funds from borrowings and existing cash on hand. Our principal uses of cash typically include the funding of working capital obligations, debt service, investments in theme parks (including capital projects), share repurchases and/or other return of capital to stockholders, when permitted. As of December 31, 2023, we had a working capital ratio (defined as current assets divided by current liabilities) of 0.9. We typically have operated with a working capital ratio of near 1.0 due to significant deferred revenue balance from revenues paid in advance for our theme park admissions products and high turnover of in-park products that result in limited inventory balances. Our cash flow from operations, along with our revolving credit facilities, have historically allowed us to meet our liquidity needs.

As market conditions warrant and subject to our contractual restrictions and liquidity position, we or our affiliates may from time to time purchase our outstanding equity and/or debt securities, including our outstanding bank loans in privately negotiated or open market transactions, by tender offer or otherwise. Any such purchases may be funded by incurring new debt, including additional borrowings under our Senior Secured Credit Facilities. Any new debt may also be secured debt. We may also use available cash on our balance sheet. The amounts involved in any such transactions, individually or in the aggregate, may be material. Further, since some of our debt may trade at a discount to the face amount among current or future syndicate members, any such purchases may result in our acquiring and retiring a substantial amount of any particular series, with the attendant reduction in the trading liquidity of any such series. Depending on conditions in the credit and capital markets and other factors, we will, from time to time, consider other financing transactions, the proceeds of which could be used to refinance our indebtedness or for other purposes.

Share Repurchases

See Note 18–Stockholders' Deficit in our notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further information on the Company's share repurchase programs.

Other

We believe that existing cash and cash equivalents, cash flow from operations and available borrowings under our revolving credit facility will be adequate to meet the capital expenditures, debt service obligations, and working capital requirements of our operations for at least the next 12 months.

The following table presents a summary of our cash flows provided by (used in) operating, investing and financing activities for the periods indicated:

	For the Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Net cash provided by operating activities	$ 504,916	$ 564,588	$ 503,012
Net cash used in investing activities	(305,607)	(200,705)	(128,854)
Net cash used in financing activities	(34,707)	(726,049)	(364,897)
Net increase (decrease) in cash and cash equivalents, including restricted cash	$ 164,602	$ (362,166)	$ 9,261

Cash Flows from Operating Activities

Net cash provided by operating activities was $504.9 million during the year ended December 31, 2023 as compared to $564.6 million during the year ended December 31, 2022. The change in net cash provided by operating activities was primarily impacted by an increase in interest expense and a decline in operating performance.

Net cash provided by operating activities was $564.6 million during the year ended December 31, 2022 as compared to $503.0 million during the year ended December 31, 2021. Net cash provided by operating activities was primarily impacted by improved operating performance, including increased sales of admission and other products.

Cash Flows from Investing Activities

Investing activities consist principally of capital investments we make in our theme parks for future attractions and infrastructure. Net cash used in investing activities during the year ended December 31, 2023 consisted primarily of capital expenditures of $304.8 million largely related to future attractions (see further breakdown of capital expenditures in the table below). Net cash used in investing activities during the years ended December 31, 2022 and 2021 consisted of capital expenditures of $200.7 million and $128.9 million, respectively.

The following table presents detail of our capital expenditures for the periods indicated. Certain amounts relating to prior period results were reclassified to conform to current period presentation. These reclassifications have not changed the results of operations of the prior period.

	For the Year Ended December 31,		
	2023	2022	2021
Capital Expenditures:	(Unaudited, in thousands)		
Core[a]	$ 181,850	$ 131,940	$ 68,065
Expansion/ROI projects[b]	122,986	68,765	60,789
Capital expenditures, total	$ 304,836	$ 200,705	$ 128,854

(a) Reflects capital expenditures for park rides, attractions and maintenance activities.
(b) Reflects capital expenditures for park expansion, new properties, or other revenue and/or expense return on investment ("ROI") projects.

The amount of our capital expenditures may be affected by general economic and financial conditions, among other things, including restrictions imposed by our borrowing arrangements. We generally expect to fund our capital expenditures through our operating cash flow. Due to the COVID-19 pandemic, which materially impacted our operating cash flow in 2020, we took proactive measures starting in March 2020 relating to our capital expenditures including delaying the opening of certain new rides to 2022 which were originally scheduled to open in 2020.

Cash Flows from Financing Activities

Net cash used in financing activities during the year ended December 31, 2023 results primarily from share repurchases of $17.9 million, repayments of $12.0 million on our long-term debt, and payment of tax withholdings on equity-based compensation through shares withheld of $6.9 million.

Net cash used in financing activities during the year ended December 31, 2022 results primarily from $693.6 million used to repurchase shares and the payment of tax withholdings on equity-based compensation through shares withheld of $22.5 million.

Net cash used in financing activities during the year ended December 31, 2021 results primarily from $215.7 million used to repurchase shares, net debt repayments of $133.8 million, which includes the Refinancing Transactions and payments on the Second-Priority Senior Secured Notes, and the payment of tax withholdings on equity-based compensation through shares withheld of $14.5 million. The Refinancing Transactions primarily consisted of $1,934.6 million in repayments of our then outstanding Term B-5 Loans and Second-Priority Senior Secured Notes, approximately $34.3 million related to a premium paid for redemption of our Second-Priority Senior Secured Notes, and approximately $23.3 million in debt issuance costs partially offset by net proceeds from our Term B Loans and the Senior Notes of $1,922.2 million.

See Note 11–Long-Term Debt and Note 18–Stockholders' Deficit to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Our Indebtedness

We are a holding company and conduct our operations through our subsidiaries, which have incurred or guaranteed indebtedness as described below. As of December 31, 2023, our indebtedness consisted of senior secured credit facilities, 8.75% first-priority senior secured notes (the "First-Priority Senior Secured Notes") and 5.25% senior notes due 2029 (the "Senior Notes").

See discussion which follows and Note 11–Long-Term Debt to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details related to our indebtedness and related debt transactions.

Senior Secured Credit Facilities

SEA is the borrower under the senior secured credit facilities, as amended and restated pursuant to a credit agreement (the "Amended and Restated Credit Agreement") dated August 25, 2021 (the "Senior Secured Credit Facilities").

As of December 31, 2023, our Senior Secured Credit Facilities consisted of $1.173 billion in Term B Loans, which will mature in August 2028, along with a $390.0 million Revolving Credit Facility, which had no amounts outstanding as of December 31, 2023 and will mature in August 2026. As of December 31, 2023, SEA had approximately $18.4 million of outstanding letters of credit, leaving approximately $371.6 million available for borrowing under the Revolving Credit Facility.

Senior Notes and First-Priority Senior Secured Notes

As of December 31, 2023, SEA had outstanding $725.0 million in aggregate principal amount of Senior Notes due on August 15, 2029 and $227.5 million in aggregate principal amount of First-Priority Senior Secured Notes, due on May 1, 2025.

Covenant Compliance

As of December 31, 2023, we were in compliance with all covenants in the credit agreement governing the Senior Secured Credit Facilities and the indentures governing our Senior Notes and First-Priority Senior Secured Notes. See Note 11–Long-Term Debt to our consolidated financial statements for further details relating to our restrictive covenants.

Adjusted EBITDA

We define Adjusted EBITDA as net income plus (i) income tax provision (benefit), (ii) loss on extinguishment of debt, (iii) interest expense, consent fees and similar financing costs, (iv) depreciation and amortization, (v) equity-based compensation expense, (vi) certain non-cash charges/credits including those related to asset disposals and self-insurance reserve adjustments, (vii) certain business optimization, development and strategic initiative costs, (viii) merger, acquisition, integration and certain investment costs, and (ix) other nonrecurring costs including incremental costs associated with the COVID-19 pandemic or similar unusual events.

Under the credit agreement governing the Senior Secured Credit Facilities and the indentures governing our Senior Notes and First-Priority Senior Secured Notes (collectively, the "Debt Agreements"), our ability to engage in activities such as incurring additional indebtedness, making investments, refinancing certain indebtedness, paying dividends and entering into certain merger transactions is governed, in part, by our ability to satisfy tests based on Covenant Adjusted EBITDA as defined in the Debt Agreements ("Covenant Adjusted EBITDA").

Covenant Adjusted EBITDA is defined as Adjusted EBITDA plus certain other items as defined in the Debt Agreements, including estimated cost savings among other adjustments. Cost savings represent annualized estimated savings expected to be realized over the following 24 month period related to certain specified actions including restructurings and cost savings initiatives, net of actual benefits realized during the last twelve months. Other adjustments include (i) recruiting and retention costs, (ii) public company compliance costs, (iii) litigation and arbitration costs, and (iv) other costs and adjustments as permitted by the Debt Agreements.

We believe that the presentation of Adjusted EBITDA is appropriate as it eliminates the effect of certain non-cash and other items not necessarily indicative of a company's underlying operating performance. We use Adjusted EBITDA in connection with certain components of our executive compensation program. In addition, investors, lenders, financial analysts and rating agencies have historically used EBITDA related measures in our industry, along with other measures, to estimate the value of a company, to make informed investment decisions and to evaluate companies in the industry. In addition, we believe the presentation of Covenant Adjusted EBITDA for the last twelve months is appropriate as it provides additional information to investors about the calculation of, and compliance with, certain financial covenants in the Debt Agreements. See Note 11–Long-Term Debt to our consolidated financial statements for further details relating to our restrictive covenants.

Adjusted EBITDA and Covenant Adjusted EBITDA are not recognized terms under U.S. generally accepted accounting principles ("GAAP"), should not be considered in isolation or as a substitute for a measure of our financial performance prepared in accordance with GAAP and are not indicative of income or loss from operations as determined under GAAP. Adjusted EBITDA, Covenant Adjusted EBITDA and other non-GAAP financial measures have limitations which should be considered before using these measures to evaluate our financial performance. Adjusted EBITDA and Covenant Adjusted EBITDA as presented by us, may not be comparable to similarly titled measures of other companies due to varying methods of calculation.

The following table reconciles Adjusted EBITDA and Covenant Adjusted EBITDA to net income for the periods indicated:

	For the Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Net income	$ 234,196	$ 291,190	$ 256,513
Provision for (benefit from) income taxes	78,911	98,883	(164)
Loss on early extinguishment of debt and write-off of discounts and debt issuance costs [a]	—	—	58,827
Interest expense	146,666	117,501	116,642
Depreciation and amortization	154,208	152,620	148,660
Equity-based compensation expense [b]	17,961	19,757	41,018
Loss on impairment or disposal of assets and certain non-cash expenses [c]	31,636	14,218	7,099
Business optimization, development and strategic initiative costs [d]	33,903	19,846	8,759
Certain investment costs and other taxes	1,711	1,128	830
COVID-19 related incremental costs [e]	9,076	6,689	22,562
Other adjusting items [f]	5,223	6,413	1,302
Adjusted EBITDA [g]	713,491	728,245	662,048
Items added back to Covenant Adjusted EBITDA as defined in the Debt Agreements:			
Estimated cost savings [h]	23,100	1,600	7,100
Other adjustments as defined in the Debt Agreements [i]	7,350	10,877	19,990
Covenant Adjusted EBITDA [j]	$ 743,941	$ 740,722	$ 689,138

(a) Reflects a loss on early extinguishment of debt and write-off of discounts and debt issuance costs associated with the Refinancing Transactions in 2021. See Note 11–Long-Term Debt to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

(b) Reflects non-cash equity compensation expenses and related payroll taxes associated with the grants of equity-based compensation. For the year ended December 31, 2021, includes equity compensation expense related to certain performance vesting restricted awards which were previously not considered probable of vesting. See Note 17-Equity Based Compensation to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

(c) Reflects primarily non-cash expenses related to asset write-offs and costs related to certain rides and equipment which were removed from service. See Note 8–Property and Equipment, Net, to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details. For the years ended December 31, 2023 and 2022 also includes approximately $11.8 million and $6.5 million, respectively, related to non-cash self-insurance reserve adjustments.

(d) For the year ended December 31, 2023, reflects business optimization, development and other strategic initiative costs primarily related to: (i) $16.9 million of third-party consulting costs and (ii) $15.3 million of other business optimization costs and strategic initiative costs.

For the year ended December 31, 2022, reflects business optimization, development and other strategic initiative costs primarily related to: (i) $9.9 million of third-party consulting costs and (ii) $8.8 million of other business optimization costs and strategic initiative costs.

For the year ended December 31, 2021, reflects business optimization, development and other strategic initiative costs primarily related to: (i) $4.2 million of third-party consulting costs; (ii) $3.1 million of other business optimization costs and strategic initiative costs and (iii) $1.5 million of severance and other separation costs associated with positions eliminated.

(e)   For the year ended December 31, 2023, primarily reflects costs associated with nonrecurring contractual liabilities and respective assessments, and certain legal matters related to the previously disclosed temporary COVID-19 park closures.

For the year ended December 31, 2022, primarily reflects costs associated with certain legal matters related to the temporary COVID-19 park closures.

For the year ended December 31, 2021, includes approximately $11.9 million of nonrecurring contractual liabilities and legal costs impacted by the temporary COVID-19 park closures and approximately $9.0 million of incremental temporary labor-related costs incurred to prepare and staff the parks and other incremental, nonrecurring, temporary incentives paid to attract employees to return to or remain in the workforce during the COVID-19 related environment.

(f)   Reflects the impact of expenses, net of insurance recoveries and adjustments, incurred primarily related to certain matters, which we are permitted to exclude under the credit agreement governing our Senior Secured Credit Facilities due to the unusual nature of the items. For the year ended December 31, 2022, includes approximately $3.6 million related to a legal settlement.

See Note 14–Commitments and Contingencies in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

(g)   Adjusted EBITDA is defined as net income before income tax expense, interest expense, depreciation and amortization, as further adjusted to exclude certain non-cash, and other items as described above.

(h)   Our Debt Agreements permit the calculation of certain covenants to be based on Covenant Adjusted EBITDA, as defined above, for the last twelve-month period further adjusted for net annualized estimated savings we expect to realize over the following 24-month period related to certain specified actions, including restructurings and cost savings initiatives. These estimated savings are calculated net of the amount of actual benefits realized during such period. These estimated savings are a non-GAAP Adjusted EBITDA add-back item only as defined in the Debt Agreements and does not impact our reported GAAP net income.

(i)   The Debt Agreements permit our calculation of certain covenants to be based on Covenant Adjusted EBITDA as defined above, for the last twelve-month period further adjusted for certain costs as permitted by the Debt Agreements including recruiting and retention expenses, public company compliance costs and litigation and arbitration costs, if any.

(j)   Covenant Adjusted EBITDA is defined in the Debt Agreements as Adjusted EBITDA for the last twelve-month period further adjusted for net annualized estimated savings among other adjustments as described in footnotes (h) and (i) above.

Contractual Obligations

We had no off-balance sheet arrangements as of December 31, 2023. The following table summarizes our principal contractual obligations as of December 31, 2023:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(In thousands)		
Long-term debt (including current portion)[a]	$ 2,125,500	$ 12,000	$ 251,500	$ 1,137,000	$ 725,000
Interest on long-term debt[b]	684,190	155,180	275,110	228,525	25,375
Operating and finance leases[c]	280,353	27,804	25,656	21,651	205,242
Purchase obligations, license commitments and other[d]	262,252	173,032	84,053	2,067	3,100
Total contractual obligations	$ 3,352,295	$ 368,016	$ 636,319	$ 1,389,243	$ 958,717

(a)   Represents principal payments. See Note 11–Long-Term Debt to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

(b)   Includes amounts attributable to the Senior Secured Credit Facilities, Senior Notes and First-Priority Senior Notes calculated as of December 31, 2023 using certain assumptions. See Note 11–Long-Term Debt to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

(c)   Represents commitments under long-term operating and finance leases requiring annual minimum lease payments, primarily consisting of the lease for the land of our SeaWorld theme park in San Diego, California. Included in the less than 1 year column is approximately $13.8 million in deferred rent payments and certain fees related to the land lease, which is accrued as of December 31, 2023. See Note 13–Leases to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

(d)   We have minimum purchase commitments with various vendors through 2031. Outstanding minimum purchase commitments consist primarily of capital expenditures related to future attractions, infrastructure enhancements for existing facilities and information technology products and services. Amounts have been calculated using early termination fees or non-cancelable minimum contractual obligations by period, as applicable, under contracts that were in effect as of December 31, 2023. In addition, in connection with the Sesame License Agreement we have made certain commitments, as a result, obligations related to this agreement are included in the table above. For further details, refer to Note 14–Commitments and Contingencies in our notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In the ordinary course of business, we execute contracts involving customary events of default in the case of certain events such as bankruptcy or insolvency involving the Company, material breach in contract terms, and indemnifications specific to a transaction such as the sale of a business. We regularly evaluate the probability of having to incur costs associated with these obligations and have accrued for expected losses that are probable and estimable, if any.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, revenues and expenses, and disclosure of contingencies during the reporting period. Significant estimates and assumptions include the valuation and useful lives of long-lived assets, the accounting for income taxes, the accounting for self-insurance and revenue recognition. Actual results could differ from those estimates.

We believe that the following discussion addresses our critical accounting policies which require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. For more discussion of these and other significant accounting policies, refer to Note 2–Summary of Significant Accounting Policies in our notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Impairment of Long-Lived Assets

All long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that would indicate that the carrying value of the assets may not be recoverable. Assets are grouped and tested at the lowest level for which identifiable, independent cash flows are available. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based upon the difference between the estimated fair value and the carrying amounts of the assets. Fair value is generally determined based upon a discounted cash flow analysis. If significant, certain impairment indicators may trigger an impairment review.

Accounting for Income Taxes

We are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation periods for property and equipment and deferred revenue, for tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that deferred tax assets (primarily net operating loss and charitable contribution carryforwards) will be recovered from future taxable income. To the extent that we believe that recovery is not more likely than not, a valuation allowance against those amounts is recorded. To the extent that we record a valuation allowance or a change in the valuation allowance during a period, we recognize these amounts as income tax expense or benefit in the consolidated statements of operations. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), contains rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock over a rolling three-year period, to utilize its net operating loss carryforwards in years after the ownership change. These rules generally operate by focusing on ownership shifts among stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from shares of stock sold by these same stockholders.

We utilize a two-step approach to recognize and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not the position will be sustained on audit, including resolutions of related appeals or litigation process. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating our tax positions and estimating our tax benefits. There is no uncertain tax benefit recorded for the periods ending December 31, 2023, 2022, and 2021, and no interest or penalties have been accrued. Within twelve months, we do not expect to record any uncertain tax benefit.

Significant management judgment is required in determining our provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. Management has analyzed all available evidence, both positive and negative, using a more likely than not standard in assessing the need for a valuation allowance against its deferred income tax assets. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecast of future profitability, the duration of the statutory carryback and carryforward periods and tax planning alternatives. Forecasted financial performance is not used as evidence until such time as we have cumulative pretax income for a rolling 36-month period. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates we use to manage the underlying business.

Through December 31, 2020, approximately $65.6 million of valuation allowances were established for some of our deferred tax assets, which, based on our analysis at the time, we believed did not meet the "more likely than not" criteria and would expire before being realized in future periods. Based on our assessment of the realizability of our deferred tax assets during the year ended December 31, 2021, which included a review of current and forecasted financial performance as we were in a cumulative pretax income position, we believed that some of these deferred tax assets met the "more likely than not" criteria and would be realized in future periods before they expire. As a result, we reversed our valuation allowances by approximately $60.8 million during the year ended December 31, 2021.

As of December 31, 2021, we had a valuation allowance of approximately $4.8 million, net of federal tax benefit, on our deferred tax assets relating to state net operating losses, which we believed did not meet the "more likely than not" criteria and would expire before being realized in future periods. As of December 31, 2023 and 2022, we have a valuation allowance of approximately $5.0 million and $4.6 million, respectively, net of federal tax benefit, on our deferred tax assets related to state net operating loss carryforwards.

Our valuation allowances, in part, rely on estimates and assumptions related to our future financial performance.

For further details, also refer to Note 12–Income Taxes, in our notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Self-Insurance Reserves

Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. Reserves are established for both identified claims and incurred but not reported ("IBNR") claims. Such amounts are accrued for when claim amounts become probable and estimable. Reserves for identified claims are based upon our own historical claims experience and third-party estimates of settlement costs. Reserves for IBNR claims are based upon our own claims data history, actuarially determined loss development factors and qualitative considerations such as claims management activities. All reserves are periodically reviewed for changes in facts and circumstances and adjustments are made as necessary.

Revenue Recognition

Admissions revenue primarily consists of single-day tickets, annual or season passes or other multi-day or multi-park admission products. For single-day tickets, we recognize revenue at a point in time, upon admission to the park. Annual passes, season passes, or other multi-day or multi-park passes allow guests access to specific parks over a specified time period. For these pass and multi-use products, revenue is deferred and recognized over the terms of the admission product based on estimated redemption rates for similar products and is adjusted periodically. We estimate redemption rates using historical and forecasted attendance trends by park for similar products. Attendance trends factor in seasonality and are adjusted based on actual trends periodically. These estimated redemption rates impact the timing of when revenue is recognized on these products. Actual results could materially differ from these estimates based on actual attendance patterns. Revenue is recognized on a pro-rata basis based on the estimated allocated selling price of the admission product. For pass products purchased on an installment plan that have met their initial commitment period and have transitioned to a month-to-month basis, monthly charges are recognized as revenue as payments are received each month. For certain multi-day admission products, revenue is allocated based on the number of visits included in the pass and recognized ratably based on each admission into the theme park.

Certain admission products may also include bundled products at the time of purchase, such as food and beverage or merchandise items. We conduct an analysis of bundled products to identify separate distinct performance obligations that are material in the context of the contract. For those products that are determined to be distinct performance obligations and material in the context of the contract, we allocate a portion of the transaction price to each distinct performance obligation using each performance obligation's standalone price. If the bundled product is related to a pass product and offered over time, revenue will be recognized over time accordingly.

For further details, also refer to Note 4–Revenues, in our notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Inflation

The impact of inflation has affected, and will continue to affect, our operations significantly. Our costs of food, merchandise and other revenues are influenced by inflation and fluctuations in global commodity prices. In addition, other costs such as costs of fuel, construction, repairs and maintenance, labor, freight, utilities and insurance are all subject to inflationary pressures. For further discussion, see the "*Risk Factors*" section included elsewhere in this Annual Report on Form 10-K.

Interest Rate Risk

We are exposed to market risks from fluctuations in interest rates, and to a lesser extent on currency exchange rates, from time to time, on imported rides and equipment. The objective of our financial risk management is to reduce the potential negative impact of interest rate and foreign currency exchange rate fluctuations to acceptable levels. We do not acquire market risk sensitive instruments for trading purposes.

Prior to 2021, we previously managed interest rate risk through the use of a combination of fixed-rate long-term debt and interest rate swaps that fixed a portion of our variable-rate long-term debt. We have no interest rate swap agreements outstanding as of December 31, 2023. We presently manage interest rate risk primarily by managing the amount, sources and duration of our debt funding. At December 31, 2023, approximately $1.2 billion of our outstanding long-term debt represents variable-rate debt. Assuming an average balance on our revolving credit borrowings of approximately $390.0 million, a hypothetical 100 bps increase in Adjusted Term SOFR would increase our annual interest expense by approximately $15.6 million. Assuming no revolving credit borrowings, a hypothetical 100 bps increase in Adjusted Term SOFR would increase our annual interest expense by approximately $11.7 million.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements and the notes thereto are provided in Part IV, Item 15 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), require public companies, including us, to maintain "disclosure controls and procedures," which are defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required or necessary disclosures.

In designing and evaluating our disclosure controls and procedures, management recognizes that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. The design of any controls and procedures also is based on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Additionally, in designing disclosure controls and procedures, our management was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

Our management, under the supervision and participation of our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation and subject to the foregoing, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, the design and operation of our disclosure controls and procedures were effective to accomplish their objectives at a reasonable assurance level.

Completed Remediation of Prior Years' Material Weakness

As initially disclosed as of September 30, 2021, and reported in our Annual Reports on Form 10-K for the years ended December 31, 2022 and 2021, our management, including our principal executive officer and principal financial officer, concluded there was a material weakness over financial reporting. The material weakness that was identified was a deficiency within the control environment which resulted from a lack of sufficient policies and procedures surrounding the frequency, manner and extent in which Board members engage with management, resulting, in part, from increased Board engagement with management, as disclosed in Part I, Item 1, "Current Operating Environment" included elsewhere in this Annual Report on Form 10-K. The control deficiency did not result in a material misstatement of any of the Company's annual or interim consolidated financial statements. Further, management believes and has concluded that the consolidated financial statements for the prior periods and included in this report fairly present, in all material respects, the Company's financial position, results of operations and cash flows for the periods presented in conformity with U.S. Generally accepted accounting principles.

As previously disclosed, the Company began steps to evaluate and remediate the control environment in early 2022. In particular, management and Board determined that it should establish and/or enhance additional policies and procedures relating to Board engagement and establish a process to evaluate adherence to the policies and procedures. Based upon a recommendation of the Audit Committee, the Board further formed a committee (the "Committee") to execute a remediation plan and engaged independent consultants to advise the Committee and management as it relates to this deficiency. As part of the remediation plan, management and the Board identified and implemented a number of actions including the following:

- Named a lead director whose responsibilities, amongst others, include acting as a liaison and monitoring the frequency, manner and extent of Board and management engagement.
- Enlisted independent expert consultants to advise, evaluate and test identified controls.
- Enhanced evaluation of the control environment, including by updating the frequency and scope of the fraud risk assessment.
- Increased testing of certain transactional and entity level controls including mapping and testing of controls designed to mitigate identified risks.
- Implemented additional regular sessions between senior management and the Board.
- Initiated and conducted training and education for members of the Board and certain members of senior management regarding the internal control framework and corporate policies related to Board and management engagement.

During the fourth quarter of fiscal 2023, we successfully completed the testing necessary to conclude that the material weakness has been remediated. As such, management, including our principal executive officer and principal financial officer have concluded that the plan and actions described above were satisfactorily executed and the related policies, procedures and controls have been implemented, operated effectively and tested satisfactorily for a sufficient period of time to demonstrate that the previously identified material weakness has been remediated as of December 31, 2023. The Company is committed to evaluating and monitoring adherence to the established policies and procedures listed above.

Changes in Internal Control over Financial Reporting

Regulations under the Exchange Act require public companies, including our Company, to evaluate any change in our "internal control over financial reporting" as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. There were no other changes in our internal control over financial reporting identified during the most recent quarter covered by this Annual Report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in our consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on our assessments and those criteria, management, under the supervision and participation of the principal executive officer and principal financial officer, determined that the Company maintained effective internal control over financial reporting as of December 31, 2023.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

During the year ended December 31, 2023, on June 12, 2023, Kyle R. Miller, the Company's Chief Park Operations Officer – Florida Parks entered into a Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K), intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act (a "10b5-1 Plan"). Mr. Miller's 10b5-1 Plan provides for the potential sale of up to 12,000 shares of the Company's common stock over the term of the plan, which runs between July 14, 2023 and July 12, 2024. Potential sales under Mr. Miller's 10b5-1 Plan are subject to a stock price condition, which provides that sales will only occur if the Company's stock price meets a certain minimum price.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be included in our definitive proxy statement to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be included in our definitive proxy statement to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table provides information about our Equity Compensation Plan as of December 31, 2023:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plan approved by security holders	428,514	$ 46.14	6,920,454
Equity compensation plan not approved by security holders	—	—	—
Total	428,514	$ 46.14	6,920,454

The remaining information required by this item will be included in our definitive proxy statement to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in our definitive proxy statement to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be included in our definitive proxy statement to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

PART IV.

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Consolidated Financial Statements

2. Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes herein.

3. Exhibits

See the Exhibit Index beginning on page 61.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of United Parks & Resorts Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on April 24, 2013 (File No. 001-35883))
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of United Parks & Resorts Inc., effective June 15, 2016 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on June 17, 2016 (File No. 001-35883))
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of United Parks & Resorts Inc., effective February 12, 2024 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on February 12, 2024 (File No. 001-35883))
3.4	Amended and Restated Bylaws of United Parks & Resorts Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on February 12, 2024 (File No. 001-35883))
4.1	Description of the Registrant's Securities (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-35883))
4.2	Indenture, dated as of April 30, 2020, among SeaWorld Parks & Entertainment, Inc., SeaWorld Entertainment, Inc., the other guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee and collateral agent. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on April 30, 2020 (File No. 001-35883))
4.3	First Supplemental Indenture, dated as of April 26, 2021, among SeaWorld Parks & Entertainment, Inc., SeaWorld Entertainment, Inc., the other guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee for the 8.750% First-Priority Senior Secured Notes Due 2025 (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 7, 2021 (File No. 001-35883))
4.4	Indenture, dated as of August 25, 2021, by and among SeaWorld Parks & Entertainment, Inc., the guarantors party thereto, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on August 26, 2021 (File No. 001-35883))
10.1	Restatement Agreement, dated as of August 25, 2021, by and among SeaWorld Parks & Entertainment, Inc., SeaWorld Entertainment, Inc., the subsidiary guarantors party thereto, the financial institutions list on the signature pages thereto, J.P. Morgan Chase Bank, N.A., as Administrative Agent, as Collateral Agent, as Issuing Bank and as Swingline Lender. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 26, 2021 (File No. 001-35883))
10.2	Amendment No. 1, dated as of June 12, 2023, to the Amended and Restated Credit Agreement, dated as of August 25, 2021, by and among SeaWorld Parks & Entertainment, Inc., SeaWorld Entertainment, Inc., the subsidiary guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and as Collateral Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2023 (File No. 001-35883))
10.3	Amendment No. 2, dated as January 22, 2024, to the Amended and Restated Credit Agreement, dated as of August 25, 2021, by and among SeaWorld Parks & Entertainment, Inc., SeaWorld Entertainment, Inc., the subsidiary guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and as Collateral Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 22, 2024 (File No. 001-35883))
10.4	Lease Amendment, dated January 9, 1978, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement on Form S-1 filed on December 27, 2012 (File No. 333-185697))
10.5	Lease Amendment, dated March 6, 1979, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form S-1 filed on December 27, 2012 (File No. 333-185697))

Exhibit No.	Description
10.6	Lease Amendment, dated December 12, 1983, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1 filed on December 27, 2012 (File No. 333-185697))
10.7	Lease Amendment, dated June 24, 1985, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement on Form S-1 filed on December 27, 2012 (File No. 333-185697))
10.8	Lease Amendment, dated September 22, 1986, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form S-1 filed on December 27, 2012 (File No. 333-185697))
10.9	Lease Amendment, dated June 29, 1998, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.23 to the Registrant's Registration Statement on Form S-1 filed on December 27, 2012 (File No. 333-185697))
10.10	Lease Amendment, dated July 9, 2002, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.24 to the Registrant's Registration Statement on Form S-1 filed on December 27, 2012 (File No. 333-185697))
10.11	Trademark License Agreement, dated December 1, 2009, by and between Anheuser-Busch Incorporated and Busch Entertainment LLC (incorporated by reference to Exhibit 10.25 to the Registrant's Registration Statement on Form S-1 filed on December 27, 2012 (File No. 333-185697))
10.12†	2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.31 to the Registrant's Registration Statement on Form S-1 filed on February 12, 2013 (File No. 333-185697))
10.13†	Form of Option Grant Notice and Option Agreement (Employees—Time-Based Options) (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (File No. 001-35883))
10.14†	Fourth Amended & Restated Stock Ownership Guidelines, adopted February 22, 2023 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 10. 2023 (File No. 001-35883))
10.15†	Amended and Restated Key Employee Severance Plan, effective March 1, 2017 (incorporated by reference to Exhibit 10.57 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2016 (File No. 001-35883))
10.16†	Incentive Compensation Clawback Policy, effective October 11, 2017(incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (File No. 001-35883))
10.17	License Agreement, dated May 16, 2017, by and between Sesame Workshop and SeaWorld Parks & Entertainment, Inc. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (File No. 001-35883))
10.18†	United Parks & Resorts Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 16, 2017 (File No. 001-35883))
10.19†	Form of Amendment #1 to Restricted Stock Grant and Acknowledgment and Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 14, 2017 (File No. 001-35883))
10.20†	Form of Deferred Stock Unit Grant Notice and Deferred Stock Unit Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (File No. 001-35883))

Exhibit No.	Description
10.21	Cooperation Agreement, dated November 5, 2017, between Hill Path Capital LP and SeaWorld Entertainment, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 7, 2017 (File No. 001-35883))
10.22	Side Letter, dated November 5, 2017, between SeaWorld Entertainment, Inc. and Hill Path Capital LP (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on November 7, 2017 (File No. 001-35883))
10.23†	Form of Option Grant Notice and Option Agreement (Tier 2– Time-Based Options) (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 10-Q filed on May 8, 2019 (File No. 001-35883))
10.24	Amended and Restated Undertaking Agreement, dated May 27, 2019, by and among SeaWorld Entertainment, Inc. and Hill Path Capital LP, Scott I. Ross and James P. Chambers (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on May 28, 2019 (File No. 001-35883))
10.25	Registration Rights Agreement, dated May 27, 2019, between Hill Path Capital LP and certain of its affiliates and SeaWorld Entertainment, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 28, 2019 (File No. 001-35883))
10.26	Stockholders Agreement, dated May 27, 2019, between Hill Path Capital LP and SeaWorld Entertainment, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 28, 2019 (File No. 001-35883))
10.27†	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (2019 Time-Based Restricted Stock Units) (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q-K filed on November 7, 2019 (File No. 001-35883))
10.28	First-Lien Intercreditor Agreement, dated as of April 30, 2020, among SeaWorld Parks & Entertainment, Inc., the other grantors from time to time party thereto, JPMorgan Chase Bank, N.A., as collateral agent for the Credit Agreement Secured Parties (as defined therein), JPMorgan Chase Bank, N.A. as authorized representative for the Credit Agreement Secured Parties, Wilmington Trust, National Association, as collateral agent for the Initial Additional First-Lien Secured Parties (as defined therein), Wilmington Trust, National Association, as authorized representative for the Initial Additional First-Lien Secured Parties and each additional authorized representative from time to time party thereto. (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2020 (File No. 001-35883))
10.29	Security Agreement, dated as of April 30, 2020, among SeaWorld Parks & Entertainment, Inc., SeaWorld Entertainment, Inc., the other grantors from time to time party thereto and Wilmington Trust, National Association, as collateral agent. (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2020 (File No. 001-35883))
10.30	Pledge Agreement, dated as of April 30, 2020, among SeaWorld Entertainment, Inc. and Wilmington Trust, National Association, as collateral agent. (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2020 (File No. 001-35883))
10.31	Copyright Security Agreement, dated as of April 30, 2020, by SeaWorld Parks & Entertainment, Inc., Sea World LLC and SeaWorld Parks & Entertainment LLC, in favor of Wilmington Trust, National Association, as collateral agent. (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2020 (File No. 001-35883))
10.32	Patent Security Agreement, dated as of April 30, 2020, by SeaWorld Parks & Entertainment, Inc., in favor of Wilmington Trust, National Association, as collateral agent. (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2020 (File No. 001-35883))

Exhibit No.	Description
10.33	Trademark Security Agreement, dated as of April 30, 2020, by SeaWorld Parks & Entertainment, Inc., Sea World LLC and SeaWorld Parks & Entertainment LLC, and in favor of Wilmington Trust, National Association, as collateral agent. (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2020 (File No. 001-35883))
10.34†	Form of 2020 Letter Amendment to Performance Stock Unit Award Agreement. (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2020 (File No. 001-35883))
10.35	Intercreditor Agreement, dated as of August 5, 2020, among JPMORGAN CHASE BANK, N.A., as Credit Agreement Agent, WILMINGTON TRUST, NATIONAL ASSOCIATION, as First Priority Notes Collateral Agent, each Other First Priority Lien Obligations Agent from time to time party hereto, each in its capacity as First Lien Agent, WILMINGTON TRUST, NATIONAL ASSOCIATION, solely in its capacity as Trustee and Second Priority Collateral Agent and each collateral agent for any Future Second Lien Indebtedness from time to time party hereto, each in its capacity as Second Priority Agent. incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2020 (File No. 001-35883))
10.36†	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.65 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-35883))
10.37†	Form of Option Grant Notice and Option Agreement (Employees—Time-Based Options) (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 7, 2021 (File No. 001-35883))
10.38†	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (Employees—Time-Based Restricted Stock Units) (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 7, 2021 (File No. 001-35883))
10.39†	Form of Performance Stock Unit Grant Notice and Performance Stock Unit Agreement (Employees—Performance-Based Restricted Stock Units) (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on May 7, 2021 (File No. 001-35883))
10.40†	Amended and Restated Outside Director Compensation Policy, effective January 1, 2023 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2023 (File No. 001-35883))
10.41	Amendment 1 to License Agreement, dated May 16, 2017, by and between Sesame Workshop and SeaWorld Parks & Entertainment, Inc. (Portions of this exhibit have been omitted) (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-35883))
10.42	Amended and Restated Security Agreement dated as of August 25, 2021 among the Grantors identified herein and JPMorgan Chase Bank, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.44 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-35883))
10.43	Amended & Restated Pledge Agreement dated as of August 25, 2021 between SeaWorld Entertainment, Inc. and JPMorgan Chase Bank, N.A. as Collateral Agent (incorporated by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-35883))
10.44	Trademark Security Agreement, dated as of October 29, 2021, by Sea World LLC, a Delaware limited liability company (the "Grantor"), in favor of Wilmington Trust, National Association, in its capacity as collateral agent pursuant to the Indenture (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-35883))
10.45	Trademark Security Agreement, dated as of October 29, 2021, by Sea World LLC, a Delaware limited liability company, and SeaWorld Parks & Entertainment LLC, a Delaware limited liability company (each, a "Grantor" and collectively, the "Grantors"), in favor of JPMorgan Chase Bank, N.A., in its capacity as collateral agent pursuant to the Credit Agreement (incorporated by reference to Exhibit 10.47 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-35883))

Exhibit No.	Description

10.46   Incremental Amendment and Lender Joinder Agreement, dated as of June 9, 2022, by and among Goldman Sachs Lending Partners LLC, as an Incremental Revolving Facility Lender, SeaWorld Parks & Entertainment, Inc., and J.P. Morgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 5, 2022 (File No. 001-35883))

10.47†   Offer Letter of Employment, Agreed and Accepted the 16th day of June, 2022, between SeaWorld Entertainment, Inc. and Michelle Adams (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 5, 2022 (File No. 001-35883))

10.48†   Form of Performance Stock Unit Grant Notice and Restricted Stock Unit Agreement (Senior Leadership Team Executive Employees – Performance-Based Restricted Stock Units (fiscal 2022 awards)) (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 5, 2022 (File No. 001-35883))

10.49†   Offer Letter of Employment, Agreed and Accepted the 1st day of August 1, 2022, between SeaWorld Entertainment, Inc. and Jim Hughes (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2022 (File No. 001-35883))

10.50†   Form of Performance Stock Unit Grant Notice and Restricted Stock Unit Agreement (Employees – Annual Incentive Plan Award) (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2022 (File No. 001-35883))

10.51†   Form of Option Grant Notice and Option Agreement (Employees—Time-Based Matching Options) (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2022 (File No. 001-35883))

10.52†   Offer Letter of Employment, Agreed and Accepted the 25th day of January 2023, between SeaWorld Entertainment, Inc. and Jim Forrester (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 10, 2023 (File No. 001-35883))

10.53†   Form of Performance Stock Unit Grant Notice and Restricted Stock Unit Agreement (Employees – Annual Incentive Plan Award) (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2023 (File No. 001-35883))

10.54†   Form of Option Grant Notice and Option Agreement (2023 Long-Term Incentive Plan Awards) (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2023 (File No. 001-35883))

10.55†   Form of Performance Stock Unit Grant Notice and Restricted Stock Unit Agreement (2023 Long-Term Incentive Plan Awards) (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2023 (File No. 001-35883))

21.1   List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant's Annual Report on Form 10-K filed on February 26, 2016 (File No. 001-35883))

23.1*   Consent of Deloitte & Touche LLP

23.2*   Consent of KPMG LLP

31.1*   Certification of Annual Report by Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

31.2*   Certification of Annual Report by Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002

32.1*   Certification of Chief Executive Officer Pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2*   Certification of Chief Financial Officer Pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Description
97*	Incentive Compensation Clawback Policy, effective November 13, 2023, pursuant to NYSE Rule 303A.14
101*	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K
104*	Inline XBRL for the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set
†	Identifies exhibits that consist of a management contract or compensatory plan or arrangement.
*	Filed herewith.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Parks & Resorts Inc.

Date: February 29, 2024

By: /S/ MARC G. SWANSON

Name: Marc G. Swanson
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Date	Capacity
/S/ MARC G. SWANSON Marc G. Swanson	February 29, 2024	Chief Executive Officer (Principal Executive Officer)
/S/ JAMES W. FORRESTER, JR. James W. Forrester, Jr.	February 29, 2024	Interim Chief Financial Officer (Principal Financial Officer)
/S/ SHEKUFEH SHIRAZI BOYLE Shekufeh Shirazi Boyle	February 29, 2024	Chief Accounting Officer (Principal Accounting Officer)
/S/ RONALD BENSION Ronald Bension	February 29, 2024	Director
/S/ JAMES CHAMBERS James Chambers	February 29, 2024	Director
/S/ WILLIAM GRAY William Gray	February 29, 2024	Director
/S/ TIMOTHY J. HARTNETT Timothy J. Hartnett	February 29, 2024	Director
/S/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	February 29, 2024	Director
/S/ YOSHIKAZU MARUYAMA Yoshikazu Maruyama	February 29, 2024	Director
/S/ THOMAS E. MOLONEY Thomas E. Moloney	February 29, 2024	Director
/S/ NEHA JOGANI NARANG Neha Jogani Narang	February 29, 2024	Director
/S/ SCOTT I. ROSS Scott I. Ross	February 29, 2024	Director
/S/ KIMBERLY K. SCHAEFER Kimberly K. Schaefer	February 29, 2024	Director

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED PARKS & RESORTS INC.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of United Parks & Resorts, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SeaWorld Entertainment, Inc. (now known as "United Parks & Resorts, Inc.") and subsidiaries (the "Company") as of December 31, 2022, the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Tampa, Florida
March 1, 2023
We began serving as the Company's auditor in 2009. In 2023, we became the predecessor auditor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors
United Parks & Resorts Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of United Parks & Resorts Inc. (formerly SeaWorld Entertainment, Inc.) and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the year ended December 31, 2023, and the related notes and financial statement schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Deferred revenue related to annual and season pass products

As discussed in Notes 2 and 4 to the consolidated financial statements, annual and season pass products allow guests access to specific parks over a specified time. For these passes, revenue is deferred and recognized over the terms of the admission product based on estimated redemption rates for similar products and is adjusted periodically throughout the year. The Company estimates redemption rates using historical and forecasted attendance trends by park for similar products. Attendance trends factor in seasonality and are adjusted based on actual trends periodically throughout the year. These estimated redemption rates impact the timing of when revenue is recognized on these products. As of December 31, 2023, the Company had recorded $155.6 million of deferred revenue, a portion of which related to the consideration received for annual and season pass products in excess of redemptions.

We identified the evaluation of deferred revenue related to annual and season pass products as a critical audit matter. Subjective auditor judgment was required to evaluate the estimated redemption rates used to determine deferred revenue related to annual and season pass products due to the complexity and manual nature of the models used to estimate such rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's annual and season pass product deferred revenue process, including controls related to the development of the estimated redemption rates. We identified and evaluated the relevance and reliability of sources of data used by the Company in developing the estimated redemption rates. We tested the mathematical accuracy and consistent application of the deferred revenue model supporting the recorded deferred revenue balance. We performed sensitivity analyses over the estimated redemption rates to assess the impact of changes in those rates on the deferred revenue balance. We developed an independent expectation of the deferred revenue balance based on historical product sales and attendance and compared such expectation to the amount recorded by the Company.

/s/ KPMG LLP

We have served as the Company's auditor since 2023.

Orlando, Florida
February 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors
United Parks & Resorts Inc.:

Opinion on Internal Control over Financial Reporting

We have audited United Parks & Resorts Inc. (formerly SeaWorld Entertainment, Inc.) and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2023, the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the year ended December 31, 2023, and the related notes and financial statement schedule I (collectively, the consolidated financial statements), and our report dated February 29, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG *LLP*

Orlando, Florida
February 29, 2024

UNITED PARKS & RESORTS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 246,922	$ 79,196
Accounts receivable, net	73,845	71,050
Inventories	49,236	55,190
Prepaid expenses and other current assets	20,179	28,260
Total current assets	390,182	233,696
Property and equipment, at cost	3,814,799	3,576,092
Accumulated depreciation	(1,972,861)	(1,869,413)
Property and equipment, net	1,841,938	1,706,679
Goodwill	66,278	66,278
Trade names/trademarks, net	157,771	157,000
Right of use assets-operating leases	127,379	130,479
Deferred tax assets, net	8,019	12,332
Other assets, net	33,479	19,323
Total assets	$ 2,625,046	$ 2,325,787
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable and accrued expenses	$ 160,611	$ 159,947
Current maturities of long-term debt	12,000	12,000
Operating lease liabilities	3,380	3,387
Accrued salaries, wages and benefits	21,204	17,423
Deferred revenue	155,614	169,535
Other accrued liabilities	58,106	46,914
Total current liabilities	410,915	409,206
Long-term debt, net	2,093,190	2,099,059
Long-term operating lease liabilities	112,724	115,396
Deferred tax liabilities, net	164,949	96,627
Other liabilities	51,484	43,163
Total liabilities	2,833,262	2,763,451
Commitments and contingencies (Note 14)		
Stockholders' Deficit:		
Preferred stock, $0.01 par value—authorized, 100,000,000 shares, no shares issued or outstanding at December 31, 2023 and 2022	—	—
Common stock, $0.01 par value—authorized, 1,000,000,000 shares; 96,660,357 and 96,287,771 shares issued at December 31, 2023 and 2022, respectively	967	963
Additional paid-in capital	723,260	710,151
Retained earnings	410,099	175,903
Treasury stock, at cost (32,690,289 and 32,376,539 shares at December 31, 2023 and 2022, respectively)	(1,342,542)	(1,324,681)
Total stockholders' deficit	(208,216)	(437,664)
Total liabilities and stockholders' deficit	$ 2,625,046	$ 2,325,787

See accompanying notes to consolidated financial statements.

UNITED PARKS & RESORTS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2023	2022	2021
Net revenues:			
Admissions	$ 954,083	$ 965,232	$ 851,891
Food, merchandise and other	772,504	766,005	651,839
Total revenues	1,726,587	1,731,237	1,503,730
Costs and expenses:			
Cost of food, merchandise and other revenues	131,697	135,217	114,287
Operating expenses (exclusive of depreciation and amortization shown separately below)	758,874	735,687	622,419
Selling, general and administrative expenses	221,237	200,074	184,871
Severance and other separation costs	816	108	1,531
Depreciation and amortization	154,208	152,620	148,660
Total costs and expenses	1,266,832	1,223,706	1,071,768
Operating income	459,755	507,531	431,962
Other (income) expense, net	(18)	(43)	144
Interest expense	146,666	117,501	116,642
Loss on early extinguishment of debt and write-off of discounts and debt issuance costs	—	—	58,827
Income before income taxes	313,107	390,073	256,349
Provision for (benefit from) income taxes	78,911	98,883	(164)
Net income	$ 234,196	$ 291,190	$ 256,513
Earnings per share:			
Earnings per share, basic	$ 3.66	$ 4.18	$ 3.28
Earnings per share, diluted	$ 3.63	$ 4.14	$ 3.22
Weighted average common shares outstanding:			
Basic	63,955	69,607	78,302
Diluted	64,494	70,280	79,575

See accompanying notes to consolidated financial statements.

UNITED PARKS & RESORTS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(In thousands, except per share and share amounts)

	Shares of Common Stock Issued	Common Stock	Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings	Treasury Stock, at Cost	Total Stockholders' Deficit
Balance at January 1, 2021	94,652,248	$ 946	$ 680,360	$ (371,800)	$ (415,309)	$ (105,803)
Equity-based compensation	—	—	39,722	—	—	39,722
Vesting of restricted shares	888,406	9	(9)	—	—	—
Shares withheld for tax withholdings	(288,229)	(3)	(14,503)	—	—	(14,506)
Exercise of stock options	289,567	3	5,904	—	—	5,907
Repurchase of 3,692,794 shares of treasury stock, at cost	—	—	—	—	(215,749)	(215,749)
Net income	—	—	—	256,513	—	256,513
Balance at December 31, 2021	95,541,992	$ 955	$ 711,474	$ (115,287)	$ (631,058)	$ (33,916)
Equity-based compensation	—	—	18,158	—	—	18,158
Vesting of restricted shares	946,169	10	(10)	—	—	—
Shares withheld for tax withholdings	(321,471)	(3)	(22,498)	—	—	(22,501)
Exercise of stock options	121,081	1	3,027	—	—	3,028
Repurchase of 12,423,497 shares of treasury stock, at cost	—	—	—	—	(693,623)	(693,623)
Net income	—	—	—	291,190	—	291,190
Balance at December 31, 2022	96,287,771	$ 963	$ 710,151	$ 175,903	$ (1,324,681)	$ (437,664)
Equity-based compensation	—	—	17,032	—	—	17,032
Vesting of restricted shares	372,674	4	(4)	—	—	—
Shares withheld for tax withholdings	(110,672)	(1)	(6,858)	—	—	(6,859)
Exercise of stock options	110,584	1	2,939	—	—	2,940
Repurchase of 313,750 shares of treasury stock, at cost	—	—	—	—	(17,861)	(17,861)
Net income	—	—	—	234,196	—	234,196
Balance at December 31, 2023	96,660,357	$ 967	$ 723,260	$ 410,099	$ (1,342,542)	$ (208,216)

See accompanying notes to consolidated financial statements.

UNITED PARKS & RESORTS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash Flows From Operating Activities:			
Net income	$ 234,196	$ 291,190	$ 256,513
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	154,208	152,620	148,660
Amortization of debt issuance costs and discounts	6,131	6,234	6,419
Loss on early extinguishment of debt and write-off of discounts and debt issuance costs	—	—	52,011
Deferred income tax provision (benefit)	72,636	95,487	(4,117)
Equity-based compensation	17,032	18,158	39,722
Other including loss on impairment or disposal of assets, net	30,523	15,280	5,816
Changes in assets and liabilities:			
Accounts receivable	(4,528)	10,334	(58,927)
Inventories	5,366	(27,112)	644
Prepaid expenses and other current assets	9,448	(7,020)	(2,424)
Accounts payable and accrued expenses	(8,887)	7,849	20,050
Accrued salaries, wages and benefits	3,781	(4,733)	11,375
Deferred revenue	(13,953)	329	33,070
Other accrued liabilities	5,608	1,961	(3,785)
Right-of-use assets and operating lease liabilities	439	580	396
Other assets and liabilities	(7,084)	3,431	(2,411)
Net cash provided by operating activities	504,916	564,588	503,012
Cash Flows From Investing Activities:			
Capital expenditures	(304,836)	(200,705)	(128,854)
Other investing activities	(771)	—	—
Net cash used in investing activities	(305,607)	(200,705)	(128,854)
Cash Flows From Financing Activities:			
Proceeds from the issuance of debt, net	—	—	1,922,222
Repayments of long-term debt	(12,000)	(12,000)	(2,032,728)
Proceeds from draw on revolving credit facility	20,000	—	—
Repayments of revolving credit facility	(20,000)	—	—
Purchase of treasury stock	(17,861)	(693,623)	(215,749)
Payment of tax withholdings on equity-based compensation through shares withheld	(6,859)	(22,501)	(14,506)
Exercise of stock options	2,940	3,028	5,907
Debt issuance costs	—	(469)	(23,272)
Other financing activities	(927)	(484)	(6,771)
Net cash used in financing activities	(34,707)	(726,049)	(364,897)
Change in Cash and Cash Equivalents, including Restricted Cash	164,602	(362,166)	9,261
Cash and Cash Equivalents, including Restricted Cash—Beginning of year	82,320	444,486	435,225
Cash and Cash Equivalents, including Restricted Cash—End of year	$ 246,922	$ 82,320	$ 444,486
Supplemental Disclosures of Noncash Investing and Financing Activities			
Capital expenditures in accounts payable and accrued expenses	$ 50,618	$ 40,729	$ 20,468
Other financing arrangements	$ —	$ —	$ 4,239

See accompanying notes to consolidated financial statements.

1. DESCRIPTION OF THE BUSINESS

United Parks & Resorts Inc., previously SeaWorld Entertainment, Inc., through its wholly-owned subsidiary, SeaWorld Parks & Entertainment, Inc. ("SEA") (collectively, the "Company"), owns and operates twelve theme parks within the United States. Prior to December 1, 2009, the Company did not have any operations. On December 1, 2009, the Company acquired all of the outstanding equity interest of Busch Entertainment LLC and affiliates from Anheuser Busch Companies, Inc. and Anheuser-Busch InBev SA/NV ("ABI"). The Company completed an initial public offering in April 2013. As of December 31, 2023, Hill Path Capital LP ("Hill Path") owned approximately 42.5% of the Company's total outstanding common stock.

The Company operates and/or licenses SeaWorld theme parks in Orlando, Florida; San Antonio, Texas; San Diego, California; and Abu Dhabi, United Arab Emirates and Busch Gardens theme parks in Tampa, Florida, and Williamsburg, Virginia. The Company operates water park attractions in Orlando, Florida (Aquatica); San Antonio, Texas (Aquatica); Tampa, Florida (Adventure Island); and Williamsburg, Virginia (Water Country USA). The Company also operates a reservations-only theme park in Orlando, Florida (Discovery Cove), a theme park in Langhorne, Pennsylvania (Sesame Place Philadelphia) and a theme park in Chula Vista, California (Sesame Place San Diego).

During the years ended December 31, 2023, 2022 and 2021, respectively, approximately 59%, 57% and 58% of the Company's revenues were generated in the State of Florida which exposes the Company to risks affecting the Florida market, such as natural disasters, severe weather or other incidents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, including SEA. All intercompany accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions include, but are not limited to, the accounting for self-insurance reserves, income taxes, revenue recognition and reviews for potential impairment of long-lived assets. Estimates are based on various factors including current and historical trends, as well as other pertinent company and industry data. The Company regularly evaluates this information to determine if it is necessary to update the basis for its estimates and to adjust for known changes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held at financial institutions as well as operating cash onsite at each theme park to fund daily operations and amounts due from third-party credit card companies with settlement terms of less than four days. The amounts due from third-party credit card companies totaled $27.6 million and $18.6 million at December 31, 2023 and 2022, respectively. The cash balances in all accounts held at financial institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC") through December 31, 2023. At times, cash balances may exceed federally insured amounts and potentially subject the Company to a concentration of credit risk. Management believes that no significant concentration of credit risk exists with respect to these cash balances because of its assessment of the creditworthiness and financial viability of the respective financial institutions.

From time to time, the Company may invest in certain highly liquid instruments with original maturities of three months or less. These instruments may include money market mutual funds, certificates of deposit or time deposits, among others, which may or may not qualify for FDIC insurance. The Company classifies any such instruments as cash and cash equivalents based on their short-term maturities.

Restricted Cash

Restricted cash is recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets. Restricted cash as of December 31, 2022 consists primarily of advanced funds for which costs have yet to be incurred related to the Company's international services agreements. See further discussion in Note 4–Revenues.

	December 31, 2023	December 31, 2022
	(In thousands)	
Cash and cash equivalents	$ 246,922	$ 79,196
Restricted cash, included in prepaid expenses and other current assets	—	3,124
Total cash, cash equivalents and restricted cash	$ 246,922	$ 82,320

Accounts Receivable—Net

Accounts receivable are reported at net realizable value and consist primarily of amounts due from customers for the sale of admission products, including amounts due for admissions products purchased on monthly installment arrangements. The Company is not exposed to a significant concentration of credit risk. The Company records an allowance on trade accounts receivable with an offset to the provision for bad debt for estimated credit losses expected based on its history of uncollectible accounts. For all periods presented, the provision for bad debt was immaterial. The Company also records an allowance for estimated credit losses on amounts due from monthly installment arrangements based on historical default rates. As of December 31, 2023 and 2022, the Company recorded $15.3 million and $13.8 million, respectively, as an allowance on its installment arrangements, which is included in accounts receivable, net, in the accompanying consolidated balance sheets, with a corresponding reduction to deferred revenue.

Inventories

Inventories are accounted for using the weighted average cost method and are stated at the lower of cost or net realizable value. Inventories consist primarily of products for resale, including merchandise, culinary items and miscellaneous supplies. Obsolete or excess inventories are recorded at their estimated realizable value.

Property and Equipment—Net

Property and equipment are recorded at cost. The cost of ordinary or routine maintenance, repairs, spare parts and minor renewals is expensed as incurred. Development costs associated with new attractions and products are generally capitalized after necessary feasibility studies have been completed and final concept or contracts have been approved. The cost of assets is depreciated using the straight-line method based on the following estimated useful lives:

Land improvements	10-40 years
Buildings	5-40 years
Rides, attractions and equipment	3-20 years
Animals	1-50 years

Certain costs related to animals exhibited in the theme parks are capitalized and amortized over their estimated lives (1-50 years). All costs to care for animals are expensed as incurred. Construction in progress assets consist primarily of new rides, attractions and infrastructure improvements that have not yet been placed in service. These assets are stated at cost and are not depreciated. Once construction of the assets is completed and placed into service, assets are reclassified to the appropriate asset class based on their nature and depreciated in accordance with the useful lives above. Debt interest is capitalized on all active construction projects. Total interest capitalized for the years ended December 31, 2023, 2022 and 2021 was $11.1 million, $6.3 million and $7.3 million, respectively.

Computer System Development Costs

The Company capitalizes computer system development costs that meet established criteria and, once placed in service, amortizes those costs to expense on a straight-line basis over five years. Total capitalized costs related to computer system development costs, net of accumulated amortization, were $8.3 million and $2.0 million as of December 31, 2023 and 2022, respectively, and are recorded in other assets in the accompanying consolidated balance sheets. Accumulated amortization was $14.7 million and $12.9 million as of December 31, 2023 and 2022, respectively. Amortization expense of capitalized computer system development costs during the years ended December 31, 2023, 2022 and 2021 was $1.8 million, $0.7 million and $1.4 million, respectively, and is recorded in depreciation and amortization in the accompanying consolidated statements of operations. Systems reengineering costs do not meet the proper criteria for capitalization and are expensed as incurred.

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill and other indefinite-lived intangible assets are not amortized, but instead reviewed for impairment at least annually during the fourth quarter, and as of an interim date should factors or indicators become apparent that would require an interim test, with ongoing recoverability based on applicable reporting unit overall financial performance and consideration of significant events or changes in the overall business environment or macroeconomic conditions. Such events or changes in the overall business environment could include, but are not limited to, significant negative trends or unanticipated changes in the competitive or macroeconomic environment.

In assessing goodwill for impairment, the Company may choose to initially evaluate qualitative factors to determine if it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. The Company considers several factors, including macroeconomic conditions, industry and market conditions, overall financial performance of the reporting unit, changes in management, strategy or customers, and relevant reporting unit specific events such as a change in the carrying amount of net assets, a more likely than not expectation of selling or disposing all, or a portion, of a reporting unit, and the testing of recoverability of a significant asset group within a reporting unit. If the qualitative assessment is not conclusive, then a quantitative impairment analysis for goodwill is performed at the reporting unit level. The Company may also choose to perform this quantitative impairment analysis instead of the qualitative analysis. The quantitative impairment analysis compares the estimated fair value of the reporting unit, determined using the income and/or market approach, to its recorded amount. If the recorded amount exceeds the fair value, then a goodwill impairment charge is recorded for the difference up to the recorded amount of goodwill.

The determination of fair value in the Company's goodwill impairment analysis is based on an estimate of fair value for the relevant reporting unit utilizing known and estimated inputs at the evaluation date. Some of those inputs include, but are not limited to, estimates of future revenue and expense growth, estimated market multiples, expected capital expenditures, income tax rates and cost of invested capital.

The Company's other indefinite-lived intangible assets consist of certain trade names/trademarks and other intangible assets which, after considering legal, regulatory, contractual, and other competitive and economic factors, are determined to have indefinite lives and are valued using the relief from royalty method. Trade names/trademarks are combined by brand as a unit of accounting when testing for impairment as the brand represents the highest and best use of the asset and drives the Company's marketing strategy and international license agreements. Estimates required in this valuation method include estimated future revenues impacted by the trade names/trademarks, royalty rates, and appropriate discount rates. Projections are based on management's best estimates given recent financial performance, market trends, strategic plans, brand awareness, operating characteristics by park, and other available information. See Note 9–Goodwill and Trade Names/Trademarks, Net, for further details.

Impairment of Long-Lived Assets

All long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that would indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based upon the difference between the estimated fair value and the carrying amounts of the assets.

Fair value is generally determined based upon a discounted cash flow analysis. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level for which identifiable independent cash flows are available (generally a theme park). See further discussion in Note 8–Property and Equipment, Net.

Self-Insurance Reserves

Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. Reserves are established for both identified claims and incurred but not reported ("IBNR") claims. Such amounts are accrued for when claim amounts become probable and estimable. Reserves for identified claims are based upon the Company's historical claims experience and third-party estimates of settlement costs. Reserves for IBNR claims are based upon the Company's claims data history, actuarially determined loss development factors and qualitative considerations such as claims management activities. The Company maintains self-insurance reserves for healthcare, auto, general liability and workers' compensation claims. Total claims reserves were $49.1 million at December 31, 2023, of which $2.1 million is recorded in accrued salaries, wages and benefits, $13.2 million is recorded in other accrued liabilities and the remaining long-term portion is recorded in other liabilities in the accompanying consolidated balance sheets. Total claims reserves were $37.0 million at December 31, 2022, of which $1.8 million is recorded in accrued salaries, wages and benefits, $8.6 million is recorded in other accrued liabilities and the remaining long-term portion is recorded in other liabilities in the accompanying consolidated balance sheets. All reserves are periodically reviewed for changes in facts and circumstances and adjustments are made as necessary.

Debt Issuance Costs

Debt issuance costs are amortized to interest expense using the effective interest method over the term of the related debt and are included in long-term debt, net, in the accompanying consolidated balance sheets. See further discussion in Note 11–Long-Term Debt.

Share Repurchase Programs and Treasury Stock

From time to time, the Company's Board of Directors (the "Board") may authorize share repurchases of common stock. Shares repurchased under Board authorizations are currently held in treasury for general corporate purposes. The Company accounts for treasury stock on the trade date under the cost method. Treasury stock at December 31, 2023 and 2022 is reflected within stockholders' deficit. See further discussion of the Company's share repurchase programs in Note 18–Stockholders' Deficit.

Revenue Recognition

The Company records revenue in accordance with Accounting Standards Codification ("ASC"), Topic 606, *Revenue from Contracts with Customers,* which is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (i) identify the contracts with customers; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when or as the Company satisfies the performance obligations. ASC 606 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. Revenue is recorded net of sales-related taxes collected from guests and remitted or payable to government taxing authorities.

Admissions Revenue

Admissions revenue primarily consists of single-day tickets, annual or season passes or other multi-day or multi-park admission products. Admission products with similar characteristics are analyzed using a portfolio approach for each separate park as the Company expects that the effects on the consolidated financial statements of applying ASC 606 to the portfolio does not differ materially from applying the guidance to individual contracts within the portfolio. For single-day tickets, the Company recognizes revenue at a point in time, upon admission to the park. Annual passes, season passes, or other multi-day or multi-park passes allow guests access to specific parks over a specified time period. For these pass and multi-use products, revenue is deferred and recognized over the terms of the admission product based on estimated redemption rates for similar products and is adjusted periodically. The Company estimates redemption rates using historical and forecasted attendance trends by park for similar products. Attendance trends factor in seasonality and are adjusted based on actual trends periodically. These estimated redemption rates impact the timing of when revenue is recognized on these products. Actual results could materially differ from these estimates based on actual attendance patterns. Revenue is recognized on a pro-rata basis based on the estimated allocated selling price of the admission product. For pass products purchased on an installment plan that have met their initial commitment period and have transitioned to a month to month basis, monthly charges are recognized as revenue as payments are received each month. For certain multi-day admission products, revenue is allocated based on the number of visits included in the pass and recognized ratably based on each admission into the theme park.

The Company has entered into agreements with certain external theme park, zoo and other attraction operators to jointly market and sell single and multi-use admission products. These joint products allow admission to both a Company park(s) and an external park, zoo or other attraction. The agreements with the external partners specify the allocation of revenue to Company parks from any jointly sold products. Whether the Company or the external partner sells the product, the Company's portion of revenue is deferred until the first time the product is redeemed at one of the Company's parks and recognized over its related use in a manner consistent with the Company's other admission products.

Additionally, the Company barters theme park admission products and sponsorship opportunities for advertising, employee recognition awards, and various other services. The fair value of the products or services is recognized into admissions revenue and related expenses at the time of the exchange and approximates the estimated fair value of the goods or services provided or received, whichever is more readily determinable. For the years ended December 31, 2023, 2022 and 2021, amounts included within admissions revenue with an offset to either selling, general and administrative expenses or operating expenses in the accompanying consolidated statements of operations related to bartered ticket transactions were $16.2 million, $14.8 million and $13.6 million, respectively.

Food, Merchandise and Other Revenue

Food, merchandise and other revenue primarily consists of food and beverage, retail, merchandise, parking, other in-park products and service fees, and other miscellaneous revenue, including online transaction fees and revenue from the Company's international agreements, not necessarily generated in our parks, which is not significant in the periods presented. The Company recognizes revenue for food and beverage, merchandise and other in-park products when the related products or services are received by the guests. Certain admission products may also include bundled products at the time of purchase, such as food and beverage or merchandise items. The Company conducts an analysis of bundled products to identify separate distinct performance obligations that are material in the context of the contract. For those products that are determined to be distinct performance obligations and material in the context of the contract, the Company allocates a portion of the transaction price to each distinct performance obligation using each performance obligation's standalone price. If the bundled product is related to a pass product and offered over time, revenue will be recognized over time accordingly.

See further discussion in Note 4–Revenues.

Advertising and Promotional Costs

Advertising production costs are deferred and expensed the first time the advertisement is shown. Other advertising and media costs are expensed as incurred and, for the years ended December 31, 2023, 2022 and 2021, totaled approximately $108.7 million, $104.3 million and $81.4 million, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Equity-Based Compensation

In accordance with ASC 718, *Compensation-Stock Compensation*, the Company measures the cost of employee services rendered in exchange for equity-based compensation based upon the grant date fair market value. The cost is recognized over the requisite service period, which is generally the vesting period unless service or performance conditions require otherwise. The Company recognizes equity compensation expense for its performance-vesting restricted awards ratably over the related performance period if the performance condition is probable of being achieved. If the probability of vesting changes for performance-vesting restricted awards in a subsequent period, all equity compensation expense related to those awards that would have been recorded, if any, over the requisite service period had the new percentage been applied from inception, will be recorded as a cumulative catch-up or reduction at such subsequent date. The Company recognizes the impact of forfeitures as they occur. The Company grants time-vesting restricted shares and units, time-vesting deferred stock units, performance-vesting restricted shares and units, and stock options. The Company uses the closing stock price on the date of grant to value its time-vesting and performance-vesting restricted share awards. The Company uses the Black-Scholes Option Pricing Model to value stock options at the date of grant.

On occasion, the Company may modify the terms or conditions of an equity award for its employees. If an award is modified, the Company evaluates the type of modification in accordance with ASC 718 to determine the appropriate accounting. See further discussion in Note 17–Equity-Based Compensation.

Leases

The Company leases land, warehouse and office space, and equipment, which are classified as either operating or finance leases. Under the provisions of ASC 842, *Leases,* lease liabilities and right of use assets are recognized at the lease commencement date on the basis of the present value of the future lease payments, with the right of use being adjusted by any prepaid or accrued rent, lease incentives, and initial direct costs. The lease term for each lease includes the noncancelable period plus any periods subject to an option for renewal when it is reasonably certain that the Company will exercise that option. The subsequent measurement of a lease is dependent on whether the lease is classified as an operating or finance lease. Operating leases have a straight-line expense pattern that is recognized as either operating expenses or selling, general, and administrative expenses in the consolidated statements of operations. Finance leases have a front-loaded expense recognition pattern that is comprised of amortization expense and interest expense that is included in depreciation and amortization and interest expense in the consolidated statements of operations. The Company initially evaluates the classification of its leases as of the lease commencement date and reevaluates the classification of its leases upon the occurrence of certain lease remeasurement events and when there is a lease modification that is not accounted for as a separate contract.

The present value of future lease payments is calculated using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate, which reflects the rate of interest it would pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. As most of the Company's leases do not provide an implicit rate, the Company uses incremental borrowing rates based on the information available at the lease commencement date, liability remeasurement date, or lease modification date in determining the present value of the lease payments. In calculating the incremental borrowing rates, the Company considered recent ratings from credit agencies, recent trading prices on the Company's debt, and current lease demographic information. The Company applies the incremental borrowing rates at a portfolio level based on lease terms.

In accordance with the short-term lease recognition exemption of ASC 842, the Company does not recognize on its balance sheet leases with an initial lease term of 12 months or less. Lease expense for these short-term leases is recognized on a straight-line basis over the lease term.

Some of the Company's leases include one or more options to renew, with renewal terms that can extend the lease term from one to ten years or more. The exercise of lease renewal options is at the Company's sole discretion and the inclusion of the renewal options in the lease term would only occur when the Company concludes it is reasonably certain of exercising the option(s). Certain leases also include options to purchase the leased property.

Certain of the Company's lease agreements include rental payments based on a percentage of sales over contractual levels and others include rental payments adjusted periodically for inflation. These variable lease payments are typically recognized when the underlying event occurs and are included in operating expenses in the Company's consolidated statements of operations in the same line item as the expense arising from fixed lease payments. Additionally, fixed non-lease costs, for example common-area maintenance costs, are included in the measure of the right-of-use asset and lease liability as the Company does not separate lease and non-lease components. The Company's lease agreements do not contain any material residual value guarantees, material restrictive covenants or material variable lease costs other than those described in Note 13–Leases related to the Company's land lease.

All long-lived assets, including right of use assets associated with leases, are reviewed for impairment upon the occurrence of events or changes in circumstances that would indicate that the carrying value of the assets may not be recoverable. The measurement of an impairment loss to be recognized is based upon the difference between the estimated fair value and the carrying amounts of the assets. Fair value is generally determined based upon a discounted cash flow analysis.

See further discussion in Note 13–Leases.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is established for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. The Company evaluates its tax positions by determining if it is more likely than not a tax position is sustainable upon examination, based upon the technical merits of the position, before any of the benefit is recorded for financial statement purposes. The benefit is measured as the largest dollar amount of the position that is more likely than not to be sustained upon settlement. Previously recorded benefits that no longer meet the more likely than not threshold are charged to earnings in the period that the determination is made. Interest and penalties accrued related to unrecognized tax benefits are charged to the provision for (benefit from) income taxes in the accompanying consolidated statements of operations. See further discussion in Note 12–Income Taxes.

Contingencies

The Company accounts for contingencies in accordance with ASC 450, *Contingencies*. For loss contingencies, such as potential legal settlements, the Company records an estimated loss when payment is considered probable and the amount of loss is reasonably estimable. In assessing loss contingencies related to legal proceedings that are pending against the Company, the Company evaluates the perceived merits of the legal proceedings as well as the perceived merits of the amount of relief sought or expected to be sought therein. If a loss is considered probable but the best estimate of the loss can only be identified within a range and no specific amount within that range is more likely, then the minimum of the range is accrued. Legal and related professional services costs to defend litigation are expensed as incurred. Insurance recoveries related to potential claims are recognized up to the amount of the recorded liability when coverage is confirmed and the estimated recoveries are probable of payment. These recoveries are not netted against the related liabilities for financial statement presentation. Additionally, for any potential gain contingencies, the Company does not recognize the gain until the period that all contingencies have been resolved and the amounts are realizable. See further discussion in Note 14–Commitments and Contingencies.

Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement and is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. An entity is permitted to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. The Company has not elected to use the fair value option for any of its financial assets and financial liabilities that are not already recorded at fair value. Carrying values of financial instruments classified as current assets and current liabilities approximate fair value, due to their short-term nature.

Fair Value Hierarchy—As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity. Fair value is determined for assets and liabilities, based upon significant levels of observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. This hierarchy requires the use of observable market data when available. These two types of inputs have created the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable and include situations where there is little, if any, market activity for the asset or liability.

Determination of Fair Value—If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest and currency rates. Assets or liabilities valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable. See further discussion in Note 15–Fair Value Measurements.

Segment Reporting

The Company maintains discrete financial information for each of its twelve theme parks, which is used by the Chief Operating Decision Maker ("CODM"), as a basis for allocating resources and assessing performance. Each theme park has been identified as an operating segment and meets the criteria for aggregation due to similar economic characteristics. In addition, all of the theme parks provide similar products and services and share similar processes for delivering services. The theme parks have a high degree of similarity in the workforces and target similar consumer groups. Accordingly, based on these economic and operational similarities and the way the CODM monitors and makes decisions affecting the operations, the Company has concluded that its operating segments may be aggregated and that it has one reportable segment.

3. RECENT ACCOUNTING PRONOUNCEMENTS

The Company reviews new accounting pronouncements as they are issued or proposed by the Financial Accounting Standards Board ("FASB").

Recently Issued Accounting Standards

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures* that requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In November 2023, the FASB issued ASU 2023-07, *Improvements to Reportable Segment Disclosures* to enhance disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the effect of adopting this new accounting guidance.

4. REVENUES

Deferred revenue primarily includes revenue associated with pass products, admission or in-park products or services with a future intended use date and contract liability balances related to licensing and international agreements collected in advance of the Company satisfying its performance obligations and is expected to be recognized in future periods. At December 31, 2023 and 2022, $14.4 million and $14.2 million, respectively, is included in other liabilities in the accompanying consolidated balance sheets related to the long-term portion of deferred revenue, which primarily relates to the Company's international agreement, as discussed in the following section.

The following table reflects the Company's deferred revenue balance as of December 31, 2023 and 2022:

	2023	2022
	(In thousands)	
Deferred revenue, including long-term portion	$ 169,967	$ 183,772
Less: Deferred revenue, long-term portion, included in other liabilities	14,353	14,237
Deferred revenue, short-term portion	$ 155,614	$ 169,535

The Company estimates substantially all of the deferred revenue, short term portion, balance outstanding as of December 31, 2022 was recognized as revenue during the twelve months ended December 31, 2023. For certain admission products, the Company estimated timing of redemption using average historical redemption rates.

International Agreements

In May 2023, SeaWorld Abu Dhabi, the first SeaWorld branded park outside the United States, opened on Yas Island in the United Arab Emirates (the "Middle East Project"). The first-of-its-kind marine life themed park was built through a partnership with Miral Asset Management LLC. As part of this partnership, the Company receives sales based royalties, certain incentive fees and other service based payments. Additionally, the Company provided certain services pertaining to the planning and design of the Middle East Project, with funding received from our partner in the Middle East expected to offset our internal expenses. Revenue and expenses associated with the above items (collectively the "Middle East Agreements") began to be recognized when substantially all the services had been performed which occurred when SeaWorld Abu Dhabi opened in May 2023.

The Company also received additional funds, some of which were advanced, from its partner related to agreed-upon services and reimbursements of costs incurred by the Company on behalf of the Middle East Project (the "Middle East Services Agreements"). Revenue and expenses associated with the Middle East Services Agreements were recognized upon completion of the respective performance obligations and have no further obligations as of December 31, 2023.

5. EARNINGS PER SHARE

Earnings per share is computed as follows:

	Year Ended December 31,								
	2023			2022			2021		
	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
	(In thousands, except per share amounts)								
Basic earnings per share	$ 234,196	63,955	$ 3.66	$ 291,190	69,607	$ 4.18	$256,513	78,302	$ 3.28
Effect of dilutive incentive-based awards		539			673			1,273	
Diluted earnings per share	$ 234,196	64,494	$ 3.63	$ 291,190	70,280	$ 4.14	$256,513	79,575	$ 3.22

In accordance with ASC 260, *Earnings Per Share*, basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period (excluding treasury stock and unvested restricted stock awards). Unvested restricted stock awards are eligible to receive dividends, if any; however, dividend rights will be forfeited if the award does not vest. Accordingly, only vested shares of formerly restricted stock are included in the calculation of basic earnings per share. The weighted average number of repurchased shares during the period, if any, which are held as treasury stock, are excluded from shares of common stock outstanding.

Diluted earnings per share is determined using the treasury stock method based on the dilutive effect of certain unvested restricted stock awards and certain shares of common stock that are issuable upon exercise of stock options. During the years ended December 31, 2023, 2022 and 2021, there were approximately 437,000, 277,000, and 146,000 anti-dilutive shares of common stock excluded from the computation of diluted earnings per share, respectively.

The Company's outstanding performance-vesting restricted stock awards are considered contingently issuable shares and are excluded from the calculation of diluted earnings per share until the performance measure criteria is met as of the end of the reporting period. For the years ended December 31, 2023 and 2022, approximately 401,000 and 236,000 performance-vesting restricted stock awards had met their performance criteria for their respective performance years as of the end of the reporting periods, respectively, and are therefore included in the calculation of diluted earnings per share. See further discussion in Note 17–Equity-Based Compensation.

6. INVENTORIES

Inventories as of December 31, 2023 and 2022 consisted of the following:

	2023	2022
	(In thousands)	
Merchandise	$ 42,668	$ 49,422
Food and beverage	6,568	5,768
Total inventories	$ 49,236	$ 55,190

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets as of December 31, 2023 and 2022 consisted of the following:

	2023	2022
	(In thousands)	
Deferred or prepaid insurance	$ 2,532	$ 6,797
Prepaid marketing and advertising costs	939	1,046
Other	16,708	20,417
Total prepaid expenses and other current assets	$ 20,179	$ 28,260

As of December 31, 2022, prepaid expenses and other current assets includes approximately $3.1 million in advanced funds and approximately $2.5 million in costs incurred related to the Company's international services agreements. See further discussion in Note 2–Summary of Significant Accounting Policies and Note 4–Revenues.

8. PROPERTY AND EQUIPMENT, NET

The components of property and equipment, net as of December 31, 2023 and 2022, consisted of the following:

	2023	2022
	(In thousands)	
Land	$ 286,200	$ 286,200
Land improvements	475,909	452,276
Buildings	874,546	814,729
Rides, attractions and equipment	1,859,449	1,736,206
Animals	140,389	141,083
Construction in progress	178,306	145,598
Less: accumulated depreciation	(1,972,861)	(1,869,413)
Total property and equipment, net	$ 1,841,938	$ 1,706,679

Depreciation expense was approximately $151.7 million, $151.5 million, and $146.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

For the years ended December 31, 2023, 2022 and 2021, the Company recorded approximately $19.4 million, $7.2 million and $6.6 million, respectively, in fixed asset write-offs, which is included in operating expenses in the accompanying consolidated statements of operations.

9. GOODWILL AND TRADE NAMES/TRADEMARKS, NET

Goodwill, Net

Goodwill, net, at December 31, 2023 and 2022 relates to the Company's Discovery Cove reporting unit. The Company performed an annual qualitative assessment in the fourth quarter of 2023 and 2022 and concluded that further evaluation was unnecessary.

Trade Names/Trademarks, Net

During the fourth quarter of 2023 and 2022, the Company performed a qualitative assessment for its indefinite-lived intangible assets and concluded that further evaluation was unnecessary.

Trade names/trademarks, net, at December 31, 2023, consisted of the following:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
		(In thousands)		
Trade names/trademarks - indefinite lives		$ 157,771	$ —	$ 157,771
Trade names/trademarks - finite lives	9.3 years	12,900	12,900	—
Total trade names/trademarks, net		$ 170,671	$ 12,900	$ 157,771

Trade names/trademarks, net, at December 31, 2022, consisted of the following:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
		(In thousands)		
Trade names/trademarks - indefinite lives		$ 157,000	$ —	$ 157,000
Trade names/trademarks- finite lives	9.3 years	12,900	12,900	—
Total trade names/trademarks, net		$ 169,900	$ 12,900	$ 157,000

10. OTHER ACCRUED LIABILITIES

Other accrued liabilities as of December 31, 2023 and 2022, consisted of the following:

	2023	2022
	(In thousands)	
Accrued interest	$ 18,480	$ 18,483
Accrued taxes	4,169	3,284
Self-insurance reserve	13,218	8,608
Other	22,239	16,539
Total other accrued liabilities	$ 58,106	$ 46,914

As of December 31, 2023 and 2022, other accrued liabilities above includes approximately $15.6 million and $10.9 million, respectively, related to certain contractual liabilities arising from the temporary COVID-19 park closures.

As of December 31, 2023 and 2022, accrued interest above primarily relates to interest associated with the Company's senior notes issued in August 2021, for which interest is paid bi-annually in February and August and the first-priority senior secured notes issued in April 2020, for which interest is paid bi-annually in November and May. See further discussion in Note 11–Long-Term Debt.

11. LONG-TERM DEBT

Long-term debt, net, as of December 31, 2023 and 2022 consisted of the following:

	2023	2022
	(In thousands)	
Term B Loans (interest rate of 8.47% and 7.44% at December 31, 2023 and 2022, respectively)	$ 1,173,000	$ 1,185,000
Senior Notes due 2029 (interest rate of 5.25%)	725,000	725,000
First-Priority Senior Secured Notes due 2025 (interest rate of 8.75%)	227,500	227,500
Total long-term debt	2,125,500	2,137,500
Less: unamortized discounts and debt issuance costs	(20,310)	(26,441)
Less: current maturities	(12,000)	(12,000)
Total long-term debt, net	$ 2,093,190	$ 2,099,059

Refinancing Transactions

On August 25, 2021, SEA entered into a Restatement Agreement (the "Restatement Agreement") pursuant to which SEA amended and restated its existing senior secured credit agreement dated as of December 1, 2009 (as amended, restated, supplemented or otherwise modified from time to time, and the senior secured credit facilities thereunder (the "Existing Secured Credit Facilities"), and, as amended and restated by the Restatement Agreement and certain amendments (the "Amended and Restated Credit Agreement").

On June 12, 2023, the Company amended the Amended and Restated Credit Agreement to replace the LIBOR-based benchmark rates with Term SOFR-based benchmark rates plus credit spread adjustments of 0.11448%, 0.26161% and 0.42826% for interest periods of one, three and six months, respectively, due to reference rate reform ("Adjusted Term SOFR"). The Term SOFR-based benchmark rate became effective as of July 1, 2023. There were no changes to any material terms of the Amended and Restated Credit Agreement that were unrelated to the replacement of the LIBOR-based benchmark rates.

On January 22, 2024, the Company further amended the Amended and Restated Credit Agreement to incur an aggregate principal amount of approximately $1,173 million of Term B-2 Loans under the Amended and Restated Credit Agreement (the "Term Loans") to refinance the first lien term loan facility (the "Term Loan Facility" and the loans thereunder, the "Term B Loans"). Borrowings under the Term Loans bear interest at a fluctuating rate per annum equal to, at SEA's option, (i) ABR (provided that in no event shall such ABR rate with respect to the Term Loans be less than 1.50% per annum) plus an applicable margin equal to 1.50% or (ii) Adjusted Term SOFR (provided that in no event shall such Adjusted Term SOFR rate with respect to the Term Loans be less than 0.50%) plus an applicable margin equal to 2.50%.

As of December 31, 2023, the Amended and Restated Credit Agreement provides for senior secured financing of up to $1,585.0 million, consisting of:

(i)   the Term Loan Facility, in an aggregate principal amount of $1,200.0 million which was fully drawn on August 25, 2021. The Term Loan Facility will mature on August 25, 2028; and

(ii)   a first lien revolving credit facility (the "Revolving Credit Facility" (and the loans thereunder, the "Revolving Loans") and, together with the Term Loan Facility, the "Senior Secured Credit Facilities"), in an aggregate committed principal amount of $385.0 million, including both a letter of credit sub-facility and a swingline loan sub-facility. The Revolving Credit Facility will mature on August 25, 2026. On June 9, 2022, SEA entered into an incremental amendment to the Amended and Restated Credit Agreement to increase the revolving facility commitments under the Revolving Credit Facility by $5.0 million bringing the aggregate committed principal amount to $390.0 million as of such date.

The Company used proceeds of the Term B Loans drawn on August 25, 2021, together with the proceeds from the offering of the Senior Notes and cash on hand, to fully redeem the remaining $400.0 million of SEA's then outstanding 9.500% second-priority senior secured notes due 2025 (the "Second-Priority Senior Secured Notes") (the "Full Redemption"), to refinance SEA's Existing Secured Credit Facilities, and to pay related expenses of the offering and refinancing (collectively, the "2021 Refinancing Transactions"). As a result of the 2021 Refinancing Transactions, on August 25, 2021, SEA terminated its Existing Secured Credit Facilities and associated Term B-5 Loans and repaid all of its related outstanding obligations in respect of principal, interest and fees.

Prior to the 2021 Refinancing Transactions, on July 14, 2021, SEA completed a redemption of $50.0 million of its then outstanding Second-Priority Senior Secured Notes and separately on August 25, 2021, SEA completed another redemption of $50.0 million of its then outstanding Second-Priority Senior Secured Notes (collectively, the "Partial Redemptions"). Pursuant to the Partial Redemptions, the aggregate principal amount of the Second-Priority Senior Secured Notes were redeemed at a price equal to 103.000% of the respective principal amounts thereof, plus accrued and unpaid interest thereon to, but excluding, the respective redemption dates. In connection with the 2021 Refinancing Transactions, SEA also redeemed the remaining $400.0 million of its Second-Priority Senior Secured Notes (the "Full Redemption"). Pursuant to the Full Redemption, all of the aggregate principal amount of the Second-Priority Senior Secured Notes were redeemed at a price equal to the sum of (a) 100.000% of the outstanding principal amount of the Second-Priority Senior Secured Notes redeemed pursuant to the Full Redemption plus (b) approximately $34.3 million related to the Applicable Premium (as defined in the respective indenture), which is included in loss on early extinguishment of debt and write-off of discounts and debt issuance costs for the year ended December 31, 2021, plus (c) accrued and unpaid interest thereon to, but excluding, the redemption date.

Also on August 25, 2021, SEA completed a private offering of $725.0 million aggregate principal amount of 5.250% unsecured senior notes due 2029 (the "Senior Notes"). See Senior Notes section which follows for more details.

Discounts and Debt Issuance Costs

In connection with the 2021 Refinancing Transactions, SEA recorded a discount of $12.0 million and debt issuance costs of $12.7 million, of which $2.8 million were paid directly to lenders, during the year ended December 31, 2021. Additionally, SEA wrote-off debt issuance costs and discounts of $21.5 million which is included in loss on early extinguishment of debt and write-off of discounts and debt issuance costs in the accompanying consolidated statements of operations for the year ended December 31, 2021.

Senior Secured Credit Facilities

Borrowings under the Term Loans bear interest at a fluctuating rate per annum equal to, at the Company's option, (i) a base rate equal to the higher of (a) the federal funds rate plus 1/2 of 1%, (b) the rate of interest quoted in the print edition of the Wall Street Journal, Money Rates Section as the prime rate as in effect from time to time and (c) one-month Adjusted Term SOFR plus 1% per annum (provided that in no event shall such ABR rate with respect to the Term Loans be less than 1.50% per annum) ("ABR"), in each case, plus an applicable margin of 1.50% or (ii) an Adjusted Term SOFR rate for the applicable interest period (provided that in no event shall such Adjusted Term SOFR rate with respect to the Term Loans be less than 0.50% per annum) plus an applicable margin of 2.50%.

Borrowings under the Revolving Loans bear interest at a fluctuating rate per annum equal to, at the Company's option, (i) ABR (provided that in no event shall such ABR rate with respect to the Revolving Loans be less than 1.00% per annum) plus an applicable margin equal to 1.75% or (ii) Adjusted Term SOFR (provided that in no event shall such Adjusted Term SOFR rate with respect to the Revolving Loans be less than 0.00%) plus an applicable margin of 2.75%. The applicable margin for borrowings of Revolving Loans are subject to one 25 basis point step-down upon achievement by the Company of certain corporate credit ratings.

In addition to paying interest on the outstanding principal under the Senior Secured Credit Facilities, the Company is required to pay a commitment fee equal to 0.50% per annum to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The Company will also be required to pay customary agency fees as well as letter of credit participation fees computed at a rate per annum equal to the applicable margin for Adjusted Term SOFR rate borrowings on the dollar equivalent of the daily stated amount of outstanding letters of credit, plus such letter of credit issuer's customary documentary and processing fees and charges and a fronting fee computed at a rate equal to 0.125% per annum on the daily stated amount of each letter of credit.

The Senior Secured Credit Facilities require scheduled amortization payments on the term loans in quarterly amounts equal to 0.25% of the original principal amount of the Term B Loans, payable quarterly, with the balance to be paid at maturity.

In addition, the Senior Secured Credit Facilities require the Company to prepay outstanding term loan borrowings, subject to certain exceptions, with:

- 50% (which percentage will be reduced to 25% and 0% if the Company satisfies certain net first lien leverage ratios) of annual excess cash flow, as defined under the Senior Secured Credit Facilities;

- 100% (which percentage will be reduced to 50% and 0% if the Company satisfies certain net first lien leverage ratios) of the net cash proceeds of all non-ordinary course asset sales or other non-ordinary course dispositions of property, in each case subject to certain exceptions and reinvestment rights;

- 100% of the net cash proceeds of any issuance or incurrence of debt, other than proceeds from debt permitted under the Senior Secured Credit Facilities.

The Company may voluntarily repay outstanding loans under the Senior Secured Credit Facilities at any time, without prepayment premium or penalty, subject to customary "breakage" costs with respect to Adjusted Term SOFR rate loans.

All borrowings under the Revolving Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default or event of default and the accuracy of representations and warranties in all material respects.

All obligations under the Senior Secured Credit Facilities are unconditionally guaranteed by the Company on a limited-recourse basis and each of SEA's existing and future direct and indirect wholly owned material domestic subsidiaries, subject to certain exceptions. The obligations are secured by a pledge of SEA's capital stock directly held by the Company and substantially all of SEA's assets and those of each guarantor (other than the Company), including a pledge of the capital stock of all entities directly held by SEA or the guarantors, in each case subject to exceptions. Such security interests consist of a first-priority lien with respect to the collateral.

As of December 31, 2023, SEA had approximately $18.4 million of outstanding letters of credit, leaving approximately $371.6 million available under the Revolving Credit Facility, which was not drawn upon as of December 31, 2023.

Senior Notes

The Senior Notes will mature on August 15, 2029. Interest on the Senior Notes accrues at 5.250% per annum and is paid semi-annually, in arrears on February 15 and August 15 of each year.

On or after August 15, 2024, SEA may redeem the Senior Notes, in whole at any time or in part from time to time, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if redeemed during the 12-month period commencing on August 15 of the years as follows: (i) in 2024 at 102.625%; (ii) in 2025 at 101.313%; and (iii) in 2026 and thereafter at 100%. In addition, prior to August 15, 2024, SEA may redeem the Senior Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed, plus the "Applicable Premium" and accrued and unpaid interest, if any, to, but excluding, the redemption date. Notwithstanding the foregoing, subject to the provisions set forth in the Indenture, at any time and from time to time on or prior to August 15, 2024, SEA may redeem in the aggregate up to 40% of the original aggregate principal amount of the Senior Notes (calculated after giving effect to any issuance of additional Senior Notes) in an aggregate amount equal to the net cash proceeds of one or more equity offerings at a redemption price equal to 105.250%, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Additionally, upon the occurrence of specified change of control events, each holder will have the right to require SEA to repurchase all or any part of such holder's notes at a purchase price in cash equal to 101%.

SEA's obligations under the Senior Notes and related indenture are guaranteed, jointly and severally, on a senior secured basis, by the Guarantors, as defined, in accordance with the provisions of the indenture.

First-Priority Senior Secured Notes

On April 30, 2020, SEA completed a private offering of $227.5 million aggregate principal amount of 8.750% first-priority senior secured notes (the "First-Priority Senior Secured Notes"), which mature on May 1, 2025. Interest on the First-Priority Senior Secured Notes accrues at 8.750% per annum and is paid semi-annually, in arrears on May 1 and November 1 of each year.

SEA may redeem the First-Priority Senior Secured Notes at its option, in whole at any time or in part from time to time, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if redeemed during the 12-month period commencing on May 1 of the years as follows: (i) in 2023 at 102.188%; and (ii) in 2024 and thereafter at 100%. SEA may also redeem in the aggregate (at a redemption price expressed as a percentage of principal amount thereof): (i) 100% of the First-Priority Senior Secured Notes after certain events constituting a change of control at a redemption price of 101%, plus accrued and unpaid interest, if any, to, but excluding, the redemption date and (ii) up to 40% of the original aggregate principal amount of the First-Priority Senior Secured Notes with amounts equal to the net cash proceeds of certain equity offerings at a redemption price of 108.750%, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The First-Priority Senior Secured Notes are fully and unconditionally guaranteed by the Company, any subsidiary of the Company that directly or indirectly owns 100% of the issued and outstanding equity interests of SEA, and subject to certain exceptions, each of SEA's subsidiaries that guarantees SEA's existing senior secured credit facilities.

On August 1, 2023, SEA issued a conditional notice of redemption (the "First-Priority Senior Secured Notes Redemption Notice") for all of the $227.5 million aggregate principal amount of the First-Priority Senior Secured Notes. Due to unfavorable market conditions unrelated to SEA, the First-Priority Senior Secured Notes Redemption Notice was subsequently withdrawn.

Restrictive Covenants

The Amended and Restated Credit Agreement governing the Senior Secured Credit Facilities and the indentures governing the Senior Notes and First-Priority Senior Secured Notes (collectively, the "Debt Agreements"), contain covenants that limit the ability of the Company, SEA and its restricted subsidiaries to, among other things: (i) incur additional indebtedness or issue certain preferred shares; (ii) make dividend payments on or make other distributions in respect of their capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) create or permit to exist dividend and/or payment restrictions affecting their restricted subsidiaries; (vi) create liens on assets; (vii) consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and (viii) enter into certain transactions with their affiliates. These covenants are subject to a number of important limitations and exceptions and are based, in part on the Company's ability to satisfy certain tests and engage in certain transactions based on Covenant Adjusted EBITDA. Covenant Adjusted EBITDA differs from Adjusted EBITDA due to certain adjustments permitted under the relevant agreements, including but not limited to estimated cost savings, recruiting and retention costs, public company compliance costs, litigation and arbitration costs and other costs and adjustments as permitted under the Debt Agreements.

The Debt Agreements contain certain customary events of default, including relating to a change of control. If an event of default occurs, the lenders under the Debt Agreements will be entitled to take various actions, including the acceleration of amounts due under the Debt Agreements and all actions permitted to be taken by a secured creditor in respect of the collateral securing the Debt Agreements.

The Revolving Credit Facility requires that the Company, subject to a testing threshold, comply on a quarterly basis with a maximum net first lien leverage ratio of 6.25 to 1.00. The testing threshold will be satisfied (and therefore the covenant must be complied with at the end of such quarter) if the aggregate amount of funded loans and issued letters of credit (excluding up to $30.0 million of undrawn letters of credit under the Revolving Credit Facility and letters of credit that are cash collateralized) under the Revolving Credit Facility on such date exceeds an amount equal to 35% of the then-outstanding commitments under the Revolving Credit Facility.

The Debt Agreements permit an unlimited capacity for restricted payments if the net total leverage ratio on a pro forma basis does not exceed 4.25 to 1.00 after giving effect to the payment of any such restricted payment. As of December 31, 2023, the net total leverage ratio as calculated under the Debt Agreements was 2.53 to 1.00.

Long-term debt at December 31, 2023 is repayable as follows and does not include the impact of any future voluntary prepayments:

Years Ending December 31,		(In thousands)
2024	$	12,000
2025		239,500
2026		12,000
2027		12,000
2028		1,125,000
Thereafter		725,000
Total	$	2,125,500

Cash paid for interest relating to the Senior Secured Credit Facilities, the Senior Notes, the First-Priority Senior Secured Notes, and the Second-Priority Senior Secured Notes, net of amounts capitalized, as applicable, was $146.3 million, $110.9 million and $116.1 million during the years ended December 31, 2023, 2022 and 2021, respectively. See Note 10–Other Accrued Liabilities for accrued interest included in the accompanying consolidated balance sheets as of December 31, 2023 and 2022.

12. INCOME TAXES

For the years ended December 31, 2023, 2022 and 2021, the provision for (benefit from) income taxes is comprised of the following:

	2023	2022	2021
		(In thousands)	
Current income tax provision			
Federal	$ (84)	$ (31)	$ (31)
State	6,359	3,427	3,984
Foreign	—	—	-
Total current income tax provision	6,275	3,396	3,953
Deferred income tax provision (benefit):			
Federal	55,686	71,642	345
State	16,950	23,845	(4,462)
Total deferred income tax provision (benefit)	72,636	95,487	(4,117)
Total income tax provision (benefit)	$ 78,911	$ 98,883	$ (164)

The deferred income tax provision (benefit) represents the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Cash paid for income taxes totaled $5.0 million, $1.6 million and $5.9 million, for the years ended December 31, 2023, 2022 and 2021, respectively.

The components of deferred income tax assets and liabilities as of December 31, 2023 and 2022 are as follows:

	2023	2022
	(In thousands)	
Deferred income tax assets:		
Acquisition and debt related costs	$ 2,257	$ 3,270
Net operating losses	110,482	156,176
Goodwill impairment	54,040	53,684
Self-insurance	11,647	8,816
Deferred revenue	2,408	2,520
Restricted stock	7,988	7,911
Tax credits	15,495	11,847
Section 174 capitalization	5,508	—
Lease obligations	28,647	29,117
Interest limitation	14,865	10,120
Charitable contributions	9	2,122
Other	6,507	5,220
Total deferred income tax assets	259,853	290,803
Valuation allowance	(5,027)	(4,601)
Net deferred tax assets	254,826	286,202
Deferred income tax liabilities:		
Property and equipment	(277,574)	(245,396)
Amortization - Goodwill	(65,263)	(60,230)
Amortization - Other intangibles	(39,441)	(35,666)
Right of use assets	(27,983)	(28,568)
Other	(1,495)	(637)
Total deferred income tax liabilities	(411,756)	(370,497)
Net deferred income tax (liabilities) assets	$ (156,930)	$ (84,295)

The Company files federal, state and provincial income tax returns in various jurisdictions with varying statute of limitation expiration dates. Under the tax statute of limitations applicable to the Internal Revenue Code of 1986, as amended (the "Code"), the Company is no longer subject to U.S. federal income tax examinations by the Internal Revenue Service for years before 2019. However, because the Company is carrying forward income tax attributes, such as net operating losses and tax credits from 2009 and subsequent years, these attributes can still be audited when utilized on returns filed in the future. The Company has determined that there are no positions currently taken that would rise to a level requiring an amount to be recorded or disclosed as an unrecognized tax benefit. If such positions do arise, it is the Company's intent that any interest or penalty amount related to such positions will be recorded as a component of the income tax provision in the applicable period.

The Company has federal tax net operating loss carryforwards of approximately $420.7 million as of December 31, 2023 and state net operating loss carryforwards spread across various jurisdictions with a combined total of approximately $453.5 million as of December 31, 2023. These net operating loss carryforwards, if not used to reduce taxable income in future periods, will begin to expire in 2035 and 2029, for federal and state tax purposes, respectively.

Realization of the deferred income tax assets, primarily arising from these net operating loss carryforwards and charitable contribution carryforwards, is dependent upon generating sufficient taxable income prior to expiration of the carryforwards, which may include the reversal of deferred tax liability components.

Through December 31, 2020, approximately $65.6 million of valuation allowances were established for some of the Company's deferred tax assets, which, based on its analysis at the time, the Company believed did not meet the "more likely than not" criteria and would expire before being realized in future periods. Based on the Company's assessment of the realizability of its deferred tax assets during the year ended December 31, 2021, which included a review of current and forecasted financial performance as the Company was in a cumulative pretax income position, the Company believed that some of these deferred tax assets met the "more likely than not" criteria and will be realized in future periods before they expire. As a result, the Company reversed its valuation allowances by approximately $60.8 million during the year ended December 31, 2021.

As of December 31, 2021, the Company had a valuation allowance of approximately $4.8 million, net of federal tax benefit, on the Company's deferred tax assets relating to state net operating losses, which, the Company believed did not meet the "more likely than not" criteria and would expire before being realized in future periods. As of December 31, 2023 and 2022, the Company has a valuation allowance of approximately $5.0 million and $4.6 million, respectively, net of federal tax benefit, on the deferred tax assets related to state net operating loss carryforwards. The Company's valuation allowances, in part, rely on estimates and assumptions related to future financial performance. Due to the uncertain nature of the macroeconomic environment in general, and the related impact changes in it would have on the Company's financial performance, the Company's valuation allowances may need to be adjusted in the future.

The Inflation Reduction Act ("IRA") of 2022 was signed into law on August 16, 2022. This legislation includes a 15% corporate alternative minimum tax and a 1% excise tax on stock repurchases among its key tax provisions effective for years beginning after December 31, 2022. The Company is continuing to evaluate the existing guidance but does not anticipate a material impact for either of these provisions. The Company will continue to evaluate the impact of the IRA as additional information becomes available.

The reconciliation between the statutory income tax rate and the Company's effective income tax provision (benefit) rate for the years ended December 31, 2023, 2022 and 2021, is as follows:

	2023		2022		2021	
	Amount	%	Amount	%	Amount	%
	(In thousands)					
Income tax at federal statutory rates	$ 65,753	21.00 %	$ 81,915	21.00 %	$ 53,833	21.00 %
State taxes, net of federal benefit	16,392	5.24	17,103	4.38	12,070	4.71
Equity-based compensation	(2,205)	(0.70)	(9,839)	(2.52)	(8,051)	(3.14)
Tax credits	(4,487)	(1.43)	(205)	(0.05)	(137)	(0.05)
Impact of state rate changes	1,597	0.51	4,460	1.14	(753)	(0.29)
Officer's compensation limitation	948	0.30	4,612	1.18	3,437	1.34
Valuation allowance - state	426	0.14	—	—	(13,756)	(5.37)
Valuation allowance - federal	—	—	—	—	(47,061)	(18.36)
Other	487	0.16	837	0.22	254	0.10
Income tax provision (benefit)	$ 78,911	25.22 %	$ 98,883	25.35 %	$ (164)	(0.06) %

13. LEASES

The Company leases land, warehouse and office space, and equipment, which are classified as either operating or finance leases. The Company's most significant lease is a long-term land lease with the City of San Diego covering approximately 190 acres, including approximately 17 acres of water in Mission Bay Park, California (the "Premises"). While there are no financial restrictions or covenants imposed by the Premises lease, there are certain operational restrictions in that the Premises must be used as a marine park facility and the Company may not operate another marine park facility within 560 miles of the City of San Diego.

The lease term for the Premises ends in June 2048 and the annual rent under the lease is variable and calculated on the basis of a specified percentage of the Company's gross income from the Premises (the "Percentage Rent"), or the minimum yearly rent (the "Minimum Rent"), whichever is greater. Portions of the Percentage Rent are subject to adjustment every 10 years.

The required annual rent payments for the Premises are adjusted every three years to an amount equal to 80% of the average accounting year rent actually paid for the three previous years, with the annual minimum rent calculated as approximately $10.4 million through each of the years ended December 31, 2023, 2022 and 2021. The current minimum yearly rent is next subject to adjustment on January 1, 2026.

The annual rent payments may vary from the base rent due to a shift of seasonal performance results. Rent payments related to the Premises for the years ended December 31, 2023, 2022 and 2021 were approximately $13.3 million (including approximately $1.2 million remitted in 2023 related to 2022, $13.6 million (including approximately $1.0 million remitted in 2022 related to 2021 and certain other fees) and $11.1 million (including approximately $1.6 million remitted in 2021 related to 2020 Percentage Rent), respectively. The Company's gross income from the Premises was significantly impacted during the year ended December 31, 2020 due to the temporary park closures, limited reopenings, modified operations and capacity restrictions resulting from the impact of the COVID-19 pandemic and related government restrictions in San Diego. Due to these factors, the Company deferred a payment of $8.3 million related to the Minimum Rent for the year ended December 31, 2020 (the "2020 Minimum Rent Payment"). As such, approximately $13.8 million and $10.9 million is included primarily in accounts payable and accrued expenses on the accompanying consolidated balance sheets as of December 31, 2023 and 2022, respectively, primarily related to the 2020 Minimum Rent Payment, the timing of the respective December rent payments, and certain accrued fees. Operating lease liabilities and long-term operating lease liabilities on the accompanying consolidated balance sheets as of December 31, 2023 and 2022 and the lease maturities as of December 31, 2023 are not adjusted for these deferred payments.

The tables below present the lease balances and their classification in the accompanying consolidated balance sheets as of December 31, 2023 and 2022:

	Classification		December 31, 2023		December 31, 2022
			(In thousands)		
Assets:					
Operating leases	Right of use assets - operating	$	127,379	$	130,479
Finance leases	Other assets, net		4,537		2,353
Total lease assets		$	131,916	$	132,832
Liabilities:					
Current					
Operating leases	Operating lease liabilities	$	3,380	$	3,387
Finance leases	Other accrued liabilities		1,145		171
Noncurrent					
Operating leases	Long-term operating lease liabilities		112,724		115,396
Finance leases	Other liabilities		3,349		2,284
Total lease liabilities		$	120,598	$	121,238

The table below presents the lease costs and their classification in the accompanying consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021:

	Classification		2023		2022		2021
			(In thousands)				
Operating lease cost	Operating expenses	$	13,513	$	13,177	$	13,200
Operating lease cost	Selling, general and administrative expenses		82		337		415
Finance lease cost							
Amortization of leased assets	Depreciation and amortization		764		469		817
Interest on lease liabilities	Interest expense		155		83		123
Net lease cost		$	14,514	$	14,066	$	14,555

In addition to the operating lease costs above, short-term rent expense for the years ended December 31, 2023, 2022 and 2021 were approximately $8.6 million, $4.6 million and $2.7 million, respectively, and variable rent expense for the years ended December 31, 2023, 2022 and 2021 were $6.2 million, $4.6 million and $3.8 million, respectively. The short-term and variable rent expense amounts are included primarily in operating expenses in the accompanying consolidated statements of operations.

The table below presents the Company's lease maturities as of December 31, 2023:

	Operating leases			Finance
Years Ending December 31,	Land lease	Other operating leases	Total operating leases	leases
	(In thousands)			
2024	$ 10,401	$ 2,246	$ 12,647	$ 1,317
2025	10,401	1,671	12,072	1,309
2026	10,401	1,535	11,936	339
2027	10,401	225	10,626	200
2028	10,401	225	10,626	199
Thereafter	202,825	620	203,445	1,797
Total lease payments	254,830	6,522	261,352	5,161
Less: Imputed interest	(144,451)	(797)	(145,248)	(667)
Lease liabilities	$ 110,379	$ 5,725	$ 116,104	$ 4,494

The table below presents the weighted average remaining lease terms and applicable discount rates as of December 31, 2023 and 2022:

	2023	2022
Weighted average remaining lease term (years):		
Operating leases	23.50	24.27
Finance leases	8.34	15.08
Weighted average discount rate:		
Operating leases	8.17%	8.16%
Finance leases	4.43%	3.07%

The table below presents the cash flows and supplemental information associated with the Company's leasing activities for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
	(In thousands)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 13,172	$ 12,934	$ 13,190
Operating cash flows from finance leases	$ 155	$ 83	$ 123
Financing cash flows from finance leases	$ 927	$ 485	$ 841
Right of use assets obtained in exchange for lease liabilities:			
Finance leases	$ 2,923	$ —	$ 32
Operating leases	$ 1,017	$ 3,174	$ 143

14. COMMITMENTS AND CONTINGENCIES

The Company has commenced construction of certain new theme park attractions and other projects under contracts with various third parties. As of December 31, 2023, excluding certain amounts related to the License Agreement with Sesame Workshop as described below, additional capital payments of approximately $254.0 million are necessary to complete these projects. The majority of these projects are expected to be completed in 2024 or 2025.

License Agreements

Pursuant to a license agreement ("License Agreement") with Sesame Workshop, the Company pays a specified annual license fee, as well as a specified royalty based on revenues earned in connection with sales of licensed products, all food and beverage items utilizing the licensed elements and any events utilizing such elements if a separate fee is paid for such event. The Company's principal commitments pursuant to the License Agreement include, among other items, the opening of a second standalone park ("Standalone Park") (the Company opened the Standalone Park in San Diego on March 26, 2022) and minimum annual capital and marketing thresholds. After the opening of the second Standalone Park (counting the existing Sesame Place Standalone Park in Langhorne, Pennsylvania), SEA has the option to build additional Standalone Parks in the Sesame Territory within agreed upon timelines. The License Agreement has an initial term through December 31, 2031, with an automatic additional 15-year extension plus a five-year option added to the term of the License Agreement from December 31st of the year of each new Standalone Park opening. As of December 31, 2023, the Company estimates the combined remaining liabilities and obligations for the License Agreement commitments could be up to approximately $20.0 million over the remaining term of the agreement. See further discussion concerning royalty payments for the year 2021 in the Sesame Workshop Arbitration section which follows.

ABI has granted the Company a perpetual, exclusive, worldwide, royalty-free license to use the Busch Gardens trademark and certain related domain names in connection with the operation, marketing, promotion and advertising of certain of the Company's theme parks, as well as in connection with the production, use, distribution and sale of merchandise sold in connection with such theme parks. Under the license, the Company is required to indemnify ABI against losses related to the use of the marks.

Legal Proceedings

Sesame Workshop Arbitration

On February 4, 2022, Sesame Workshop delivered notice asserting that the Company failed to pay an additional royalty payment for 2021 under its licensing agreement with the Company (the "Licensing Agreement"). The Company had previously accrued for the additional amount claimed in other accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2022. On June 27, 2022, pursuant to the License Agreement, Sesame Workshop initiated arbitration seeking a finding that its calculation of the amount of the 2021 royalty payment was correct. Sesame Workshop did not seek any modification or termination of the Licensing Agreement in the arbitration. The arbitration panel made an award on May 22, 2023 to Sesame Workshop for royalties, interest on the award, arbitration fees and expenses, which amounts are accrued for in other accrued liabilities in the accompanying consolidated balance sheet as of September 30, 2023, however, the Company is challenging the decision of the arbitration panel. On August 7, 2023, Sesame Workshop filed a Petition to Confirm Arbitration Award, and in response, the Company filed a Cross Motion to Vacate. At this time, the Company does not anticipate any exposure to loss in excess of amounts accrued to be material.

Other Lawsuits

In October 2018, the Company received a demand letter from attorneys representing certain former employees who claim that the terms of their respective separation agreements entitle them to certain favorable modifications made to certain performance-vesting restricted shares (the "Tranche 3 Shares") issued under the Company's 2013 Omnibus Incentive Plan (the "Plan").

In November 2020, the Company filed in the Court of Chancery of the State of Delaware an action for declaratory judgment seeking a determination that the threatened claims of the former employees are time-barred and without merit. In response, the defendant former employees filed a motion to dismiss or in the alternative to stay and compel arbitration. After an arbitration process agreed to by the parties determined that the claims were not subject to arbitration. On August 10, 2022, the defendant former employees filed answers, affirmative defenses and counterclaims. On October 10, 2022, the Company filed motions for judgment on the pleadings and to dismiss the counterclaims. The defendant former employees opposed the motions and oral arguments for the parties' motions and counterclaims were held before the Court of Chancery, on March 29, 2023. On May 26, 2023, the Court of Chancery granted the Company's motion for judgment on the pleadings and dismissed with prejudice the defendant former employees' counterclaims. The defendant former employees filed a notice of appeal before the Delaware Supreme Court, on June 21, 2023. Oral arguments were held on February 14, 2024. On February 15, 2024, the Delaware Supreme Court affirmed the Chancery Court's judgment that granted the Company's motion for judgment on the pleadings and its motion to dismiss counterclaims. In terms of potential exposure, the value of the total shares at issue for these certain former employees depends largely upon the Company's current share price, which fluctuates daily. Approximately 300,000 shares are at issue. The Company believes that the former employees' claims are without merit and intends to defend vigorously its positions. While there can be no assurance regarding the ultimate outcome of this matter, the Company believes that any potential loss would not be material.

On July 27, 2022, a purported class action was filed in the United States District Court for the Eastern District of Pennsylvania against the Company captioned Quinton Burns individually and Next Friend of K.B., a minor v. SeaWorld Parks & Entertainment, Inc. and SeaWorld Parks & Entertainment LLC, Civil Case No. 2:22-cv-09941. The complaint states the putative class consists of Quinton Burns and K.B. Burns and similarly situated Black people. Plaintiffs then filed an amended complaint adding an additional seven adult and seven minor class representative plaintiffs in which they allege the class consists of themselves and similarly situated minority persons and also disclosed an additional 89 families and 125 children represented by plaintiffs' counsel who are allegedly members of the purported class (the "First Amended Complaint"). The First Amended Complaint alleges the Company engaged in disparate treatment of class members based on their race and in so doing violated the Civil Rights Act of 1866 and Pennsylvania common law. The First Amended Complaint seeks compensatory and punitive damages and attorneys' fees and costs as well declarative and injunctive relief. The Company filed a motion to dismiss all counts and a motion to strike certification of the class. The Court granted the motion to dismiss with prejudice as to the negligent training and hiring claims, without prejudice as to the negligent supervising claim, and denied the motion as to the 42 USC 1981 and negligence per se claims. Regarding the motion to strike class certification, the Court denied the motion on the grounds it is premature. The plaintiffs have since then sought certification of their class. The Company has refiled the motion to strike class certification and has also filed a motion for summary judgment. Plaintiffs also have filed a motion to amend the complaint to reassert the negligent supervising claim. The Company believes that the lawsuit is without merit and intends to defend it vigorously. While there can be no assurance regarding the ultimate outcome of the litigation, the Company believes a potential loss, if any, would not be material.

Other Matters

The Company is a party to various other claims and legal proceedings arising in the normal course of business. In addition, from time to time the Company is subject to audits, inspections and investigations by, or receives requests for information from, various federal and state regulatory agencies, including, but not limited to, the U.S. Department of Agriculture's Animal and Plant Health Inspection Service ("APHIS"), the U.S. Department of Labor's Occupational Safety and Health Administration ("OSHA"), the California Occupational Safety and Health Administration ("Cal-OSHA"), the Florida Fish & Wildlife Commission ("FWC"), the Equal Employment Opportunity Commission ("EEOC"), the Internal Revenue Service ("IRS") the U.S. Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC").

Other than those matters discussed above, from time to time, various parties also bring other lawsuits against the Company. Matters where an unfavorable outcome to the Company is probable and which can be reasonably estimated are accrued. Such accruals, which are not material for any period presented, are based on information known about the matters, the Company's estimate of the outcomes of such matters, and the Company's experience in contesting, litigating and settling similar matters. Matters that are considered reasonably possible to result in a material loss are not accrued for, but an estimate of the possible loss or range of loss is disclosed, if such amount or range can be determined. At this time, management does not expect any such known claims, legal proceedings or regulatory matters to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

15. FAIR VALUE MEASUREMENTS

Of the Company's long-term obligations as of December 31, 2023 and 2022, the Term B Loans are classified in Level 2 of the fair value hierarchy and the First-Priority Senior Secured Notes and the Senior Notes are classified in Level 1 of the fair value hierarchy. The fair value of the Term B Loans approximates their carrying value, excluding unamortized debt issuance costs and discounts, due to the variable nature of the underlying interest rates and the frequent intervals at which such interest rates are reset. The fair value of the First-Priority Senior Secured Notes and Senior Notes was determined using quoted prices in active markets for identical instruments. See Note 11–Long-Term Debt for further details.

The Company did not have any assets measured on a recurring basis at fair value as of December 31, 2023 and 2022. The Company maintains its long-term liabilities at carrying value, net of unamortized debt issuance costs and discounts, in the consolidated balance sheet.

The following table presents the Company's estimated fair value measurements and related classifications for liabilities measured on a recurring basis as of December 31, 2023:

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2023
Liabilities:	*(In thousands)*			
Long-term obligations [a]	$ 904,025	$ 1,173,000	$ —	$ 2,077,025

(a)   Reflected at carrying value, net of unamortized debt issuance costs and discounts, in the consolidated balance sheet as current maturities of long-term debt of $12.0 million and long-term debt of $2.093 billion as of December 31, 2023.

The following table presents the Company's estimated fair value measurements and related classifications for liabilities measured on a recurring basis as of December 31, 2022:

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2022
Liabilities:	*(In thousands)*			
Long-term obligations [a]	$ 873,675	$ 1,185,000	$ —	$ 2,058,675

(a)   Reflected at carrying value, net of unamortized debt issuance costs and discounts, in the consolidated balance sheet as current maturities of long-term debt of $12.0 million and long-term debt of $2.099 billion as of December 31, 2022.

16. RETIREMENT PLAN

The Company sponsors a defined contribution plan, under Section 401(k) of the Internal Revenue Code. The Company makes matching cash contributions, subject to certain restrictions, structured as a 50% match on the first 4% of eligible pay contributed by the employee. In April 2020, the Company matching contribution was temporarily suspended in response to the COVID-19 pandemic and remained suspended through 2021. During 2022, the Company reinstated the matching contribution effective January 1, 2022. The contribution is made on an annual basis prior to March 31 of the following plan year for eligible employees.

Employer matching contributions, net of forfeitures applied, for the years ended December 31, 2023 and 2022, totaled $2.4 million and $0.4 million, respectively, and is included in selling, general and administrative expenses and in operating expenses in the accompanying consolidated statements of operations.

17. EQUITY-BASED COMPENSATION

Equity compensation expense is included in operating expenses and in selling, general and administrative expenses in the accompanying consolidated statements of operations as follows:

	For the Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Equity compensation expense included in operating expenses	$ 1,947	$ 4,427	$ 9,578
Equity compensation expense included in selling, general and administrative expenses	15,085	13,731	30,144
Total equity compensation expense	$ 17,032	$ 18,158	$ 39,722

Equity compensation expense for the year ended December 31, 2021, includes the impact of certain prior year performance vesting restricted awards which were previously not considered probable of vesting.

Total unrecognized equity compensation expense for all equity compensation awards probable of vesting as of December 31, 2023 was approximately $19.8 million, which is expected to be recognized over a weighted-average period of 1.6 years.

The total fair value of shares which vested during the years ended December 31, 2023, 2022 and 2021 was approximately $14.1 million, $21.8 million and $13.6 million, respectively. The weighted average grant date fair value per share of time-vesting and performance-vesting restricted awards granted during the years ended December 31, 2023, 2022 and 2021 were $56.36, $58.08 and $52.12 per share, respectively.

The activity related to the Company's time-vesting and performance-vesting restricted awards during the year ended December 31, 2023 was as follows:

			Performance-Vesting Restricted Awards			
	Time-Vesting Restricted Awards		Bonus Performance Restricted Awards		Long-Term Incentive Performance Restricted Awards	
	Shares/Units	Weighted Average Grant Date Fair Value per Award	Shares/Units	Weighted Average Grant Date Fair Value per Award	Shares/Units	Weighted Average Grant Date Fair Value per Award
Outstanding at December 31, 2022	533,160	$ 44.90	99,050	$ 65.16	859,483	$ 39.19
Granted	248,517	$ 59.31	142,460	$ 51.42	263,001	$ 56.25
Vested	(140,418)	$ 46.27	(22,299)	$ 65.17	(209,957)	$ 29.08
Forfeited	(74,107)	$ 49.50	(84,214)	$ 64.46	(153,071)	$ 46.55
Outstanding at December 31, 2023	567,152	$ 50.28	134,997	$ 51.09	759,456	$ 46.41

The total intrinsic value of stock options exercised during the years ended December 31, 2023, 2022 and 2021 was approximately $3.1 million, $4.2 million and $9.5 million, respectively. The activity related to the Company's stock option awards during the year ended December 31, 2023 was as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2022	513,712	$ 39.75		
Granted	129,635	$ 56.90		
Forfeited	(97,538)	$ 49.19		
Expired	(6,711)	$ 42.90		
Exercised	(110,584)	$ 26.58		
Outstanding at December 31, 2023	428,514	$ 46.14	6.90	$ 4,290
Exercisable at December 31, 2023	196,309	$ 33.46	4.82	$ 4,115

The weighted average grant date fair value of stock options granted during the year ended December 31, 2023 was $34.48. Key weighted-average assumptions utilized in the Black-Scholes Option Pricing Model for stock options granted during the year ended December 31, 2023 were:

Risk-free interest rate	3.66%
Expected volatility	62.12%
Expected dividend yield	0.00%
Expected life (years) [a]	6.12

(a) The expected life was estimated using the simplified method, as the Company does not have sufficient historical exercise data due to the limited period of time its common stock has been publicly traded.

Omnibus Incentive Plan

The Company has reserved 15,000,000 shares of common stock for issuance under the Company's Omnibus Incentive Plan (the "Omnibus Incentive Plan"), of which approximately 6,920,000 are available for future issuance as of December 31, 2023.

Bonus Performance Restricted Units

During the year ended December 31, 2023, the Company granted approximately 140,000 performance-vesting restricted units (the "Bonus Performance Restricted Units") in accordance with its annual bonus plan for 2023 (the "2023 Bonus Plan"). The 2023 Bonus Plan provides for bonus awards payable 50% in cash and 50% in performance-vesting restricted units (the "Bonus Performance Restricted Units") and is based upon the Company's achievement of specified performance goals as defined by the 2023 Bonus Plan, with respect to the year ended December 31, 2023 (the "Fiscal 2023"). The total number of units eligible to vest into shares of stock is based on the level of achievement of the targets for Fiscal 2023 which ranges from 0% (if below threshold performance), to 100% (if at target performance) with opportunities to earn above 100% when achievement is above the target performance for certain metrics.

In accordance with ASC 718, *Compensation-Stock Compensation*, equity compensation expense is recorded on shares probable of vesting. Based on the Company's actual Fiscal 2023 results with respect to specific performance goals, a portion of the outstanding performance-vesting restricted awards related to the Fiscal 2023 performance goals were considered probable of vesting as of December 31, 2023; therefore, equity compensation expense has been recorded related to these awards. These awards are expected to vest in accordance with their terms, at which time any unearned units will forfeit.

The Company had an annual bonus plan for the fiscal year ended December 31, 2022 ("Fiscal 2022"), under which certain employees were eligible to vest in Bonus Performance Restricted Units based upon the Company's achievement of certain performance goals with respect to Fiscal 2022. Based on the Company's actual Fiscal 2022 results, a portion of these Bonus Performance Restricted Units vested and were converted into approximately 20,000 shares in the year ended December 31, 2023 and the remaining unvested units forfeited in accordance with their terms.

2023 Long-Term Incentive Awards

During the year ended December 31, 2023, the Company granted long-term incentive plan awards for 2023 (the "2023 Long-Term Incentive Grant") which were comprised of approximately 65,000 nonqualified stock options (the "Long-Term Incentive Options") and approximately 260,000 performance-vesting restricted units (the "Long-Term Incentive Performance Restricted Units") (collectively, the "Long-Term Incentive Awards").

Long-Term Incentive Options

The Long-Term Incentive Options vest over three years, with one-third vesting on each anniversary of the date of grant, subject to continued employment through the applicable vesting date. Equity compensation expense for these options is recognized for each tranche over the vesting period using the straight-line method. Upon stock option exercises, authorized but unissued shares will be issued by the Company.

Long-Term Incentive Performance Restricted Units

The Long-Term Incentive Performance Restricted Units are eligible to vest during the three-year performance period beginning on January 1, 2023 and ending on December 31, 2025 (or, extended through December 31, 2026, as applicable) (the "Performance Period") based upon the Company's achievement of specified performance goals during the Performance Period. The total number of Long-Term Incentive Performance Restricted Units eligible to vest will be based on the level of achievement of the performance goals and ranges from 0% (if below threshold performance) up to 150% (for maximum performance). Upon achievement of at least the threshold performance goals, 50% of the award for a given level of performance will vest, with the remaining 50% subject to a one-year performance test period. Performance for the test period must meet or exceed the prior year's performance before up to the remaining 50% of the units can be earned.

The Company recognizes equity compensation expense for its performance-vesting restricted awards ratably over the related performance period, if the performance condition is probable of being achieved. If the probability of vesting changes for performance-vesting restricted awards in a subsequent period, all equity compensation expense related to those awards that would have been recorded, if any, over the requisite service period had the new percentage been applied from inception, will be recorded as a cumulative catch-up or reduction at such subsequent date.

Other Long-Term Incentive Awards

During the year ended December 31, 2023, the Company also granted time-vesting restricted units and options to certain employees which generally vest over four years, with one-quarter vesting on each of the first four anniversaries of the grant date.

Previous Long-Term Incentive Awards

The Company also has outstanding time-vesting restricted awards (the "Long-Term Incentive Time Restricted Awards"), performance-vesting restricted awards (the "Long-Term Incentive Performance Restricted Awards") and nonqualified stock options granted under previous long-term incentive plan grants.

During the year ended December 31, 2023, a portion of the previously granted Long-Term Incentive Performance Restricted Awards related to completed performance periods vested, with the remainder forfeiting in accordance with their terms. The remaining outstanding Long-Term Incentive Performance Restricted Awards related to future performance periods are eligible to vest based upon the Company's achievement of pre-established performance goals for the respective performance period, as defined.

A portion of the outstanding Long-Term Incentive Performance Restricted Awards relate to certain performance restricted units (the "2021 LTIP Performance Awards") which contain a three-year performance period consisting of the 2021-2023 calendar years (or, extended through the end of the 2024 calendar year, as applicable) and are eligible to vest based upon the Company's achievement of specific performance goals for the performance period, as defined. The total number of 2021 LTIP Performance Awards eligible to vest will be based on the level of achievement of the performance goals and ranges from 0% (if below threshold performance) up to 100% (for target or above performance). Upon achievement of the performance goals, only 25% to 50% of the award for a given level of performance will be eligible to vest, with the remaining portion subject to a one-year extended performance test period, if applicable. Based on the Company's results for fiscal years 2022 and 2023, the Company expects to vest a portion of the 2021 LTIP Performance Awards in the first quarter of 2024, with the remainder forfeiting in accordance with their terms.

A portion of the outstanding Long-Term Incentive Performance Restricted Awards relate to certain performance restricted units (the "2019 LTIP Performance Awards") which contain a four-year performance period consisting of the 2019-2022 calendar years (or, extended through the end of the 2023 calendar year, as applicable) and are eligible to vest based upon the Company's achievement of specific performance goals for the performance period, as defined, with an opportunity to vest up to 50% of the award earlier if certain goals are achieved in any fiscal year during the performance period. The total number of 2019 LTIP Performance Awards eligible to vest will be based on the level of achievement of the performance goals and ranges from 0% (if below threshold performance) up to 100% (for target or above performance). Upon achievement of the performance goals, up to 50% of the award for a given level of performance will vest, with the remaining 50% subject to a one-year extended performance test period. The goal achieved must be met again or exceeded for the extended performance period before the remaining units are earned. Based on the Company's results for fiscal year 2021, the Company vested a portion of the 2019 LTIP Performance Awards in the first quarter of 2022 and based on the Company's results for fiscal year 2022, the Company vested another portion of the 2019 LTIP Performance Awards in the first quarter of 2023.Additionally, based on the Company's results for fiscal year 2023, the Company expects to vest the remaining portion of the 2019 LTIP Performance Awards in the first quarter of 2024.

Other

During the years ended December 31, 2023, 2022 and 2021, the Company granted equity awards to its non-employee members of its Board which will vest on the day before the Company's next annual meeting. Each eligible Board member elected the form of their equity award as either deferred stock units ("DSUs") or restricted stock units ("RSUs"). Each DSU granted represents the right to receive one share of the Company's common stock three months after the respective director leaves the Board. Upon vesting, each RSU will be converted into one share of the Company's common stock.

Additionally, during the years ended December 31, 2023, 2022 and 2021, the Company granted equity awards in the form of RSUs or DSUs which vested immediately to each eligible Board member in lieu of quarterly cash payments related to the director's annual retainers.

18. STOCKHOLDERS' DEFICIT

As of December 31, 2023, 96,660,357 shares of common stock were issued in the accompanying consolidated balance sheet, which includes 32,690,289 shares of treasury stock held by the Company (see Share Repurchase Programs discussion which follows), but excludes 1,461,605 unvested restricted stock awards held by certain participants in the Company's equity compensation plans (see Note 17–Equity-Based Compensation).

Share Repurchase Programs

The Board had previously authorized a share repurchase program of up to $250.0 million of the Company's common stock (the "Former Share Repurchase Program"). In March 2022, the Board approved a replenishment to the Former Share Repurchase Program of $228.2 million, bringing the total amount authorized back up to $250.0 million at that time. Under the Former Share Repurchase Program, during the year ended December 31, 2022, the Company repurchased 3,563,086 shares for an aggregate total of approximately $250.0 million, leaving no amount remaining under the Former Share Repurchase Program.

In May 2022, the Board approved a $250.0 million share repurchase program (the "May Share Repurchase Program"). Under the May Share Repurchase Program, during the year ended December 31, 2022, the Company repurchased 5,085,752 shares for an aggregate total of approximately $250.0 million, leaving no amount remaining under the May Share Repurchase Program.

In August 2022, the Board approved a new $250.0 million share repurchase program (the "Share Repurchase Program"). Under the Share Repurchase Program, during the years ended December 31, 2023 and 2022, the Company repurchased 313,750 shares and 3,774,659 shares, respectively, for an aggregate total of approximately $17.9 million and $193.6 million, respectively, leaving approximately $38.5 million available under the Share Repurchase Program as of December 31, 2023.

During the year ended December 31, 2021, the Company repurchased 3,692,794 shares for an aggregate total of approximately $215.7 million leaving approximately $21.8 million available under the Former Share Repurchase Program as of December 31, 2021.

Under the Share Repurchase Program, the Company is authorized to repurchase shares through open market purchases, privately-negotiated transactions or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. The Share Repurchase Program has no time limits and could be suspended or discontinued completely at any time. The number of shares to be purchased and the timing of purchases will be based on the Company's trading windows and available liquidity, general business and market conditions, and other factors, including legal requirements, share ownership thresholds, debt covenant restrictions, future tax implications and alternative investment opportunities.

All shares repurchased pursuant to the repurchase programs disclosed above, other repurchase transactions, and shares repurchased directly from selling stockholders concurrently with previous secondary offerings, are recorded as treasury stock at a total cost of $1,342.5 million and $1,324.7 million as of December 31, 2023 and 2022, respectively, and are reflected within stockholders' deficit in the accompanying consolidated statements of changes in stockholders' deficit.

Schedule I-Registrant's Condensed Financial Statements

UNITED PARKS & RESORTS INC.
PARENT COMPANY ONLY
CONDENSED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2023	December 31, 2022
Assets		
Current Assets:		
Cash	$ 60	$ 4
Total current assets	60	4
Total assets	$ 60	$ 4
Liabilities and Stockholders' Deficit		
Current Liabilities:		
Loss in excess of investment in wholly-owned subsidiary	$ 208,216	$ 437,664
Other accrued liabilities	60	4
Total current liabilities	208,276	437,668
Total liabilities	208,276	437,668
Commitments and contingencies		
Stockholders' Deficit:		
Preferred stock, $0.01 par value—authorized, 100,000,000 shares, no shares issued or outstanding at December 31, 2023 and 2022	—	—
Common stock, $0.01 par value—authorized, 1,000,000,000 shares; 96,660,357 and 96,287,771 shares issued at December 31, 2023 and 2022, respectively	967	963
Additional paid-in capital	723,260	710,151
Retained earnings	410,099	175,903
Treasury stock, at cost (32,690,289 and 32,376,539 shares at December 31, 2023 and 2022, respectively)	(1,342,542)	(1,324,681)
Total stockholders' deficit	(208,216)	(437,664)
Total Liabilities and Stockholders' Deficit	$ 60	$ 4

See accompanying notes to condensed financial statements.

UNITED PARKS & RESORTS INC.
PARENT COMPANY ONLY
CONDENSED STATEMENTS OF OPERATIONS
(In thousands)

	For the Year Ended December 31,					
	2023		**2022**		**2021**	
Equity in net income of subsidiary	$	234,196	$	291,190	$	256,513
Net income	$	234,196	$	291,190	$	256,513

See accompanying notes to condensed financial statements.

UNITED PARKS & RESORTS INC.
PARENT COMPANY ONLY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended December 31,		
	2023	2022	2021
Cash Flows From Operating Activities:			
Net income	$ 234,196	$ 291,190	$ 256,513
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in net income of subsidiary	(234,196)	(291,190)	(256,513)
Net cash provided by (used in) operating activities	—	—	—
Cash Flows From Investing Activities:			
Capital contributed to subsidiary from exercises of stock options	(2,884)	(3,431)	(5,955)
Net cash used in investing activities	(2,884)	(3,431)	(5,955)
Cash Flows From Financing Activities:			
Exercise of stock options	2,940	3,028	5,907
Net cash provided by financing activities	2,940	3,028	5,907
Change in Cash and Cash Equivalents	56	(403)	(48)
Cash and Cash Equivalents - Beginning of year	4	407	455
Cash and Cash Equivalents - End of year	$ 60	$ 4	$ 407
Supplemental Disclosures of Noncash Financing Activities			
Dividends from subsidiary- return of capital, for purchase of treasury stock	$ 17,861	693,623	215,749

See accompanying notes to condensed financial statements.

UNITED PARKS & RESORTS INC.
NOTES TO CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

1. DESCRIPTION OF UNITED PARKS & RESORTS INC.

United Parks & Resorts Inc. (the "Parent"), previously SeaWorld Entertainment, Inc., was incorporated in Delaware on October 2, 2009. See further discussion in Note 1–Description of the Business in the accompanying consolidated financial statements.

The Parent has no operations or significant assets or liabilities other than its investment in SeaWorld Parks & Entertainment, Inc. ("SEA"), which owns and operates twelve theme parks within the United States. Accordingly, the Parent is dependent upon distributions from SEA to fund its obligations. However, under the terms of SEA's various debt agreements, SEA's ability to pay dividends or lend to the Parent is restricted, except that SEA may pay specified amounts to the Parent to fund the payment of the Parent's tax obligations.

2. BASIS OF PRESENTATION

The accompanying condensed financial statements (the "parent company only financial statements") include the accounts of the Parent and its investment in SEA accounted for in accordance with the equity method and do not present the financial statements of the Parent and its subsidiary on a consolidated basis. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles ("GAAP") have been condensed or omitted since this information is included with the United Parks & Resorts Inc. consolidated financial statements included elsewhere in this Annual Report on Form 10-K (the "consolidated financial statements"). These parent company only financial statements should be read in conjunction with the consolidated financial statements.

3. GUARANTEES

SEA is the borrower under the senior secured credit facilities, (the "Senior Secured Credit Facilities") under a credit agreement dated as of December 1, 2009 which was amended and restated on August 25, 2021 (the "Amended and Restated Credit Agreement"). On August 25, 2021, SEA completed a private offering of $725.0 million aggregate principal amount of 5.250% senior notes due 2029 (the "Senior Notes"). On April 30, 2020, SEA closed on a private offering of $227.5 million aggregate principal amount of 8.750% first-priority senior secured notes due 2025 (the "First-Priority Senior Secured Notes"). On August 5, 2020, SEA closed on a private offering of $500.0 million aggregate principal amount of 9.500% second-priority senior secured notes due 2025 (the "Second-Priority Senior Secured Notes"), which were fully redeemed during the year ended December 31, 2021.

Under the terms of the Senior Secured Credit Facilities, the obligations of SEA are fully, unconditionally and irrevocably guaranteed by Parent, any subsidiary of Parent that directly or indirectly owns 100% of the issued and outstanding equity interest of SEA, and subject to certain exceptions, each of SEA's existing and future material domestic wholly-owned subsidiaries (collectively, the "Guarantors").

SEA's obligations under the Senior Notes and related indenture are guaranteed, jointly and severally, on a senior secured basis, by the Guarantors, as defined, in accordance with the provisions of the indenture.

The First-Priority Senior Secured Notes are fully and unconditionally guaranteed by the Parent, any subsidiary of the Parent that directly or indirectly owns 100% of the issued and outstanding equity interests of SEA, and subject to certain exceptions, each of SEA's subsidiaries that guarantees SEA's existing senior secured credit facilities.

See Note 11–Long-Term Debt of the accompanying consolidated financial statements for further details.

4. DIVIDENDS FROM SUBSIDIARY

During the year ended December 31, 2023, SEA paid dividends to the Parent of approximately $17.9 million. The dividends were in the form of 313,750 shares of common stock repurchased by SEA. During the year ended December 31, 2022, SEA paid dividends to the Parent of approximately $693.6 million. The dividends were in the form of 12,423,497 shares of common stock repurchased by SEA. During the year ended December 31, 2021, SEA paid dividends to the Parent of approximately $215.7 million. The dividends were in the form of 3,692,794 shares of common stock repurchased by SEA (see Note 5–Stockholders' Deficit which follows).

5. STOCKHOLDERS' DEFICIT

Omnibus Incentive Plan

The Parent has reserved 15,000,000 shares of common stock for future issuance under the Omnibus Incentive Plan (the "Omnibus Incentive Plan"), of which approximately 6,920,000 are available for future issuance as of December 31, 2023.

The Omnibus Incentive Plan is administered by the compensation committee of the Parent's Board, and provides that the Parent may grant equity incentive awards to eligible employees, directors, consultants or advisors of the Parent or its subsidiary, SEA, in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based and performance compensation awards. If an award under the Omnibus Incentive Plan expires or is canceled, forfeited, or terminated, without issuance to the participant, the unissued shares may be granted again under the Omnibus Incentive Plan. See further discussion in Note 17–Equity-Based Compensation of the accompanying consolidated financial statements.

During the years ended December 31, 2023, 2022 and 2021, respectively, Parent transferred approximately $2.9 million, $3.4 million and $6.0 million in proceeds received from the exercise of stock options to SEA as a capital contribution and increased its investment in SEA.

Share Repurchase Programs

The Parent's Board had previously authorized a share repurchase program of up to $250.0 million of the Company's common stock (the "Former Share Repurchase Program"). In March 2022, the Parent's Board approved a replenishment to the Former Share Repurchase Program of $228.2 million, bringing the total amount authorized back up to $250.0 million at that time. Under the Former Share Repurchase Program, during the year ended December 31, 2022, the Parent repurchased 3,563,086 shares for an aggregate total of approximately $250.0 million, leaving no amount remaining under the Former Share Repurchase Program.

In May 2022, the Parent's Board approved a $250.0 million share repurchase program (the "May Share Repurchase Program"). Under the May Share Repurchase Program, during the year ended December 31, 2022, the Parent repurchased 5,085,752 shares for an aggregate total of approximately $250.0 million, leaving no amount remaining under the May Share Repurchase Program.

In August 2022, the Parent's Board approved a new $250.0 million share repurchase program (the "Share Repurchase Program"). Under the Share Repurchase Program, during the years ended December 31, 2023 and 2022, the Parent repurchased 313,750 shares and 3,774,659 shares, respectively, for an aggregate total of approximately $17.9 million and $193.6 million, respectively, leaving approximately $38.5 million available under the Share Repurchase Program as of December 31, 2023.

During the year ended December 31, 2021, the Parent repurchased 3,692,794 shares for an aggregate total of approximately $215.7 million leaving approximately $21.8 million available under the Former Share Repurchase Program as of December 31, 2021.

Under the Share Repurchase Program, the Parent is authorized to repurchase shares through open market purchases, privately-negotiated transactions or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. The Share Repurchase Program has no time limits and could be suspended or discontinued completely at any time.

All shares repurchased pursuant to the Share Repurchase Program, along with shares repurchased directly from selling stockholders concurrently with previous secondary offerings, are recorded as treasury stock at a total cost of $1,342.5 million and $1,324.7 million as of the years ended December 31, 2023 and 2022, respectively, and are reflected within stockholders' deficit in the accompanying condensed balance sheets. See further discussion in Note 18–Stockholders' Deficit of the accompanying consolidated financial statements.

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Corporate Information

BOARD OF DIRECTORS:

Scott Ross [A,C,D]
Chairman
Managing Partner and Founder of Hill Path Capital, L.P.

Ronald Bension [A]
President and CEO, ASM Global

James Chambers [A,C,D]
Partner, Hill Path Capital, L.P.

William Gray [A,B,C]
Former Co-CEO of Ogilvy
Group North America

Timothy J. Hartnett [B]
Chief Executive Officer,
New Roc Management,
Chief Executive Officer,
White Fall Advisors

Nathaniel J. Lipman [B,C]
Former Executive Chairman, CEO and President of CX Loyalty Holdings, Inc., formerly known as Affinion Group Holdings, Inc.

Yoshikazu Maruyama [A,D]
Chief Executive Officer and Director,
TOCA Football, Inc.

Thomas E. Moloney [B,D]
Former Senior Executive Vice President and Chief Financial Officer,
John Hancock Financial Services, Inc.

Neha Jogani Narang [A]
Former Interim Chief Marketing Officer of Roblox Corporation, Former Chief Marketing Officer, Hello Mobile, Inc. d/b/a True, Former Director of Consumer and Developer Product Marketing, Facebook, Inc.

Kimberly K. Schaefer [A,B]
Chief Executive Officer and Director, Alpine Acquisition Corp., Chief Executive Officer and Former President, Two Bit Circus, Inc.

[A] Member of the Revenue Committee
[B] Member of the Audit Committee
[C] Member of the Nominating and
   Corporate Governance Committee
[D] Member of the Compensation
   Committee

COMPANY EXECUTIVES:

Marc G. Swanson
Chief Executive Officer

Shekufeh Boyle
Chief Accounting Officer

Dr. Christopher (Chris) Dold
Chief Zoological Officer

Christopher (Chris) Finazzo
Chief Commercial Officer

James (Jim) Forrester
Interim Chief Financial Officer and Treasurer

Jayson Maxwell
Interim Chief Human Resources Officer

Kyle R. Miller
Chief Park Operations Officer – Florida Parks

Byron Surrett
Chief Park Operations Officer – Non-Florida Parks

G. Anthony (Tony) Taylor
Chief Legal Officer, General Counsel and Corporate Secretary

TRANSFER AGENT & REGISTRAR:

For information or assistance regarding individual stock records, contact your broker or the Company's transfer agent, Computershare. Computershare may be reached at: 1-800-851-9677.

STOCK EXCHANGE LISTING:

The Company's common stock is listed on the New York Stock Exchange under the ticker symbol "PRKS."

FORWARD-LOOKING STATEMENTS:

This Annual Report contains certain forward-looking statements that are based largely on the Company's current expectations. Forward-looking statements are subject to certain risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward- looking statements. For more information about these forward-looking statements and related risks, please refer to the "Special Note Regarding Forward-Looking Statements" beginning on page 1 of the Company's Annual Report on Form 10-K and "Risk Factors" included herewith.

CORPORATE GOVERNANCE:

Information concerning our Corporate Governance practices, including our Code of Business Conduct and Ethics, Committee Charters and Corporate Governance Guidelines, is available on our Investor Relations website at www.unitedparksinvestors.com.

INVESTOR RELATIONS:

Anyone seeking information about United Parks & Resorts Inc. is encouraged to visit us online at www.unitedparksinvestors.com. The Company provides a variety of information about the business on its websites. Prospective and current investors may also contact the investor relations team at: Phone: 888-410-1812 Email: investors@unitedparks.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

KPMG LLP
420 South Orange Ave
Orlando, Florida, 32801



UNITED PARKS & RESORTS

United Parks & Resorts Inc. Global Headquarters
6240 Sea Harbor Drive
Orlando, Florida 32821
Phone 407.226.5011
www.unitedparks.com